Exhibit 2.1
EXECUTION VERSION

EQUITY PURCHASE AGREEMENT
by and among
LINCOLN INTERNATIONAL, LP,
LINCOLN INTERNATIONAL HOLDINGS LIMITED,
LINCOLN INTERNATIONAL PARENT B.V.,
LINCOLN INTERNATIONAL B.V.,
MARSHBERRY HOLDCO, INC.,
MARSHBERRY HOLDCO II, LLC,
AMC MB MINI-MASTER, LP,
DB FLF MBH LLC,
THE SPECIFIED HOLDERS (UPON EXECUTION OF A JOINDER HERETO),
MARSHBERRY HOLDING COMPANY, LLC, and
ATLAS MERCHANT CAPITAL LLC
Dated as of September 9, 2025

Exhibits
Exhibit A    Form of Employment Agreement
Exhibit B    Form of Restrictive Covenant Agreement
Exhibit C    Form of Employee Restrictive Covenant Agreement
Exhibit D    Form of Retention Agreement
Exhibit E    Amended and Restated Limited Liability Agreement of Holdco II Seller
Exhibit F    Illustrative Consideration Spreadsheet
Exhibit G    Form of Escrow Agreement
Exhibit H    Form of Put/Call Agreement
Exhibit I    Form of Earnout Agreement

EQUITY PURCHASE AGREEMENT
THIS EQUITY PURCHASE AGREEMENT, dated as of September 9, 2025 (this “Agreement”), by and among (i) Lincoln International, LP, a Delaware limited partnership (the “Purchaser”), (ii) Lincoln International Holdings Limited, a private limited company incorporated under the laws of England and Wales with registered number 06406893 (“UK Purchaser”), (iii) Lincoln International Parent B.V., a private limited company under the laws of the Netherlands with registered number 89516478 (“Dutch Purchaser”), (iv) Lincoln International B.V., a private limited company under the laws of the Netherlands with registered number 89951107 (“Dutch Minority Purchaser” together with Purchaser, UK Purchaser and Dutch Purchaser, the “Purchaser Parties”), (v) MarshBerry Holdco, Inc., an Ohio corporation (“Holdco Seller”), (vi) MarshBerry Holdco II, LLC, an Ohio limited liability company (“Holdco II Seller” and, in its capacity as representative to the Sellers as and to the extent described in Section 11.18, the “Representative” and, together with Holdco Seller, the “Holdco Sellers”), (vii) AMC MB Mini-Master, LP, a Delaware limited partnership (“Mini-Master Seller”), (viii) DB FLF MBH LLC, a Delaware limited liability company (“DB FLF Seller,” and collectively with the Holdco Sellers, and Mini-Master Seller, the “Sellers”), (ix) following execution and delivery of a Limited Joinder as provided in Section 7.13, each Specified Holder, (x) MarshBerry Holding Company, LLC, a Delaware limited liability company (the “Company”), and (xi) Atlas Merchant Capital LLC, a Delaware limited liability company in its capacity as representative to the Sellers (as and to the extent described in Section 11.18, the “Representative”). Each of the parties named above may be referred to herein as a “Party” and collectively as the “Parties.”
RECITALS
WHEREAS, as of the date hereof, the Sellers own all of the issued and outstanding limited liability company interests of the Company (the “Company Units”);
WHEREAS, (i) Marsh, Berry & Company, LLC, an Ohio limited liability company (“MB LLC”), is a wholly owned Subsidiary of the Company and is treated as an entity disregarded as separate from its sole owner, the Company, for U.S. federal income Tax purposes;
(ii) MarshBerry International, Inc., an Ohio corporation (“MB International”), is a wholly owned Subsidiary of MB LLC; (iii) MarshBerry UK Holding Limited, a private limited company incorporated under the laws of England and Wales with registered number 15136781 (“MB UK”), is a wholly owned Subsidiary of MB International with MB International owning all of the issued and outstanding Equity Interests of MB UK (the “UK Company Interests”); (iv) MarshBerry International Cooperatief U.A., a cooperative under the laws of the Netherlands (“MB Netherlands”), is a Subsidiary of MB International with MB International holding ninety-nine point ninety-nine percent (99.99%) of the Equity Interests of MB Netherlands (the “Dutch Majority Company Interests”); and (v) MaLime B.V., a private limited company under the laws of the Netherlands (the “Dutch Minority Member”), holds point zero one percent (0.01%) of the Equity Interests of MB Netherlands (the “Dutch Minority Company Interests”);
WHEREAS, prior to the Closing, the Holdco Sellers will effectuate the Holdco Sellers Reorganization and immediately following the Holdco Sellers Reorganization, Holdco II Seller and certain Specified Holders will, in the aggregate, own all Company Units held by Holdco Seller immediately prior to the Holdco Sellers Reorganization;

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, (i) UK Purchaser desires to acquire from MB International, and the Company desires to cause MB International to sell to UK Purchaser, the legal and beneficial title to the UK Company Interests; (ii) Dutch Purchaser desires to acquire from MB International, and the Company desires to cause MB International to transfer to Dutch Purchaser, the Dutch Majority Company Interests; (iii) the Dutch Minority Purchaser desires to acquire from Dutch Minority Member, and the Company desires to cause the Dutch Minority Member to transfer to the Dutch Minority Purchaser, the Dutch Minority Company Interests; and (iv) the Purchaser desires to acquire from the Sellers and the Specified Holders, and the Sellers and such Specified Holders desire to sell to the Purchaser, all of the Company Units held by the Sellers and such Specified Holders (the “Purchased Interests”);
WHEREAS, concurrently with the execution and delivery of this Agreement, the Sellers and the Purchaser are entering into an Earnout Agreement (as defined herein) pursuant to which the Holdco Sellers and, following the Holdco Sellers Reorganization and the execution of the Distribution Agreements, each Closing Holdco II Member shall be eligible to receive certain additional consideration in respect of the sale of the Purchased Interests to the Purchaser upon the terms and subject to the conditions set forth therein; and
WHEREAS, (i) concurrently with the execution and delivery of this Agreement as a condition and inducement to the Purchaser’s willingness to enter into this Agreement, each of John Wepler and Phil Trem is entering into (y) an executive offer letter with Purchaser in the form attached hereto as Exhibit A (the “Employment Agreements”), which such Employment Agreements shall be effective upon the Closing (as defined herein) and (z) an Employee Restrictive Covenant Agreement (defined below); (ii) at the Closing each of John Wepler and Phil Trem will enter into a deal-based restrictive covenant agreement in the form attached hereto as Exhibit B (the “Restrictive Covenant Agreements”) and a Retention Agreement (as defined below); and (iii) the Company will use commercially reasonable efforts to cause (y) each of the individuals set forth on Section 1.1(a) to the Disclosure Letter under the heading “Restricted Parties” (each such individual, a “Restricted Party” and collectively, the
“Restricted Parties”) to enter into an proprietary interests protection agreement in the form attached hereto as Exhibit C (the “Employee
Restrictive Covenant Agreements”) and (z) each of the individuals set forth on Section 1.1(a) to the Disclosure Letter under the heading “Retention Parties” to enter into a retention agreement in the form attached hereto as Exhibit D (the “Retention Agreements”).
NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants, and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I.
DEFINITIONS
Section 1.1    Defined Terms.
(a)    For all purposes of this Agreement, the following terms shall have the following respective meanings:
“A&R Holdco II LLCA” means that certain amended and restated limited liability agreement of Holdco II Seller in the form attached hereto as Exhibit E.
“Accrued Income Taxes” shall mean any and all unpaid income Tax liabilities of the Company Group for or relating to any Pre-Closing Tax Period (for the avoidance of doubt, including any pass-through entity income (or similar) Taxes and any nonresident withholding Taxes imposed on any member of the Company Group) whether or not due and payable as of the Closing Date, including any income Taxes attributable to payments, events, or transactions occurring prior to the Closing Date that have been deferred until after the Closing Date; provided, that, for purposes of determining Accrued Income Taxes, (i) such amounts shall take into account any deposits, prepayments or refunds with respect to income Taxes for a Pre-Closing Tax Period to the extent that, under applicable Law, such deposits, prepayments or refunds actually reduce income Tax liabilities otherwise included in the calculation of Accrued Income Taxes, but shall not be an amount less than zero (0) in the aggregate or with respect to any jurisdiction or with respect to any particular income Tax, (ii) income Taxes with respect to any Straddle Period shall be determined and allocated in accordance with Section 9.1(c) and Transaction Tax Deductions shall be allocated to the Pre-Closing Tax Period (limited, in the case of a Tax period ending on or prior to the Closing Date, to the extent at least “more likely than not” permitted by applicable Law), (iii) all deferred Tax liabilities and deferred Tax assets shall be excluded that reflect timing differences between book and Tax income, (iv) such amounts shall include any unpaid income Tax liabilities of the Company Group for any Tax period as a result of any inclusion under Section 951 or Section 951A of the Code to the extent attributable to the Pre-Closing Tax Period, including by reason of Section 965 of the Code (or any analogous or similar provision under any state or local income Tax Law) notwithstanding any election under Section 965 of the Code and whether or not such income Taxes are due and payable as of the Closing Date, (v) such amounts shall exclude any and all income Taxes directly resulting from the sale and transfer of the UK Company Interests, the Dutch Majority Company Interests or the Dutch Minority Company Interests, and (vi) such amounts shall be determined in accordance with the past custom and practice of the Company Group in filing Tax Returns and calculating income Taxes, except as required by applicable Law or as a result of a change in applicable facts.
“Action” shall mean any action, arbitration, charge, claim, complaint, demand, dispute, audit, grievance, hearing, inquiry, investigation, litigation, proceeding, qui tam action, or suit (whether civil, criminal, administrative, judicial, or investigative) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Authority, whether at law or in equity.

“Actual FirstChoice Contingent Payment Amount” shall mean the aggregate amount of all deferred contingent payment amounts determined to be finally payable under the FirstChoice Purchase Agreement.
“Additional Atlas Amount” means $18,000,000.00.
“Additional Cash Amount” means, for purposes of the calculation of the Estimated Closing Cash, the amounts under the line items “Receivables Tied to 2025 Earnouts (Target / Possible)” and “Receivables Tied to 2025 FirstChoice Contingents (Guarantees / Per Carrier Grids)”, in each case, valued at the amount accrued on the books and records of the Company Group as of the Adjustment Time and calculated in accordance with the Transaction Accounting Principles; provided that, for purposes of the calculation of the final Closing Cash in accordance with Section 2.8, the Additional Cash Amount shall be decreased to the extent (if any) by which the Company Group has not, prior to the Closing Statement Delivery Date, collected any amounts that were included in the line item “Receivables Tied to 2025 Earnouts (Target / Possible)” and “Receivables Tied to 2025 FirstChoice Contingents (Guarantees / Per Carrier Grids)” as of the Adjustment Time.
“Additional Fortress Amount” means $926,941.00.
“Adjustment Time” shall mean 11:59 p.m., US Eastern Time, on the date immediately preceding the Closing Date.
“Affiliate” shall mean, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person. As used in this definition, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by Contract, or otherwise.
“Affiliate Agreement” shall mean any Contract (other than with respect to (A) the Organizational Documents of each member of the Company Group and the customary equity subscription, incentive and phantom equity grant agreements with the Company and (B) Benefit Plans, compensation arrangements and arrangements with respect to employment entered into in the ordinary course of business) by which (i) any member of the Company Group, on the one hand, and any Seller or any Seller Related Person, on the other hand, are parties or (ii) any member of the Company Group has guaranteed, assumed, or is otherwise liable for any obligations or liabilities of any Seller or any Seller Related Person.
“Aggregate Closing Consideration” means the sum of the Cash Consideration plus the Unit Consideration.
“Agreed Form” means, in relation to a document, a form reasonably acceptable to the Purchaser and the Representative.
“Alternative Transaction” shall mean any direct or indirect acquisition or purchase of, or investments in, a material portion of the Company Units or a material portion of the assets of the Company Group, taken as a whole, or similar transaction involving the Company Group, whether by way of merger, consolidation, or other business combination with any other Person, purchase or exchange of equity interests, purchase of assets, or otherwise.
“Anti-Corruption Laws” means: (i) the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. § 78dd1, et seq.) (“FCPA”); (ii) the U.K. Bribery Act 2010; and (iii) all other anti-bribery, anti-corruption, anti-money laundering, and similar applicable Laws of each jurisdiction in which the Company Group operates or has operated and in which any Person associated with or acting on behalf of the Company Group, including any officer, director, employee, agent, and Affiliate thereof is conducting or has conducted business involving the Company Group.
“Benefit Plan” shall mean each (i) “employee benefit plan” (as such term is defined in Section 3(3) of ERISA or any similar plan subject to applicable Laws of a jurisdiction outside of the United States); (ii) each employment, consulting, advisor, or other service agreement or arrangement; (iii) each severance, termination, pension, retirement, supplemental retirement, excess benefit, profit sharing, bonus, incentive, deferred compensation, retention, transaction, change in control, and similar plan, program, arrangement, agreement, policy, or commitment; (iv) each compensatory option, restricted stock, restricted unit, performance equity, equity appreciation, deferred stock, profits interest, phantom, or other equity or equity-based plan, program, arrangement, agreement, policy, or commitment; and (v) each savings, life, health, disability, accident, medical, dental, vision, cafeteria, insurance, flex spending, adoption/dependent/employee assistance, tuition, vacation, paid-time-off, other welfare fringe benefit, and each other employee benefit plan, program, or arrangement, whether or not insured, whether written or oral, in each case, excluding any statutory plan to which contributions are mandated by a Governmental Authority, under which (a) any current or former employee, consultant, or individual independent contractor or consultant of any member of the Company Group (or the dependent or beneficiary thereof) is a party or has any right to benefits, (b) which is maintained or sponsored by, or contributed to by, any member of the Company Group or any of their Affiliates, or (c) under which any member of the Company Group could have any liability (contingent or otherwise).
“Bonus Amount” shall mean an amount equal to (i) (a) net revenue of the Company Group for the period from January 1, 2025 through the Adjustment Time multiplied by (b) fifty five percent (55.0%) minus (ii) the aggregate amount of salaries, benefits and other compensation paid or payable to any current or former director, officer, employee or individual independent contractor or consultant of any member of the Company Group for the period from January 1, 2025 through the Adjustment Time, in each case, calculated in accordance with the Transaction Accounting Principles.
“Business Day” shall mean each day that is not a Saturday, Sunday, or other day on which banking institutions located in New York, New York or London, United Kingdom are authorized or obligated by law or executive order to close.
“Cash” shall mean, as of any applicable measurement time, the aggregate amount of (i) all cash and cash equivalents (including marketable securities, bank deposits, short term investments) of the Company Group minus (ii) all issued but uncleared checks and drafts of the Company Group plus (iii) all checks and drafts deposited for the account of the Company Group but not yet cleared plus (iv) cash held as collateral for any interest rate or currency swap arrangements of the Company Group plus (v) the Additional Cash Amount. For clarity, except as set forth in the foregoing clause (iv), Cash shall not include any security deposits.
“Cash Consideration” shall mean an amount equal to the sum of (i) the Headline Consideration plus (ii) the Estimated Closing Cash minus (iii) the Estimated Closing Indebtedness plus (iv) the Estimated Working Capital Adjustment Amount minus (v) the Estimated Closing Transaction Expenses minus (vi) the Escrow Amount minus (vii) Representative Holdback Amount minus (viii) the Unit Consideration Amount.
“Cashed Out Holder” shall mean each holder of Equity Interests in Holdco Seller and/or Holdco II Seller that is denoted as a “Cashed Out Holder” on the Consideration Spreadsheet.
“Closing Cash” shall mean the aggregate amount of Cash as of the Adjustment Time.
“Closing Holdco II Members” shall mean the members of Holdco II Seller as of the Closing.
“Closing Indebtedness” shall mean the aggregate amount of Indebtedness of the Company as of immediately prior to the Closing.
“Closing Statement Delivery Date” shall mean the date on which the Closing Statement is delivered by the Purchaser pursuant to Section 2.8(a)(i).
“Closing Transaction Expenses” shall mean the aggregate amount of Transaction Expenses remaining unpaid as of immediately prior to the Closing (calculated after giving effect to the consummation of the Closing).
“Closing Working Capital” shall mean (i) the current assets of the Company Group minus (ii) the current liabilities of the Company Group, in each case determined as of the Adjustment Time and in accordance with the Transaction Accounting Principles; provided, however, that Closing Working Capital shall not include any amount to the extent included the calculation of Closing Indebtedness, Closing Transaction Expenses, or Closing Cash; provided, further, that Closing Working Capital shall not include any Accrued Income Taxes; provided, further, that in no event shall the Closing Working Capital exceed $1,000,000.00 except to the extent there are advisory transactions that have closed and been accrued as revenue where Cash has not been received prior to the Adjustment Time, in which case such unpaid advisory fees shall be included in Closing Working Capital (notwithstanding the $1,000,000 cap) but only to the extent such advisory fees are paid in Cash within thirty (30) days of the Adjustment Time.
“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.
“Code” shall mean the Internal Revenue Code of 1986, as amended.
“Company Group” shall mean the Company and each of its Subsidiaries.

“Company Group Employees” shall mean the individuals employed by the Company Group as of the Closing Date who continue to be employed by Purchaser after the Closing Date.
“Company IP Agreements” shall mean any Contract pursuant to which: (i) any member of the Company Group grants a license or right to use any material Owned Intellectual Property to any third party; or (ii) any member of the Company Group receives a license or right to use any Intellectual Property material to the business of any member of the Company Group from any third Person, excluding, in each case, any (a) rights to use confidential information under nondisclosure or confidentiality agreements; (b) nonexclusive licenses granted by any member of the Company Group in the ordinary course of business involving annual payments not in excess of $150,000, individually, (c) non-exclusive licenses to use trademarks, logos, or other source identifiers or data granted to any member of the Company Group by customers in connection with products or services provided to such customers by any member of the Company Group involving annual payments not in excess of $150,000, individually, (d) non-exclusive licenses that are incidental to the sale or purchase of products or services; and (e) non-exclusive licenses for “off the shelf” or other commercially available Software with annual or one-time license, maintenance, support, and other fees of less than $50,000 in the aggregate.
“Company Material Adverse Effect” shall mean any change, effect, event, or development that, individually or in the aggregate, (i) has had or would reasonably be expected to have a material adverse effect on the business, assets, properties, operations, condition (financial or otherwise), or results of operations of the Company Group, taken as a whole, or (ii) would prevent the Company Group or the Sellers from consummating the Transactions; provided, however, that, for purposes of the foregoing clause (i), none of the following shall be deemed in and of themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Company Material Adverse Effect: any adverse change, effect, event, occurrence, state of facts, or development to the extent attributable to: (A) operating, business, regulatory, or other conditions in the industry in which any member of the Company Group operates; (B) general economic conditions, conditions in the securities markets, capital markets, credit markets, currency markets, or other financial markets in the United States or any other country or region in the world, including (1) changes in interest rates in the United States or any other country or region in the world and changes in exchange rates for the currencies of any countries or changes in monetary or fiscal policy or (2) any suspension of trading in securities (whether equity, debt, derivative, or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world; (C) the execution, announcement, or pendency of the Transactions (including the identification of the Purchaser) (provided, that this clause (C) shall not apply in connection with any representation or warranty explicitly addressing the execution, announcement, pendency, or performance of this Agreement or the consummation of the Transactions, or any condition to Closing related thereto); (D) changes in GAAP or any changes in applicable Laws or the interpretation thereof, in each case, after the date hereof; (E) the failure of the Company Group to meet or achieve the results set forth in any projection or forecast (provided, that the underlying cause of such failure shall be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect unless such cause is otherwise specifically excluded by one of the other clauses of this definition); (F) global, national, or regional political, financial, economic, or business conditions, including hostilities, acts of war, sabotage, terrorism, or military or police actions or any escalation, worsening, or diminution of any such hostilities, acts of war, sabotage, terrorism, or military or police actions existing or underway; (G) natural disasters or acts of nature or any national or international political or social conditions; (H) hurricanes, earthquakes, floods, or other natural disasters; (I) any epidemic, pandemic, or disease outbreak or any escalation or worsening of any of the foregoing and actions of Governmental Authority taken, or actions required to be taken, under applicable Laws, in connection with or in response to any such epidemic, pandemic, or disease outbreak; and (J) any action taken by or at the written direction of any of the Purchaser Parties after the date hereof; provided, however, that any change, effect, event, occurrence, state of facts, or development referred to in the foregoing clauses (A), (B), (D), (F), (G), (H), and (I) shall be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect to the extent (and only to the extent) that such change, effect, event, occurrence, state of facts, or development materially and adversely affects the Company Group, taken as a whole, in a disproportionate manner in comparison to other participants in the industry (and conducting operations in the same geographic area) in which the Company Group participates.
“Company Payoff Indebtedness” shall mean all Indebtedness of the Company and its Subsidiaries that is outstanding under (x) either Credit Agreement, (y) the International Swaps and Derivatives Association Master Agreement, dated November 4, 2016, with Huntington National Bank and (z) each of all of the subordinated promissory notes issued in connection with share repurchase listed on Section 1.1(c) of the Disclosure Letter.
“Confidential Information” shall mean all information (whether or not specifically identified as confidential), in any form or medium, that is disclosed to or learned by the Sellers as a result of or in connection with their ownership of Company Units that relates to the business, products, services, or research of any member of the Company Group or any of their investors, partners, Affiliates, strategic alliance participants, officers, directors, employees, or stockholders, including, without limitation: (i) internal business information of any member of the Company Group (including, without limitation, information relating to strategic plans and practices, business, accounting, financial or marketing plans, practices or programs, training practices and programs, salaries, bonuses, incentive plans, and other compensation and benefits information and accounting and business methods); (ii) identities of, individual requirements of, specific contractual arrangements with, and information about any member of the Company Group, its Affiliates, their respective clients, and their respective confidential information; (iii) any confidential or proprietary information of any third party that the Company or any of its Subsidiary has a duty to maintain confidentiality of, or use only for certain limited purposes; (iv) industry research compiled by, or on behalf of any member of the Company Group, including, without limitation, identities of potential target companies, management teams, and transaction sources identified by, or on behalf of, any member of the Company Group; (v) compilations of data and analyses, processes, methods, track and performance records, data, and data bases relating thereto; and (vi) information related to the Company’s Intellectual Property and updates of any of the foregoing; provided, that “Confidential Information” shall not include any information that has become generally available to the public other than as a result of the acts or omissions of the Sellers in breach of confidentiality obligations.
“Confidentiality Agreement” shall mean the Letter Agreement, dated January 31, 2025, by and between MB LLC and Lincoln International LLC, an Illinois limited liability company and a

Subsidiary of Purchaser (“Lincoln LLC”), as amended and restated by that certain Mutual Confidentiality and Nondisclosure Agreement, dated June 30, 2025, by and between MB LLC and Lincoln LLC.
“Consideration Spreadsheet” means a schedule setting forth (i) the name and address of each Seller, (ii) the number and class of Company Units held by such Seller, (iii) the portion of the Aggregate Closing Consideration to be issued and/or paid to such Seller, (iv) the portion (if any) of the Unit Consideration to be issued to such Seller (expressed as the number of Purchaser Units to be issued to such Seller), (v) the portion of the Cash Consideration to be paid to such Seller, (vi) with respect to the Mini-Master Seller, the Additional Atlas Amount, (vii) with respect to the DB FLF Seller, the Additional Fortress Amount, (viii) the wire instructions for such Seller, (ix) with respect to each Holdco Seller, the allocation of the Unit Consideration and the Cash Consideration payable to each equityholder of such Holdco Seller and (x) with respect to each such equityholder of such Holdco Seller, whether such equityholder is a Cashed Out Holder, Other Holder or Specified Holder. An illustrative example of the Consideration Spreadsheet is attached as Exhibit F. Except for any changes that are required as a result of actions permitted by Section 6.1(b)(ii), the (x) allocation of the Unit Consideration to each equityholder of the Holdco Sellers and (y) designation of each such equityholder as a Cashed Out Holder, Other Holder or Specified Holder, in each case, may not change from the amounts and designations set forth in the illustrative Consideration Spreadsheet attached as Exhibit F without the prior written consent of the Purchaser.
“Contract” shall mean any legally binding contract, agreement, lease, license, instrument, note, evidence of indebtedness, or other similar legally binding commitment or undertaking.
“Contingent Payment Difference” is an amount equal to the Maximum FirstChoice Contingent Payment Amount minus the Actual FirstChoice Contingent Payment Amount.
“Credit Agreements” shall mean, collectively, (i) that certain Credit and Security Agreement, dated as of January 10, 2022, by and among Marsh, Berry & Company, LLC, MarshBerry Holding Company, LLC, the other guarantors from time to time party thereto, Fortress Credit Corp, as the administrative agent and collateral agent, and the lenders from time to time party thereto (as amended, restated, amended and restated, supplemented, or otherwise modified from time to time) and (ii) that certain Loan Agreement, dated as of February 16, 2023, between MarshBerry Global LLC and The Huntington National Bank, as lender (as amended, restated, amended and restated, supplemented, or otherwise modified from time to time).
“Debt Commitment Letter” means that certain debt commitment letter addressed to Monarch FinCo, LLC, an indirect wholly owned Subsidiary of the Purchaser, as amended, supplemented, or replaced in compliance with this Agreement or as required pursuant to the terms of this Agreement following a Debt Financing Failure Event, pursuant to which the financial institutions party thereto have agreed, subject only to the conditions set forth therein, to provide or cause to be provided the debt financing described therein.
“Debt Fee Letter” means, collectively, each fee letter relating to the Debt Financing.

“Debt Financing” means the debt financing incurred or intended to be incurred pursuant to the Debt Commitment Letter.
“Debt Financing Deliverables” means such information as may be reasonably requested by the Purchaser with respect to the Company Group in connection with the Debt Financing and preparation of the Debt Financing Documents, including:
(a)    such information with respect to the Company Group as may be necessary to complete, prepare, or deliver applicable disclosure schedules, certificates (including perfection certificates), and opinions in connection with the Debt Financing;
(b)    documentation and other information with respect to the Company Group reasonably requested by the Purchaser in writing at least eight (8) Business Days prior to the Closing Date (i) as may be required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations or (ii) to evidence compliance with OFAC, FCPA, and the Investment Company Act; and
(c)    organizational documents with respect to the Company and its Subsidiaries contemplated by the Debt Commitment Letter or reasonably requested by the Purchaser.
“Debt Financing Documents” means the definitive agreements, documents, and certificates with respect to the Debt Financing.
“Debt Financing Failure Event” shall mean any of the following (a) the commitments with respect to all or any portion of the Debt Financing expiring, or being terminated or cancelled, (b) for any reason, all or any portion of the Debt Financing becoming unavailable, (c) a breach, default, or repudiation of funding obligations by any Debt Financing Source party to the Debt Commitment
Letter of which any Purchaser Party becomes aware, (d) it becoming reasonably foreseeable that any of the events set forth in clauses (a) through (c) shall occur, or (e) any party to the Debt Commitment Letter or any Affiliate or agent of such Person shall allege in writing that any of the events set forth in the foregoing clauses has occurred.
“Debt Financing Source” means each party that has committed to provide or arrange the Debt Financing pursuant to the Debt Commitment Letter, any joinder agreements or any definitive documentation entered into pursuant thereto or relating thereto, together with their respective Affiliates and their respective Affiliates’ officers, directors, employees, agents, and representatives and their respective successors and assigns; provided that, none of the Purchaser Parties or their respective Affiliates shall be a Debt Financing Source.
“Debt KYC Deliverables” means documentation and other information about the Company and its Subsidiaries as is reasonably requested by the Purchaser in connection with the Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act, or to satisfy a Financing Condition relating to the delivery of such documentation and information.
“Earnout Amount” shall have the meaning set forth in the Earnout Agreement.

“Enforceability Exceptions” shall mean: (i) any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, or other similar Laws relating to or affecting the enforcement of creditors’ rights generally; and (ii) any legal principles of general applicability governing the availability of equitable remedies (whether considered in a proceeding in equity or at law or under applicable legal codes).
“Environmental Laws” shall mean any applicable Laws relating to pollution or protection of the environment, natural resources, public, worker, or human health or safety (to the extent related to exposure to Hazardous Substances), or the use, generation, processing, labeling, handling, treatment, storage, disposal, recycling, transportation, or Release of Hazardous Substances, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq., the Clean Air Act, 42 U.S.C. § 7401 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. § 135 et seq., the Safe Drinking Water Act, 42 U.S.C. § 300f et seq., the Occupational Safety and Health Act, 29 U.S.C. § 651 et seq., the Oil Pollution Act of 1990, 33 U.S.C. § 2701 et seq., and analogous applicable foreign, provincial, state, and local Laws.
“Equity Interests” means, with respect to any Person, all of the shares of capital stock, membership or membership interest, or other equity interests of (or other equity ownership or profit interests in) such Person, all of the warrants, options, or other rights for the purchase or acquisition of shares of capital stock or equity interests of (or other equity ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares of capital stock or equity interests of (or other equity ownership or profit interests in) such Person or warrants, rights, or options for the purchase or acquisition of such shares or equity, and all of the other equity ownership or profit interests of such Person (including partnership interest, membership interest, or trust interests therein), whether voting or nonvoting.
“Equity Plans” shall mean the MarshBerry Holding Company, LLC Officer and Director Equity Plan, the MarshBerry Holding Company, LLC Phantom Award Plan, the MarshBerry Holding Company, LLC Management Incentive Plan, the MarshBerry Connect Platform LLC Phantom Award Plan and the MarshBerry Holding Company, LLC Post Change-In-Control Special Phantom Award Plan.
“ERISA” shall mean the U.S. Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” of any Person (whether or not incorporated) that is, at the applicable time, considered treated as a single employer with any member of the Company Group under Section 4001 of ERISA or Section 414 of the Code, or that is a member of the same “controlled group” as such member of the Company Group pursuant to Section 4001 of ERISA.
“Escrow Agent” shall mean Wilmington Trust, N.A.

“Escrow Agreement” shall mean the Escrow Agreement, substantially in the form attached hereto as Exhibit G, by and among the Purchaser, the Representative, and the Escrow Agent.
“Escrow Amount” shall mean $8,366,295; provided that, to the extent the amount of the estimated “Receivables Tied to 2025 FirstChoice Contingents (Guarantees / Per Carrier Grids)” accrued on the books and records of the Company Group as of the Adjustment Time (and calculated in accordance with the Transaction Accounting Principles) exceeds $8,591,766, then the Escrow Amount shall be increased by an amount equal to forty percent (40.0%) of such excess. By way of example, if the amount of the estimated “Receivables Tied to 2025 FirstChoice Contingents (Guarantees / Per Carrier Grids)” is $9,591,766, then the Escrow Amount shall be $8,766,295.
“Escrowed Cash” shall mean (i) the Escrow Amount, plus (ii) any interest, gains, and other distributions on the Escrow Amount, minus (iii) any amounts released or paid to the Purchaser or the Representative pursuant to the Escrow Agreement.
“Estimated Working Capital Adjustment Amount” means (i) $0 if the Estimated Closing Working Capital is equal to or between the Target Working Capital Minimum Amount and the Target Working Capital Maximum Amount, (ii) if the Estimated Closing Working Capital is less than the Target Working Capital Minimum Amount, then the amount of such deficit (expressed as a negative number) or (iii) if the Estimated Closing Working Capital is greater than the Target Working Capital Maximum Amount, the amount of such excess (expressed as a positive number).
“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.
“FCA” shall mean the UK’s Financial Conduct Authority.
“FCA Approval” shall mean the Purchaser and any other Person who is to acquire control over IMAS for the purposes of Part XII and section 422 of FSMA at Closing having given a notice to the FCA under section 178 of FSMA, and the FCA (i) having given notice in writing of its unconditional approval of the acquisition of control by each such person in accordance with section 189(4)(a) of FSMA; (ii) having given notice in writing that it proposes to approve the acquisition of control by each such person subject to conditions in accordance with section 189(4)(b)(i) and 189(7) of FSMA where those conditions are reasonably satisfactory to the Purchaser; or (iii) being treated as having approved the acquisition of control by each such Person in accordance with section 189(6) of FSMA.
“Final Working Capital Adjustment Amount” means (i) $0 if the Closing Working Capital as finally determined pursuant to Section 2.8 is equal to or between the Target Working Capital Minimum Amount and the Target Working Capital Maximum Amount, (ii) if the Closing Working Capital as finally determined pursuant to Section 2.8 is less than the Target Working Capital Minimum Amount, then the amount of such deficit (expressed as a negative number) or (iii) if the Closing Working Capital as finally determined pursuant to this Section 2.8 is greater than the Target Working Capital Maximum Amount, the amount of such excess (expressed as a positive number).

“Financing Conditions” means, with respect to the Debt Financing, the conditions precedent set forth in the Debt Commitment Letter.
“FINRA” shall mean the Financial Industry Regulatory Authority, Inc. and any successor thereto.
“FINRA Approval” shall mean either (i) the decision of FINRA as specified in FINRA Rule 1017 granting approval of the FINRA Filing with respect to the transaction and the change in ownership of Lincoln LLC and MarshBerry Capital, which approval shall be in full force and effect, or (ii) (A) at least thirty (30) days have elapsed following submission of the FINRA Filing, (B) the Purchaser has notified FINRA that the parties intend to consummate the transaction pursuant to FINRA Rule 1017 without FINRA granting approval, and (C) during the period from the submission of the FINRA Filing to the Closing, FINRA shall not have imposed an interim restriction or otherwise advised the parties are prohibited from consummating the transaction.
“FirstChoice Purchase Agreement” shall mean the Equity Purchase Agreement, dated August 1, 2022, by and among MarshBerry Connect Platform LLC, the Persons listed as “Sellers” on the signature pages thereto, the Persons listed as “Beneficiaries” on the signatures pages thereto and Seller’s Representatives (as defined therein).
“Fraud” shall mean, with respect to any Person, a statement of fact in the making of the express representations and warranties set forth in this Agreement with the intent to deceive another Person and requires: (i) a false representation of material fact; (ii) with actual knowledge that such representation is false; (iii) with an intention to induce the Person to whom such representation is made to act or refrain from acting in reliance upon it; (iv) causing such Person, in justifiable reliance upon such false representation, to take or refrain from taking action; and (v) causing such Person to suffer damage by reason of such reliance. For the avoidance of doubt, “Fraud” shall not include any claim based on constructive knowledge or any claim for equitable fraud, promissory fraud, unfair dealings fraud, or any torts (including a claim for fraud) based on negligence or recklessness.
“FSMA” shall mean the UK’s Financial Services and Markets Act 2000.
“GAAP” shall mean generally accepted accounting principles in the United States, consistently applied.
“Government Official” means any official, officer, employee, or Representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Authority, and includes any official or employee of any entity directly or indirectly owned or controlled by any Governmental Authority, and any officer or employee of a public international organization, as well as any Person acting in an official capacity for or on behalf of any such Governmental Authority, or for or on behalf of any such public international organization.
“Governmental Authority” shall mean: (i) any federal, supranational, state, provincial, local, foreign, or international government, governmental authority, regulatory authority, or administrative agency; (ii) any governmental commission, department, board, bureau, agency, or instrumentality, or any quasi-governmental or private body exercising any regulatory, taxing, importing, or other governmental or quasi-governmental authority or power; (iii) any court, tribunal, arbitrator, arbitral body (public or private), or self-regulatory organization; or (iv) any political subdivision of any of the foregoing.
“Hazardous Substance” shall mean any substance, waste, or liquid, gaseous, or solid material, which is or is deemed to be hazardous, hazardous waste, solid or liquid waste, toxic, a pollutant, a deleterious substance, a contaminant, or a source of pollution or contamination, in each case under any Environmental Laws, including oil and petroleum products, asbestos, polychlorinated biphenyls, radioactive material, per- and polyfluoroalkyl substances, and urea formaldehyde.
“Headline Consideration” means $325,000,000.00.
“Holdco Sellers Reorganization” means (i) the dissolution and liquidation of Holdco Seller, (ii) the distribution of all Company Units held by Holdco Seller to its shareholders, (iii) the distribution of a pro rata portion (based on the number of Company Units indirectly owned by each Specified Holder through Holdco II Seller) of the Company Units held by Holdco II Seller to each Specified Holder in full redemption of each Specified Holder’s membership interest in Holdco II Seller, and (iv) each Other Holder’s immediate contribution of any Company Units received pursuant to the foregoing clause (iii) to Holdco II Seller in exchange for units of Holdco II Seller (but, for purposes of clarity, such contribution shall not include a contribution by any Other Holder to Holdco II Seller of any Post-Closing Amount due to such Other Holder pursuant to this Agreement).
“HSR Act” means the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended.
“IMAS” means IMAS Corporate Finance LLP, an English registered limited liability partnership with registration number OC364774.
“IMAS Purchase Agreement” shall mean the Agreement, dated September 20, 2023, by and among the Persons whose names and addresses are set out in Schedule 1 thereto, MarshBerry UK Holding Limited and MarshBerry International, Inc.
“Indebtedness” shall mean, at the specified time, without duplication, all liabilities of the Company Group (whether or not contingent and including any and all principal, accrued, and unpaid interest, prepayment premiums or penalties, related expenses, commitment and other fees, or amounts that would be payable in connection therewith) with respect to: (i) borrowed money, loans, or advances (whether or not evidenced by bonds, debentures, notes, or other similar instruments or debt securities); (ii) any lease or similar arrangement required to be recorded as a capital lease or finance lease in accordance with GAAP (excluding leases characterized in the Company Group’s books and records as operating leases, whether or not such leases are required to be classified as capitalized lease obligations under GAAP); provided that, no real property lease of any member of the Company Group shall be included in the foregoing as a capitalized or financed lease obligation; (iii) letters of credit or bankers’ acceptances, performance bonds, sureties, or similar obligations that have been drawn down, in each case, to the extent of such draw; (iv) deferred purchase price of property, goods, or services (including any “earnout” or other contingent payments outstanding pursuant to the FirstChoice Purchase Agreement or the IMAS Purchase Agreement); (v) Accrued Income Taxes; (vi) interest rate and currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates, which, for clarity, may be a positive or negative number; (vii) any liability or obligation of others guaranteed by, or secured by, any Lien on the assets of any member of the Company Group; (viii) any unfunded benefit liability attributable to any retirement plan or scheme, the aggregate amount of any unfunded retiree or post-termination health and welfare benefits, any unfunded benefit liability attributable to any deferred compensation plan, program, agreement, or arrangement, and any liability related to any claim under a self-insured medical or dental insurance plan incurred prior to the Closing, any liability for employer contribution obligations to any Benefit Plan that is a defined contribution plan (together with the employer portion of any payroll, social security, Medicare, unemployment, or other similar Taxes with respect to any of the payments in this clause (viii)); (ix) any accrued but unpaid commissions, referral fees, termination, severance, pay in lieu of notice or similar payments, payments, or other obligations in respect of deferred compensation plans (including all unpaid 401(k) plan accruals), in each case relating in whole or in part to any pre-Closing period, to any current or former director, officer, employee, or individual independent contractor or consultant (together with the employer portion of any payroll, social security, Medicare, unemployment, or other similar Taxes with respect to any of the payments in this clause); (x) the Bonus Amount (together with the employer portion of any payroll, social security, Medicare, unemployment, or other similar Taxes with respect thereto); (xi) $239,000 of potential sales Tax exposures of the Company Group (such amount being the Company’s estimate of such exposure as of the date hereof); provided, that, such amount (x) may be modified solely to the extent new events occur or new facts arise that are not currently known by the Company or the Sellers that could reasonably be expected to increase such potential sales Tax exposures of the Company Group (this proviso not being intended to permit the introduction of different judgements, calculations or estimation methodologies than those used to estimate such exposure as of the date hereof) and (y) shall not be decreased without the prior written consent of the Purchaser; and (xii) any accrued or declared but unpaid dividend or distribution; provided, that, with respect to the Company Group, Indebtedness shall not include any payables or loans solely between or among any members of the Company Group. With respect to clause (iv) above, (a) the contingent payment under the FirstChoice Purchase Agreement shall be valued at the Maximum FirstChoice Contingent Payment Amount for purposes of calculating both the Estimated Closing Indebtedness and the final Closing Indebtedness in accordance with
Section 2.8 and (b) the contingent payment under the IMAS Purchase Agreement (x) shall be valued at $0 for purposes of calculating the Estimated Closing Indebtedness and (y) shall be valued at the amount determined to be finally payable under the IMAS Purchase Agreement for purposes of calculating the final Closing Indebtedness in accordance with Section 2.8.
“Intellectual Property” shall mean any and all intellectual property rights, in any jurisdiction in the world, whether registered or unregistered, including all such rights to: (i) patents and patent applications; (ii) trademarks, service marks, trade dress, trade names, taglines, brand names, logos, and business or corporate names; (iii) copyrights and works of authorship; (iv) trade secrets, know-how, inventions, methods, processes, procedures, data, databases, reports, confidential business information, and other proprietary or confidential information; (v) computer programs, applications, algorithms, architecture, and code, including all source code and object code, and all specifications, designs, and documentation related thereto (collectively, “Software”); (vi) domain names, social media account identifiers, and Internet addresses; and (vii) all applications, registrations, and issuances for any of the foregoing with any Governmental Authority or internet domain name registrar.

“Knowledge” shall mean: (i) when used in reference to the Sellers or the Company, the actual knowledge (after reasonable inquiry) of the individuals set forth in Section 1.1(d)(i) of Disclosure Letter; and (ii) when used in reference to any Purchaser Party, the actual knowledge (after reasonable inquiry) of the individuals set forth in Section 1.1(d)(ii) of the Disclosure Letter.
“Law” shall mean any law, statute, ordinance, code, decree, regulation, rule, or other legal requirement enacted, issued, promulgated, enforced, or entered by any Governmental Authority.
“Leased Real Property” shall mean any Real Property which is leased, subleased, or licensed to any member of the Company Group.
“Lien” shall mean any lien, mortgage, deed of trust, title restriction, easement, right-of-way, hypothecation, pledge, security interest, encumbrance, or other similar restriction.
“Losses” shall mean any damages, losses, liabilities, fines, fees, judgments, Taxes, costs, and expenses, including reasonable legal fees, costs and expenses.
“Malicious Code” means any (i) back door, time bomb, drop-dead device, or other technology routine designed or intended to disable a computer program automatically with the passage of time or under the positive control of a Person other than the user of the program, (ii) virus, trojan horse, worm, or other technology routine or hardware component designed to permit unauthorized access, to disable, erase, or otherwise harm technology, hardware, or data, or (iii) similar programs.
“MarshBerry Capital” shall mean MarshBerry Capital, LLC, an Ohio limited liability company and registered broker-dealer.
“MarshBerry Holding Company, LLC Post Change-In-Control Special Phantom Award Plan” shall mean the MarshBerry Holding Company, LLC Post Change-In-Control Special Phantom Award Plan.
“Maximum FirstChoice Contingent Payment Amount” shall mean $10,000,000.00.
“Non-Recourse Party” means, with respect to a Party, any of such Party’s former, current, and future, direct or indirect, equityholders, stockholders, controlling Persons, directors, officers, employees, agents, incorporator, attorneys, advisors, representatives, Affiliates, members, managers, general or limited partners, successors, or assignees (or any former, current, or future equityholder, controlling Person, director, officer, employee, agent, incorporator, attorneys, advisors, representative, Affiliate, member, manager, general or limited partner, successor, or assignee of any of the foregoing).
“Open Source Software” shall mean any Software licensed, provided, or distributed under any open-source or similar license, including any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), including the GNU General Public License (GPL), the GNU Library or Lesser General Public License (LGPL), the BSD License, the Mozilla Public License, and the Apache License.

“Order” shall mean any order, decision, judgment, writ, injunction, decree, award, ruling, directive, consent, settlement, or other determination of any Governmental Authority.
“Organizational Documents” shall mean, with respect to any Person that is not a natural Person, such Person’s charter, certificate or articles of incorporation or formation, bylaws, memorandum and articles of association, operating agreement, limited liability company agreement, partnership agreement, limited partnership agreement, limited liability partnership agreement, or other constituent or organizational documents of such Person.
“Other Holder” shall mean each holder of Equity Interests in Holdco Seller and/or Holdco II Seller that is denoted as an “Other Holder” on the Consideration Spreadsheet.
“Outside Date” shall mean the date that is 90 days after the date hereof; provided that, if as of such date, the conditions set forth in Section 8.1 (to the extent relating to the Required Regulatory Approvals) shall not have been satisfied or waived, but all of the other conditions set forth in Article VIII have been satisfied or waived (or are then capable of being satisfied if the Closing were to take place on such date in the case of those conditions to be satisfied at the Closing), then such date shall automatically be extended to the date that is 180 days after the date hereof.
“Owned Intellectual Property” shall mean any Intellectual Property owned by any member of the Company Group.
“Partnership Tax Audit Rules” means sections 6221 through 6241 of the Code, together with any guidance issued under sections 6221 through 6241 of the Code or successor provisions and any corresponding or similar provision of state and local Tax Laws.
“Permitted Liens” shall mean: (i) mechanics’, materialmen’s, workmen’s, repairmen’s, warehousemen’s, carrier’s, and other similar Liens (including Liens created by operation of Law (other than Liens for real estate Taxes)) incurred in the ordinary course of business for amounts that are not yet due and payable or that are being contested in good faith by appropriate proceedings and, in each case, for which adequate reserves are maintained on the Company Group Financial Statements in accordance with GAAP; (ii) statutory Liens for current Taxes not yet due and payable incurred in the ordinary course of business or that are being contested in good faith by appropriate proceedings and, in each case, for which adequate accruals or reserves are maintained on the Company Group Financial Statements in accordance with GAAP; (iii) municipal laws, bylaws, and zoning, building, planning, or other similar governmental restrictions and ordinances regulating the use or occupancy of real property or the activities conducted thereon that are imposed by any Governmental Authority; (iv) easements, restrictions, covenants, and any other encumbrances of record, (v) matters that would be disclosed by an inspection, a title commitment dated as of the date hereof, or accurate survey of each parcel of Leased Real Property; (vi) Liens arising or incurred in connection with worker’s compensation, unemployment insurance, old age pensions, and social security benefits, in each case, that are not yet due and payable or are being contested in good faith by appropriate proceedings; (vi) Liens arising in connection with sales of receivables, (vii) Liens on goods in transit incurred pursuant to documentary letters of credit, (viii) purchase money Liens and Liens securing rental payments under capital leases, (ix) other Liens arising in the ordinary course of business and not incurred in connection with the borrowing of money, (x) title to any portion of premises lying within the right of way or boundary of any public road or private road that, individually or in the aggregate, does not materially adversely affect the value or the continued use of any Leased Real Property, (xi) rights of parties in possession without options to purchase or rights of first refusal; (xii) restrictions on transfer imposed by applicable securities Laws; (xiii) non-exclusive licenses of Intellectual Property in the ordinary course of business; and (xiv) any other Liens set forth on Section 1.1(e) of the Disclosure Letter.
“Person” shall mean any individual or entity, including a partnership, a limited partnership, a limited liability partnership, a company, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a Governmental Authority.
“Personal Information” shall mean information in any form that is capable, directly or indirectly, of being associated with, related to, or linked to, or used to identify, describe, contact, or locate, a natural Person, device, or household (including name, address, telephone number, email address, billing information, driver’s license number, other government-issued identifier, vehicle identification number, online identifier, device identifier, IP address, browsing history, search history, or other website, application, or online activity or usage data, location data, or biometric data), and/or is considered “personally identifiable information,” “personal information,” “personal data,” or any similar term by any applicable Laws and/or Privacy Requirements.
“Post-Closing Amount” shall mean each of (i) that portion of the Escrow Amount (if any) that is ultimately required to be released to the Sellers, the Specified Holders, the Other Holders and the Cashed Out Holders, as applicable, pursuant to and in accordance with the terms of this Agreement and the Escrow Agreement, as applicable, (ii) that portion of the Earnout Amount (if any) that is ultimately required to be paid to the Sellers, the Specified Holders, the Other Holders and the Cashed Out Holders, as applicable, pursuant to and in accordance with the terms of this Agreement, the Earnout Agreement and the Distribution Agreements, (iii) that portion of the Representative Holdback Amount (if any) that is ultimately required to be released to the Sellers, the Specified Holders, the Other Holders and the Cashed Out Holders, as applicable, pursuant to and in accordance with the terms of this Agreement and the Distribution Agreements, (iv) the amount, if any, of any payment required to be made by the Purchaser to the Sellers, the Specified Holders, the Other Holders and the Cashed Out Holders, as applicable, pursuant to and in accordance with Section 2.8(c)(ii)(B) and the Distribution Agreements, (v) the amount, if any, of any direct payment required to be made by the Sellers, the Specified Holders, the Other Holders and the Cashed Out Holders, as applicable, to the Purchaser pursuant to and in accordance with the proviso in Section 2.8(c)(i) and the Distribution Agreements, (vi) the amount, if any, of any Contingent Payment Difference required to be paid by the Purchaser to the Sellers, the Specified Holders, the Other Holders and the Cashed Out Holders, as applicable, pursuant to and in accordance with Section 7.11 and the Distribution Agreements, and (vii) the amount, if any, of any Paid Indemnity / RWI Payment Amount required to be paid by the Purchaser to the Sellers, the Specified Holders, the Other Holders and the Cashed Out Holders, as applicable, pursuant to and in accordance with Section 7.12 and the Distribution Agreements.
“Pre-Closing Tax Period” shall mean any taxable period ending on or before the Closing Date and that portion of any Straddle Period ending on (and including) the Closing Date.

“Pre-Closing Taxable Period Return” shall mean any Tax Return that is required to be filed by any member of the Company Group for any taxable period ending on or before the Closing Date.
“Privacy Laws” shall mean all applicable Laws, guidance, guidelines, and standards relating to privacy, data security, the Processing of Personal Information, data breach notification, website and mobile application privacy policies and practices, consumer protection, content moderation, online safety, online platform regulation, the Processing and security of payment card information (including the Payment Card Industry Data Security Standard and other applicable card association rules), wiretapping, the interception of electronic communications, the tracking or monitoring of online activity, data- or web-scraping, advertising or marketing, and email, text message, or telephone communications.
“Process,” “Processed,” or “Processing” shall mean any operation or set of operations that is performed on information, including Personal Information, such as the use, collection, processing, storage, recording, organization, adaption, alteration, transfer, retrieval, consultation, disclosure, dissemination, combination, or disposal of such information, and/or is considered “processing” by any applicable Privacy Requirements.
“PTET” means an entity-level Tax imposed by any state or local jurisdiction on an entity treated as a passthrough entity for U.S. federal or applicable state and local income Tax purposes in lieu of a Tax on one or more of such entity’s partners, members, shareholders, or owners.
“PTET Election” means any election by an entity to be subject to a PTET.
“Purchaser Material Adverse Effect” shall mean any change, event, fact, circumstance, development, condition, matter, occurrence or effect that, individually or in the aggregate, prevents or materially delays the ability of the Purchaser Parties to consummate the Transactions.
“Purchaser Units” shall mean Units (as such term is defined in the Third Amended Restated Limited Partnership Agreement of the Purchaser, effective as of April 27, 2022 (as amended or modified from time to time)).
“Put/Call Agreement” shall mean the Put/Call Agreement in the form attached hereto as Exhibit I.
“R&W Insurance” means the insurance coverage provided pursuant to the R&W Insurance Policy.
“R&W Insurance Policy” means a buyer-side representations and warranties insurance policy to be obtained by the Purchaser in connection with this Agreement and the Transactions.
“Real Property” shall mean any lands, buildings, structures and other improvements, together with all fixtures attached or appurtenant to the foregoing, and all easements, covenants, hereditaments, and appurtenances that benefit the foregoing.

“Real Property Leases” shall mean any leases, subleases, and licenses (including any amendments, renewals, and guarantees relating thereto) relating to Real Property under which any member of the Company Group is a tenant, licensee, or subtenant.
“Release” shall mean any release, spill, emission, leaking, pumping, depositing, pouring, placing, discarding, abandoning, emptying, migrating, seeping, escaping, leaching, dumping, injection, disposal, or discharge of any Hazardous Substance into or through the environment.
“Representative Holdback Account” means the account maintained by the Representative to hold the Representative Holdback Amount on behalf of Sellers and the Specified Holders as a fund for any fees and expenses (including legal, accounting and other advisors’ fees and expenses, if applicable) incurred by the Representative in its capacity as the representative of Sellers and the Specified Holders, all in accordance with Section 11.18.
“Representative Holdback Amount” means $500,000, such amount to be withheld from the Cash Consideration otherwise payable at Closing.
“Representatives” shall mean, with respect to any Person, such Person’s Affiliates and its and their respective directors, officers, employees, financial advisors, attorneys, accountants, consultants, agents, and other advisors and representatives.
“Required Regulatory Approvals” means, collectively, the expiration of the waiting period under the HSR Act, the FCA Approval and the FINRA Approval.
“Sanctioned Country” shall mean, at any time, a country or territory that is itself the target of comprehensive Sanctions (as of the date of this Agreement, Cuba, Iran, North Korea, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic).
“Sanctioned Person” shall mean any Person that is the target of Sanctions, including (i) any Person listed in any Sanctions-related list of designated Persons maintained by the Office of
Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, the United Nations Security Council, the European Union, any Member State of the European Union, or the United Kingdom; (ii) any Person operating, organized, or resident in a Sanctioned Country; (iii) the government of a Sanctioned Country or the Government of Venezuela; or (iv) any Person fifty percent (50%) or more owned or controlled by any such Person or Persons or acting for or on behalf of such Person or Persons.
“Sanctions” shall mean economic or financial sanctions or trade embargoes imposed, administered, or enforced from time to time by (i) the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, or (ii) the United Nations Security Council, the European Union, any European Union member state, or the United Kingdom.
“SEC” shall mean the United States Securities and Exchange Commission.
“Securities Act” shall mean the Securities Act of 1933, as amended.

“Security Incident” means any (i) accidental, unlawful, or unauthorized access, use, loss, exfiltration, disclosure, alteration, destruction, encryption, compromise, or other Processing of Personal Information and/or confidential information; or (ii) occurrence that constitutes a “data breach,” “security breach,” “personal data breach,” “security incident,” “cybersecurity incident,” or any similar term under any applicable Law.
“Seller Related Person” shall mean (i) any holder of Equity Interests of or Affiliate of any Seller (other than members of the Company Group) or (ii) any officer, management level employee, or director of any member of the Company Group.
“Specified Holder” shall mean each holder of Equity Interests in Holdco Seller and/or Holdco II Seller that is denoted as a “Specified Holder” on the Consideration Spreadsheet.
“Straddle Period Return” shall mean any Tax Return required to be filed by any member of the Company Group for any Straddle Period.
“Subsidiary” shall mean, with respect to any Person, any corporation, company, partnership, limited liability company, association, or other business entity of which (i) if a corporation or company, a majority of the total voting power of Equity Interests entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; or (ii) if a partnership, limited liability company, association, or other business entity, a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a partnership, limited liability company, association, or other business entity if such Person or Persons shall be allocated a majority of partnership, limited liability company, association, or other business entity gains or losses or shall be or control the managing member, general partner or comparable managerial Person of such partnership, limited liability company, association, or other business entity.
“Target Working Capital Maximum Amount” shall mean $1,000,000.00
“Target Working Capital Minimum Amount” shall mean $500,000.00.
“Tax Proceeding” shall mean any audit, investigation, examination, claim, dispute, claim for refund, or administrative, judicial, or other proceeding with or against a Governmental Authority involving any asserted Tax liability.
“Tax Returns” shall mean any and all returns, reports, declarations, claims for refund, elections, disclosures, estimates, vouchers, information reports or returns, or statements filed or required to be filed with a Governmental Authority in connection with Taxes, including any schedule or attachment thereto or amendment thereof.
“Taxes” shall mean any U.S. federal, state, provincial, local, foreign (non-U.S.), or other taxes, levies, fees, imposts, duties, and similar governmental charges whether disputed or not (including any interest, fines, assessments, penalties, or additions to tax with respect thereto), including (i) taxes imposed on, or measured by, income, franchise, occupation, profits, or gross receipts and (ii) ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, capital stock, documentary, license, branch, payroll, estimated, withholding, employment, social security (or similar), unemployment compensation, utility, severance, production, excise, escheat, levies, imposts, fees, stamp, occupation, premium, windfall profits, transfer, and gains taxes, and customs duties.
“Trade Controls” shall mean (i) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered, or enforced by the U.S. government, including the Arms Export Control Act (22 U.S.C. §1778), the International Emergency Economic Powers Act (50 U.S.C. §§1701–1706), Section 999 of the Internal Revenue Code, the U.S. customs laws at Title 19 of the U.S. Code, the Export Control Reform Act of 2018 (50 U.S.C. §§4801-4861), the International Traffic in Arms Regulations (22 C.F.R. Parts 120–130), the Export Administration Regulations (15 C.F.R. Parts 730-774), the U.S. customs regulations at 19 C.F.R. Chapter I, and the Foreign Trade Regulations (15 C.F.R. Part 30); and (ii) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered, or enforced by any other country, except to the extent inconsistent with U.S. law.
“Transaction Accounting Principles” shall mean the principles, conventions, methodologies, and, where applicable, the sample calculations, in each case, set forth in Section 1.1(f) of the Disclosure Letter.
“Transaction Documents” shall mean this Agreement, the Escrow Agreement, the Earnout Agreement, the Put/Call Agreement and the other ancillary agreements, including any schedules and exhibits thereto, and documents and certificates pursuant to such agreements, including any waivers and amendments to such agreements, documents, and certificates.
“Transaction Expenses” shall mean (i) all fees, costs, and expenses (including, without limitation, fees, costs, and expenses of legal counsel, investment bankers, brokers, or other representatives and consultants and appraisal fees, costs, and expenses) incurred by the Company Group or the Sellers (to the extent that the Company Group is responsible for the payment thereof) in connection with the negotiation and execution of this Agreement and the Transaction
Documents, the performance of its obligations hereunder and thereunder, and the consummation of the Transactions (including, without limitation, any such amounts required to be paid to any third party in connection with obtaining any consent, waiver or approval required to be obtained in connection with the consummation of the Transactions); (ii) the cost of the D&O Tail Policy and any other tail policies obtained by the Company (in its discretion) prior to Closing; (iii) all amounts (plus the employer portion of any payroll, social security, Medicare, unemployment, or other similar Taxes with respect thereto) payable by the Sellers or the Company Group, whether immediately or in the future, under any change of control, “liquidity event,” retention, severance, success, sale, transaction, or similar bonuses or other similar arrangements in connection with or as a result of the consummation of the Transactions, including, without limitation, pursuant to the MarshBerry Holding Company, LLC Phantom Award Plan, MarshBerry Holding Company, LLC Management Incentive Plan and MarshBerry Connect Platform LLC Phantom Award Plan (whether alone or in connection with any other events) (including, without limitation, any such amounts payable to any current or former director, officer, employee, or individual independent contractor (as applicable) of any member of the Company Group), but excluding the MarshBerry

Holding Company, LLC Post Change-In-Control Special Phantom Award Plan; and (iv) the employer portion of any payroll, social security, Medicare, unemployment, or other similar Taxes with respect thereto payable by the Sellers or the Company Group in respect of awards under the MarshBerry Holding Company, LLC Officer and Director Equity Plan (including, for the avoidance of doubt, corresponding awards in Holdco II Seller granted as “mirror units”) in connection with or as a result of the consummation of the Transactions (assuming all service and other vesting requirements have been satisfied in full).
“Transaction Tax Deductions” means, without duplication, (i) the fees, expenses and interest (including amounts treated as interest for U.S. federal income Tax purposes (and original issue discount or similar items) and any breakage fees or accelerated deferred financing fees or debt prepayment fees or capitalized debt costs) incurred by any member of the Company Group with respect to any payment under the Indebtedness in connection with the Transactions, (ii) the amount of the Transaction Expenses and other Transactions costs, including, to the extent deductible (determined, where relevant, in accordance with the last sentence hereof), any investment banking, legal and accounting fees and expenses paid or payable by any member of the Company Group, incurred in connection with or incident to this Agreement or the Transactions, and (iii) the amount of any and all compensation resulting from the exercise or payment for cancellation of, or in respect of, employee or other compensatory options or similar instruments or compensatory plans, in each case, in connection with the Transactions, in each case, to the extent such amount is permitted by applicable Law to be deducted for U.S. federal income Tax purposes using a “more likely than not” standard. The Parties shall apply the safe harbor election set forth in IRS Revenue Procedure 2011-29 to determine the amount of any success-based fees for purposes of clause (ii) above.
“Transactions” shall mean the transactions contemplated by this Agreement and the other Transaction Documents.
“Treasury Regulations” shall mean the Treasury regulations promulgated under the Code.
“Union” shall mean any labor union, works council, employee representative body, or other organization or body, whether certified, recognized, or otherwise authorized, that has the authority to represent employees of the Company Group or any of its Subsidiaries with respect to wages, hours, working conditions, or other terms and conditions of employment.
“Unit Consideration” shall mean a number of Purchaser Units equal to (i) the Unit Consideration Amount divided by (ii) $10,800.00. With respect to each recipient of Unit Consideration hereunder, the number of Purchaser Units to be issued to such recipient shall be rounded to the nearest whole number, and such recipient’s portion of the Cash Consideration shall be increased or decreased by an amount equal to the fractional Purchaser Unit issued or not issued (due to rounding) multiplied by $10,800.00.
“Unit Consideration Amount” shall mean $34,020,000.00.
Each capitalized term listed below is defined in the corresponding reference in this Agreement:

Term	Section
Adjustment Period	11.18(a)
Agreement	Preamble
AI Technologies	4.16(g)
Allocation	2.1
BD Consent States	6.9
Closing	2.2
Closing Date	2.2
Closing Statement	2.8(a)(i)
Collective Bargaining Agreement	4.13(c)
Company	Preamble
Company 401(k) Plan	7.8(c)
Company Group Balance Sheet	4.7(a)
Company Group Financial Statements	4.7(a)
Company Group Insurance Policies	4.22
Company Policies	4.8(j)
Company Systems	4.16(h)
Company Units	Recitals
Continuing Employees	7.8(a)
D&O Indemnified Person	7.6(a)
D&O Tail Policy	7.6(b)
Data Partners	4.26(a)
DB FLF Seller	Preamble
Debt Replacement Financing	6.12(d)
Determination Date	2.8(b)(iii)
Disclosure Letter	III
Disputed Amounts	2.8(b)(iii)
Dutch Majority Company Interests	Recitals
Dutch Minority Company Interests	Recitals
Dutch Minority Member	Recitals
Dutch Purchaser	Preamble
Earnout Agreement	2.5
Employee Restrictive Covenant Agreements	Recitals
Employment Agreements	Recitals
Estimated Closing Cash	2.6(a)
Estimated Closing Indebtedness	2.6(a)
Estimated Closing Transaction Expenses	2.6(a)
Estimated Closing Working Capital	2.6(a)
FINRA Filing	6.9
Form BD	4.8(h)
Holdco II Seller	Preamble
Holdco Seller	Preamble
Independent Accountant	2.8(b)(iii)
Interim Company Group Balance Sheet	4.7(a)
Material Clients	4.18(a)
Material Contract	4.17(a)

Term	Section
Material Suppliers	4.18(a)
MB International	Recitals
MB LLC	Recitals
MB Netherlands	Recitals
MB UK	Recitals
Mini-Master Seller	Preamble
Minority Dutch Purchaser	Preamble
Non-Party Affiliates	11.17
Paid Indemnity / RWI Payment Amount	7.12
Party	Preamble
Payoff Letter	6.5
Permissions	4.8(a)
Permits	4.2
Positive Adjustment Cap	2.8(c)(ii)
Post-Closing Adjustment	2.8(a)(ii)
Pre-Closing Period	6.1(a)
Pre-Closing Statement	2.6(a)
Privacy Policy	4.26(a)
Privacy Requirements	4.26(a)
Prohibited Modification	6.12(b)(v)
Purchased Interests	Recitals
Purchaser	Preamble
Purchaser Parties	Preamble
Purchaser Plans	7.8(b)
R&W Insurer	7.5
Regulatory Report	4.8(c)
Representative Losses	11.18(c)
Required Amounts	5.9(c)
Resolution Period	2.8(b)(ii)
Restricted Party	Recitals
Restrictive Covenant Agreements	Recitals
Retention Agreements	Recitals
Retention Parties	Recitals
Review Period	2.8(b)(i)
Sellers	Preamble
Statement of Objections	2.8(b)(ii)
Straddle Period	9.1(c)
\t	1
Tax Contest	9.1(d)
Terminated Affiliated Arrangements	6.3
Transaction Consideration	2.3
Transfer Taxes	9.3
Travelers	7.12
UK Company Interests	Recitals
UK Purchaser	Preamble
ARTICLE II.

PURCHASE AND SALE
Section 2.1    Purchase and Sale of Purchased Interests. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing:
(a)    the Company shall cause MB International to sell, transfer, and deliver to UK Purchaser, with full title guarantee (as defined in the Law of Property (Miscellaneous Provisions) Act 1994) and free and clear of any Liens (other than restrictions on transfer imposed by applicable securities Laws and Liens which shall be paid in full and released prior to or substantially concurrently with Closing), and UK Purchaser shall purchase and acquire from MB International, all of its right, title, and interest in and to the UK Company Interests (including all dividends and distributions declared, paid, or made in respect of the UK Company Interests after the Closing Date);
(b)     the Company shall cause MB International to transfer, and deliver to Dutch Purchaser, free and clear of any Liens (other than restrictions on transfer imposed by applicable securities Laws and Liens which shall be paid in full and released prior to or substantially concurrently with Closing), and Dutch Purchaser shall acquire from MB International, all of its right, title, and interest in and to the Dutch Majority Company Interests;
(c)    the Company shall cause Dutch Minority Member to transfer, and deliver to Dutch Minority Purchaser, free and clear of any Liens (other than restrictions on transfer imposed by applicable securities Laws and Liens which shall be paid in full and released prior to or substantially concurrently with Closing), and Dutch Minority Purchaser shall acquire from Dutch Minority Member, all of its right, title, and interest in and to the Dutch Minority Company Interests;
(d)    the Sellers and the Specified Holders shall sell, transfer, and deliver to the Purchaser, free and clear of any Liens (other than restrictions on transfer imposed by applicable securities Laws), and the Purchaser shall purchase and acquire from the Sellers and the Specified Holders, all of their right, title, and interest in and to the Purchased Interests;
(e)    each of the Company (on its own behalf and on behalf of MB International and Dutch Minority Member, if applicable) and the Sellers irrevocably waive any right of pre-emption or other restriction on transfer in respect of the UK Company Interests, the Dutch Majority Company Interests, the Dutch Minority Company Interests, and the Purchased Interests (as applicable) conferred on it under any agreement or otherwise, in connection with the sale and transfer of the UK Company Interests, Dutch Majority Company Interests, the Dutch Minority Company Interests, and the Purchased Interests (as applicable) pursuant to this Agreement; and
(f)    for purposes hereof, the consummation of the transactions contemplated by the foregoing clauses (a), (b) and (c) shall happen immediately prior to the consummation of the transactions contemplated by the foregoing clause (d).

Section 2.2    Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place virtually via electronic exchange of documents (a) on the third (3rd) Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfilment or, to the extent permitted by applicable Law, waiver of those conditions at the Closing) or (b) at such other time and place as the Company and the Purchaser mutually agree in writing; provided, that, without the prior written consent of the Purchaser, the Closing shall not take place prior to the forty-fifth (45th) day following the date hereof (such date, the “Inside Date”); provided, that, the Company may in its sole discretion, extend the Inside Date for one additional period of fifteen (15) Business Days following such initial period. The date the Closing occurs is the “Closing Date.”
Section 2.3    Transaction Consideration. In exchange for the sale and delivery of the Purchased Interests in accordance with Section 2.1, the Purchaser shall pay, or cause to be paid, in the aggregate, to the Sellers and, following execution of the Distribution Agreements, each Specified Holder, Other Holder and Cashed Out Holder, as applicable, the following in accordance with the provisions of this Agreement (collectively, as adjusted and finally determined in accordance with Section 2.6(c), the “Transaction Consideration”):
(a)    the Cash Consideration; plus
(b)    the Unit Consideration; plus
(c)    that portion of the Escrow Amount (if any) that is ultimately required to be released to the Sellers and, following execution of the Distribution Agreements, each Specified Holder, Other Holder and Cashed Out Holder, as applicable, pursuant to and in accordance with the terms of this Agreement and the Escrow Agreement, as applicable; plus
(d)    that portion of the Earnout Amounts (if any) that is ultimately required to be paid to the Sellers and, following execution of the Distribution Agreements, each Specified Holder, Other Holder and Cashed Out Holder, as applicable, pursuant to and in accordance with the terms of this Agreement and the Earnout Agreement; plus
(e)    that portion of the Representative Holdback Amount (if any) that is ultimately required to be released to the Sellers and, following execution of the Distribution Agreements, each Specified Holder, Other Holder and Cashed Out Holder, as applicable, pursuant to and in accordance with the terms of this Agreement; plus
(f)    the amount, if any, of any payment required to be made by the Purchaser to the Sellers and, following execution of the Distribution Agreements, each Specified Holder, Other Holder and Cashed Out Holder, as applicable, pursuant to and in accordance with Section 2.8(c)(ii)(B); minus
(g)    the amount, if any, of any direct payment required to be made by the Sellers and, following execution of the Distribution Agreements, each Specified Holder, Other Holder and Cashed Out Holder, as applicable, to the Purchaser pursuant to and in accordance with the proviso in Section 2.8(c)(i); plus

(h)    the amount, if any, of any Contingent Payment Different required to be paid by the Purchaser to the Sellers and, following execution of the Distribution Agreements, each Specified Holder, Other Holder and Cashed Out Holder, as applicable, pursuant to and in accordance with Section 7.11; plus
(i)    the amount, if any, of any Paid Indemnity / RWI Payment Amount required to be paid by the Purchaser to the Sellers and, following execution of the Distribution Agreements, each Specified Holder, Other Holder and Cashed Out Holder, as applicable, pursuant to and in accordance with Section 7.12; plus
(j)    the Additional Atlas Amount; plus
(k)    the Additional Fortress Amount.
Section 2.4    Escrow.
(a)    At the Closing, the Purchaser shall deposit an amount in cash equal to the Escrow Amount with the Escrow Agent in accordance with Section 2.6(c) to be held in an escrow account by the Escrow Agent for the purpose of securing payment obligations of the Sellers with respect to post-closing adjustments as set forth in Section 2.8). The Escrowed Cash shall be held by the Escrow Agent pursuant to the terms of the Escrow Agreement.
(b)    Except as otherwise provided in this Agreement and the Escrow Agreement, all of the Escrowed Cash held in the Escrow Account (other than any amounts in respect of the Escrow Account to be distributed to the Purchaser pursuant to Section 2.8(c)) shall be released to the and, following execution of the Distribution Agreements, each Specified Holder, Other Holder and Cashed Out Holder, as applicable, in accordance with Section 2.8(c) pursuant to joint written instructions delivered by the Purchaser and Representative to the Escrow Agent.
Section 2.5    Earnout. Concurrently with the execution and delivery of this Agreement, the Holdco Sellers and the Purchaser are entering into an Earnout Agreement attached hereto as Exhibit J (the “Earnout Agreement”) pursuant to which the Holdco Sellers and, following execution of the Distribution Agreements, each Specified Holder, Other Holder and Cashed Out Holder shall be eligible to receive, as partial consideration in exchange for the sale and delivery of the Purchased Interests, certain Earnout Amounts from the Purchaser, in accordance with, and subject to the terms and conditions of, the Earnout Agreement.
Section 2.6    Pre-Closing Statement; Consideration Spreadsheet. No later than three (3) Business Days prior to the Closing, the Company shall prepare and deliver to the Purchaser:
(a)    a statement (the “Pre-Closing Statement”) setting forth a calculation of the Company’s good faith estimate of (i) Closing Working Capital (the “Estimated Closing Working Capital”), (ii) Closing Cash (the “Estimated Closing Cash”), (iii) Closing Indebtedness (the “Estimated Closing Indebtedness”), (iv) Closing Transaction Expenses (the “Estimated Closing Transaction Expenses”), and (v) the resulting calculation of the Cash Consideration; and
(b)     the Consideration Spreadsheet.

(c)    The Pre-Closing Statement shall be prepared in accordance with the Transaction Accounting Principles (except as otherwise contemplated by the definitions of Indebtedness, Transaction Expenses, or Cash). The Company shall consider in good faith any comments by the Purchaser on the Pre-Closing Statement. The Pre-Closing Statement, updated to reflect any Purchaser comments as the Company shall determine in good faith are appropriate, shall be conclusive for determining the payments to be made at the Closing.
(d)    Notwithstanding anything herein to the contrary, the Consideration Spreadsheet may be updated prior to the Closing by the Representative upon prior written notice to Purchaser to reflect any changes to the Pre-Closing Statement pursuant to the last sentence of the foregoing clause (c).
Section 2.7    Transactions to Be Effected at the Closing. At the Closing, the following transactions shall be effected by the Parties:
(a)    the Purchaser shall:
(i)    deliver, or cause to be delivered, (A) to each Seller, by wire transfer of immediately available funds, such Seller’s portion of the Cash Consideration as set forth in the Consideration Spreadsheet (for further payment to each Specified Holder, Other Holder and Cashed Out Holder, as applicable), (B) to Mini-Master Seller, by wire transfer of immediately available funds, the Additional Atlas Amount as set forth in the Consideration Spreadsheet and (C) to DB FLF Seller, by wire transfer of immediately available funds, the Additional Fortress Amount as set forth in the Consideration Spreadsheet;
(ii)    deliver, or cause to be delivered, to each Seller and Specified Holder receiving any Unit Consideration, such Seller’s or Specified Holder’s, as applicable, portion of the Unit Consideration (which, for the avoidance of doubt, shall be issued in book-entry form) as set forth in the Consideration Spreadsheet;
(iii)    deliver, or cause to be delivered, to the Escrow Agent for deposit in the Escrow Account, the Escrow Amount;
(iv)    deliver, or cause to be delivered, to the Representative, a duly executed copy of the Escrow Agreement duly executed by the Purchaser;
(v)    deliver, or cause to be delivered, to the Representative for deposit in the Representative Holdback Account, the Representative Holdback Amount;
(vi)    deliver, or cause to be delivered, to the Company, a certificate duly executed by an officer of Purchaser, dated as of the Closing, certifying that each of the conditions specified in Section 8.3(a) and Section 8.3(b) have been fully satisfied;
(vii)    pay, or cause to be paid, the Transaction Expenses to the applicable recipients thereof, by wire transfer of immediately available funds to the bank accounts designated in writing by the Company (such designation to be made at least three (3) Business Days prior to the Closing Date), except that any Transaction Expenses payable to employees, officers, directors or individual independent contractors of a member of the Company Group shall be paid via the Company’s normal payroll practices following the Closing, subject to applicable withholding Tax, and that any such Transaction Expenses payable contingent upon the execution of a Release will be paid via the Company’s normal payroll practices following the Company’s receipt of the applicable Release and the expiration of any associated revocation period;
(viii)    repay, or cause to be repaid, on behalf of the Company, all amounts necessary to discharge fully the then-outstanding balance of all Company Payoff Indebtedness, in each case in the amount set forth in the Payoff Letters, by wire transfer of immediately available funds to the account(s) designated by the holders of such Company Payoff Indebtedness;
(ix)    deliver, or cause to be delivered, to Holdco II Seller and each Specified Holder (all of whom are receiving any Unit Consideration), a duly executed copy of the Put/Call Agreement duly executed by the Purchaser;
(x)    deliver, or cause to be delivered, to each of John Wepler and Phil Trem duly executed copies of the Restrictive Covenant Agreements duly executed by the Purchaser;
(xi)    deliver, or cause to be delivered, a duly executed copy of the A&R Holdco II LLCA, executed by LI GP, Inc.;
(xii)    deliver, or cause to be delivered, to each Restricted Party that delivers an Employee Restrictive Covenant Agreement prior to or in connection with the Closing, a duly executed copy of the Employee Restrictive Covenant Agreement with such Restricted Party duly executed by the Purchaser; and
(xiii)    deliver, or cause to be delivered, to each Specified Holder, a duly executed copy of the Purchaser’s standard form of subscription agreement and joinder agreement or similar agreement (in each case, in customary form and substance reasonably acceptable to the Representative, the “Lincoln Subscription Agreements”) in respect of such Specified Holder’s Unit Consideration.
(b)    the Sellers, or the Company (as applicable) shall deliver, or cause to be delivered, to the Purchaser:
(i)    the Purchased Interests, together with a duly executed assignment agreement transferring each Seller’s and each Specified Holder’s ownership of its Purchased Interests to the Purchaser;
(ii)    the UK Company Interests to the UK Purchaser, together with:
(A)    stock transfer form(s) transferring all of the UK Company Interests into the name of the UK Purchaser duly executed by MB International;
(B)    share certificates in respect of all of the UK Company Interests, or an indemnity for any lost share certificates in the Agreed Form duly executed by

MB International or, if applicable, any relevant security holder or its nominee(s) in respect of the relevant shares;
(C)    a copy of a duly executed board resolution or duly executed board minutes of MB International approving the execution by MB International of any documents that MB International is required to execute or deliver at Closing; and
(D)    a copy of a duly executed board resolution or duly executed board minutes of MB UK approving the execution by MB UK of any documents that MB UK is required to execute or deliver at Closing and approving the registration of the transfers of the UK Company Interests (subject only to them being duly stamped);
(iii)    the Dutch Majority Company Interests and the Dutch Minority Company Interests, together with:
(A)    a duly executed private deed transferring the Dutch Majority Company Interests from MB International to Dutch Purchaser;
(B)    a duly executed private deed transferring the Dutch Minority Company Interests from Dutch Minority Member to Dutch Minority Purchaser; and
(C)    a unanimous resolution by the general meeting of members of MB Netherlands authorizing the transfer and admission of new members under the foregoing clauses (B) and (C);
(iv)    a certificate duly executed by an officer of the Company dated as of the Closing, certifying that each of the conditions specified in Section 8.2(a), Section 8.2(b) and Section 8.2(c) have been satisfied;
(v)    a duly executed copy of the Escrow Agreement duly executed by the Representative;
(vi)    an executed Internal Revenue Service Form W-9 for each Seller and each Specified Holder;
(vii)    the executed Payoff Letters;
(viii)    a duly executed copy of the A&R Holdco II LLCA, executed by each Other Holder;
(ix)    a duly executed copy of the Put/Call Agreement executed by Holdco II Seller and each Specified Holder (all of whom are receiving any Unit Consideration);
(x)    in respect of each member of the Company Group, the written resignation of each director, company secretary, and auditors of such member of the Company Group as may be notified by the Purchaser to the Sellers (or the Representative on their behalf) not less than three (3) Business Days prior to Closing, duly executed by the relevant resigning person(s) in the Agreed Form and accompanied by any further documents as are necessary to effect a valid resignation in the relevant jurisdiction.
(xi)    the Restrictive Covenant Agreements and the Retention Agreements, duly executed by each of John Wepler and Phil Trem and, with respect to the Retention Agreements, MB LLC;
(xii)    the Employee Restrictive Covenant Agreements, duly executed by each Restricted Party that delivers an Employee Restrictive Covenant Agreement prior to or in connection with the Closing;
(xiii)    evidence reasonably satisfactory to Purchaser that the Terminated Affiliated Arrangements have been terminated, effective as of no later than the Closing;
(xiv)    a duly executed copy of the Lincoln Subscription Agreement in respect of such Specified Holder’s Unit Consideration, duly executed by each Specified Holder; and
(xv)    a duly executed copy of each Distribution Agreement, duly executed by Holdco II Seller and each Closing Holdco II Member.
Section 2.8    Post-Closing Adjustment.
(a)    Closing Statement.
(i)    On the later of (x) ninety (90) days after the Closing Date and (y) May 30, 2026, the Purchaser shall prepare and deliver to the Representative a statement (the
“Closing Statement”) setting forth its good faith calculation of (A) Closing Working Capital, (B) Closing Cash, (C) Closing Indebtedness, (D) Closing Transaction Expenses, (E) the resulting calculation of the Cash Consideration, and (F) the Post-Closing Adjustment resulting therefrom, together with reasonable support therefor. The Closing Statement shall be prepared in accordance with the Transaction Accounting Principles (except as otherwise contemplated by the definitions of Indebtedness, Transaction Expenses, or Cash).
(ii)    The “Post-Closing Adjustment” is an amount (which may be a positive or negative number) equal to (A) the Final Working Capital Adjustment Amount minus the Estimated Working Capital Adjustment Amount, which may be a positive or negative number, plus (B) the Closing Cash, as finally determined pursuant to this Section 2.8, minus the Estimated Closing Cash, which may be a positive or negative number, minus (C) the Closing Indebtedness, as finally determined pursuant to this Section 2.8, minus the Estimated Closing Indebtedness, which may be a positive or negative number, minus (D) the Closing Transaction Expenses, as finally determined pursuant to this Section 2.8, minus the Estimated Closing Transaction Expenses, which may be a positive or negative number.
(iii)    The Parties agree that the purpose of preparing the Closing Statement and calculating the Post-Closing Adjustment and the components thereof is solely to assess the accuracy of the amounts set forth in the Pre-Closing Statement in accordance with the

Transaction Accounting Principles and this Agreement, and are not intended to permit the introduction of different judgements, accounting methods, policies, principles, practices, procedures, reserves classifications or estimation methodologies than those provided for in the Transaction Accounting Principles and this Agreement.
(b)    Examination and Review.
(i)    Examination. After receipt of the Closing Statement, the Representative shall have forty-five (45) days (the “Review Period”) to review the Closing Statement. During the Review Period, the Representative and its accountants and other representatives shall have reasonable access during normal business hours upon reasonable advance notice to the books and records of the Company to the extent that they relate to the Closing Statement and shall be permitted to make reasonable inquiries of, and request documents, information and other supporting details from the Purchaser and the Company Group personnel and representatives responsible for preparation of the Closing Statement; provided, however, that such access must be in a manner that does not unreasonably interfere with or disrupt the normal business operations of the Purchaser or the Company Group. Purchaser shall, and shall cause the Company Group and its and their respective officers, employees, consultants, accountants and agents to reasonably cooperate with the Representative and its accountants and other representatives in connection with their review of the Closing Statement.
(ii)    Objection. On or prior to the last day of the Review Period, the Representative may object to the Closing Statement, including the calculations of (A) Closing Working Capital, (B) Closing Cash, (C) Closing Indebtedness, and (D) Closing Transaction Expenses as set forth therein, as applicable, by delivering to the Purchaser a written statement setting forth its objections, to the extent sufficient information has been made available to Representative, in reasonable detail, indicating each disputed item or amount and the basis for its disagreement therewith, including documentation supporting such objections (the “Statement of Objections”). If the Representative delivers a Statement of Objections on or prior to the last day of the Review Period, the Purchaser and the Representative shall negotiate in good faith to resolve the objections made therein within thirty (30) days (or such other time as the Representative and the Purchaser agree in writing) after the delivery of the Statement of Objections (the “Resolution Period”) and such negotiations shall be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar Law. If the same are so resolved within the Resolution Period, then such resolution shall be evidenced in writing and be final and binding.
(iii)    Resolution of Disputes. If the Representative and the Purchaser fail to reach an agreement with respect to all the matters set forth in any Statement of Objections before expiration of the Resolution Period, then any amounts remaining in dispute (“Disputed Amounts”) shall be submitted for resolution to (x) Deloitte & Touche LLP; provided, however, if independence concerns or conflicts prevent Deloitte & Touche LLP from acting as the Independent Account, Ernst & Young LLP, or (y) such other mutually agreed and reasonably acceptable independent accounting firm of nationally recognized standing (the “Independent Accountant”). The Purchaser and the Representative shall instruct the

Independent Accountant to, and the Independent Accountant, acting as an expert and not an arbiter, shall make a final determination of the items in the Closing Statement (to the extent such amounts are in dispute) based solely on written submission by the Purchaser and the Representative and in accordance with the guidelines and procedures set forth in this Agreement (i.e., not on the basis of an independent review). Purchaser and the Representative shall cooperate with the Independent Accountant during the term of its engagement. The Purchaser and the Representative shall instruct the Independent Accountant not to, and the Independent Accountant shall not, assign a value to any item in dispute greater than the greatest value for such item assigned by the Purchaser, on the one hand, or the Representative, on the other hand, or less than the smallest value for such item assigned by the Purchaser, on the one hand, or the Representative, on the other hand. The Closing Statement and the resulting calculation of (A) Closing Working Capital, (B) Closing Cash, (C) Closing Indebtedness, and (D) Closing Transaction Expenses shall become final and binding on the Parties, if not already mutually agreed by the Purchaser and the Representative, on the date the Independent Accountant delivers its final determination in writing to the Purchaser and the Representative (which final determination shall be requested by the Purchaser and the Representative to be no later than thirty (30) days following submission of such disputed matters). The final determination by the Independent Accountant shall not be subject to court review, absent manifest error. The “Determination Date” is the earlier of (1) such final determination by the Independent Accountant and (2) final resolution by the Company and the Representative under Section 2.8(b)(ii) above. For the avoidance of doubt, no Party shall engage in ex parte communications with the Independent Accountant. Absent Fraud by a Party directly related to the arbitral process involving the Independent accountant described in this Section 2.8(b)(iii), the process set forth in this Section 2.8(b)(iii) shall be the sole and exclusive remedy of the Parties for any dispute related to items required to be reflected on the Closing Statement or included in the calculation of any of the amounts therein.
(iv)    Fees of the Independent Accountant. The fees and expenses of the Independent Accountant shall be paid by each Party in accordance with a percentage amount determined by dividing, with respect to each Party, (A) the portion of Disputed Amounts not awarded to such Party by (B) the aggregate amount of all Disputed Amounts.
(c)    Payment of Post-Closing Adjustment.
(i)    If the Post-Closing Adjustment is a negative number, the Representative and the Purchaser shall, within five (5) Business Days after the Determination Date, jointly instruct the Escrow Agent to disburse from the Escrow Account, by wire transfer of immediately available funds, (A) the absolute value of the Post-Closing Adjustment (up to the then-current amount of the Escrowed Cash) to the Purchaser and (B) the remainder, if any, of the Escrowed Cash after the disbursement of the Post-Closing Adjustment (up to the then-current amount of the Escrowed Cash) pursuant to the foregoing clause (A) to the Sellers and, following execution of the Distribution Agreements, each Specified Holder, Other Holder and Cashed Out Holder, as applicable, (but subject to Section 2.12) in accordance with the Consideration Spreadsheet. Purchaser hereby acknowledges and agrees that, in the event the absolute value of the Post-Closing Adjustment is greater than the then-current Escrowed Cash, neither the Sellers nor, following execution of the

Distribution Agreements, any Specified Holder, Other Holder and Cashed Out Holder, as applicable, shall be liable for the difference between the absolute value of the Post-Closing Adjustment and the then-current Escrowed Cash (which will be the sole and exclusive remedy and source of recovery for Purchaser with respect to any such shortfall and Purchaser will not have any claim for any additional amounts in connection therewith).
(ii)    If the Post-Closing Adjustment is a positive number, then (A) the Representative and the Purchaser shall, within five (5) Business Days after the Determination Date, jointly instruct the Escrow Agent to disburse from the Escrow Account, by wire transfer of immediately available funds, the then-current Escrowed Cash to the Sellers and, following execution of the Distribution Agreements, each Specified Holder, Other Holder and Cashed Out Holder, as applicable (but subject to Section 2.12) and (B) the Purchaser shall, within five (5) Business Days after the Determination Date, pay, or cause to be paid, by wire transfer of immediately available funds, an amount equal to the lesser of the Positive Adjustment Cap and the Post-Closing Adjustment to the Sellers and, following execution of the Distribution Agreements, each Specified Holder, Other Holder and Cashed Out Holder, as applicable (but subject to Section 2.12), in each case, in accordance with the Consideration Spreadsheet. Notwithstanding anything herein to the contrary, in no event shall Purchaser or any of its Affiliates be required to make payments in respect of any adjustment pursuant to this Section 2.8(c)(ii) in excess of an amount equal to the Escrow Amount (the “Positive Adjustment Cap”).
(d)    Adjustments for Tax Purposes. Any payments made pursuant to this Section 2.8 shall be treated as an adjustment to the Transaction Consideration by the Parties for U.S. federal, state, and local income Tax purposes, unless otherwise required by Law.
Section 2.9    Withholding Taxes. The Purchaser, the UK Purchaser, the Dutch Purchaser, the Dutch Minority Purchaser, and the Escrow Agent shall be entitled to deduct and withhold, from any payment otherwise payable pursuant to this Agreement, the Escrow Agreement, or the Earnout Agreement, such amounts as are required to be deducted and withheld with respect to such payment under all applicable Tax Law. To the extent that amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes of this Agreement, the Escrow Agreement, or the Earnout Agreement, as applicable, as having been paid to the Person in respect of which such deduction and withholding was made. Notwithstanding the foregoing, Purchaser agrees to give the Representative at least five (5) days’ notice of any contemplated deduction and withholding with respect to any payment or delivery of the Cash Consideration, Additional Atlas Amount, Additional Fortress Amount or the Unit Consideration and, further, to use commercially reasonable efforts to work in good faith, at the Representative’s request, with the Representative to reduce or eliminate any such deduction and withholding.
Section 2.10    Allocation of Transaction Consideration, Receipt of Unit Consideration.
The Parties agree that the Cash Consideration, the Additional Atlas Amount and the Additional Fortress Amount (together with any other amounts properly treated as purchase price for U.S. federal, state, and local income Tax purposes) for the Purchased Interests shall be allocated among the assets of the Company (and any applicable Subsidiary) in a manner consistent with Sections 755 and 1060 of the Code and the Treasury Regulations thereunder. Within sixty

(60) Business Days after the final determination of the Cash Consideration, the Additional Atlas Amount, the Additional Fortress Amount and Unit Consideration pursuant to Section 2.8, Purchaser shall prepare and deliver to the Representative a schedule (the “Allocation”) allocating the Cash Consideration, the Additional Atlas Amount and the Additional Fortress Amount (together with any other amounts that are properly treated as purchase price for U.S. federal, state, and local income Tax purposes) for the Purchased Interests among the assets of the Company (and any applicable Subsidiary) in accordance with this Section 2.10. If, within fifteen (15) Business Days after the Representative’s receipt of the draft Allocation, the Representative has not objected in writing to such draft Allocation, it shall become final and binding on the Parties. In the event that the Representative objects in writing within such fifteen (15)-Business Day period, Purchaser and the Representative shall negotiate in good faith to resolve the dispute. If Purchaser and the Representative are unable to resolve such dispute within ten (10) Business Days, such dispute shall be resolved promptly by the Independent Accountant in accordance with Section 2.8(b)(iii). The Parties further agree that the receipt of Unit Consideration by any Seller or any Specified Holder shall be considered part of a transaction described in Section 708(b)(2)(A) of the Code. Consistent with the foregoing, the Parties acknowledge the application of Treasury Regulations Section 1.708-1(c)(4) to the receipt of the Cash Consideration, the Additional Atlas Amount, and the Additional Fortress Amount. The Allocation, as agreed to among the Parties or otherwise determined by the Independent Accountant, and the other Tax consequences described in this Section 2.10 shall be binding on the Parties, and the Parties agree not to take (or permit any of their Affiliates to take) any Tax position on any Tax Return that is inconsistent with such Allocation or other Tax consequences unless otherwise required pursuant to a final “determination” as defined in Section 1313(a) of the Code; provided, however, that nothing contained herein shall prevent a Party from reasonably settling any proposed deficiency or adjustment by any Governmental Authority based upon or arising out of the Allocation or other Tax consequences, and a Party shall not be required to litigate before any court any proposed deficiency or adjustment by any Governmental Authority challenging such proposed deficiency or adjustment by any Governmental Authority.
Section 2.11    Post-Closing Holdco II Seller Distribution. Promptly following the Closing (but in any event on the Closing Date), Holdco II Seller shall distribute to each of the Closing Holdco II Members (a) such Closing Holdco II Member’s portion of the Cash Consideration payable to Holdco II Seller (as set forth in the Consideration Spreadsheet) and (b) such Closing Holdco II Member’s right to a pro rata portion of any Post-Closing Amount payable to Holdco II Seller under this Agreement or the Earnout Agreement. Prior to the Closing, the Purchaser, on the one hand, and Holdco II Seller, on the other hand, shall (and Holdco II Seller shall use commercially reasonable efforts to cause such Closing Holdco II Members to) execute and deliver a distribution agreement (each, a “Distribution Agreement”) (in customary form and substance reasonably acceptable to the Purchaser and Holdco II Seller) providing for (i) the distributions contemplated by this Section 2.11 (including an acknowledgement and agreement from the Purchaser that each Closing Holdco II Member has a right to its respective pro rata portion of any Post-Closing Amount payable under the Earnout Agreement), and (ii) if such Closing Holdco II Member is a Cashed Out Holder, the complete redemption of such Cashed Out Holder’s Equity Interest in Holdco II Seller upon completion of such distribution.
Section 2.12    Reduction of Post-Closing Amounts. Notwithstanding any other provision of this Agreement to the contrary, to the extent any portion of any Post-Closing Amount is payable pursuant to an award granted under any Equity Plan, (a) such Post-Closing Amount payable to the Sellers and, following execution of the Distribution Agreements, each Specified Holder, Other Holder and Cashed Out Holder, as applicable, shall be reduced by the amount thereof payable pursuant to such awards (together with the employer portion of any payroll, social security, Medicare, unemployment, or other similar Taxes with respect to any such payments) and (b) the amounts payable pursuant to such awards shall be paid by the applicable Subsidiary of Purchaser to the recipients thereof via the applicable Purchaser Subsidiary’s normal payroll practices (subject to the employer portion of any payroll, social security, Medicare, unemployment, or other similar Taxes with respect to any of the payments).
ARTICLE III.
REPRESENTATIONS AND WARRANTIES OF THE SELLERS
Except as set forth in the disclosure letter delivered to the Purchaser of the date hereof (the “Disclosure Letter”), each Seller hereby (severally and not jointly) represents and warrants to the Purchaser as follows (provided that only Holdco II Seller is making the representations and warranties in Section 3.6); provided that, following the execution of a Limited Joinder, each Specified Holder shall be deemed to represent and warrant on behalf of him, her, or itself (severally and not jointly) to the Purchaser as follows as of the date thereof rather than the date of this Agreement (except to the extent such representations and warranties address matters as of particular dates other than “the date hereof”, in which case, such representations and warranties shall be true and correct in all material respects on and as of such dates):
Section 3.1    Capacity; Power; Authorization. Such Seller has the requisite power and authority to execute, deliver, and perform its obligations under this Agreement and the other Transaction Documents to which such Seller is or will be a party and to consummate the Transactions. The execution, delivery, and performance of this Agreement and the other Transaction Documents to which such Seller is or will be a party, and the compliance by such Seller with the provisions of this Agreement and the other Transaction Documents to which it is or will be a party, have been or will be prior to Closing duly authorized by such Seller. This Agreement has been, and each other Transaction Document to which such Seller is or will be a party has been or will be prior to the Closing, duly executed and delivered by such Seller. Assuming due authorization and execution by the other parties hereto and thereto, this Agreement constitutes, and each other Transaction Document to which such Seller is or will be a party constitutes, or will constitute when so duly executed and delivered, a legal, valid, and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, in each case subject to Enforceability Exceptions.
Section 3.2    No Conflict; Required Filings and Consents.
(a)    The execution and delivery by such Seller of this Agreement and the other Transaction Documents to which such Seller is or will be a party does not, and the performance by such Seller of this Agreement and such other Transaction Documents will not, (i) conflict with or violate any Law applicable to such Seller or by which any property or asset of such Seller are bound; (ii) (A) require any consent or approval under, (B) result in any breach of or violation under, (C) constitute a default (or an event, which with notice or lapse of time or both would become a default) under, or (D) give to others any right of termination, amendment, acceleration, or cancellation of, any obligation or right under any material Contract or Order to which such Seller is a party or to which any of its property or assets is subject; or (iii) result in the creation of a Lien on any property or asset of such Seller (including any Company Units).
(b)    The execution and delivery by such Seller of this Agreement and the other Transaction Documents to which such Seller is a party does not and will not, and the performance of this Agreement and the Transaction Documents to which such Seller is a party will not, require any consent, approval, Order, authorization, or permit of, or filing with or notification to, any Governmental Authority, except for the Required Regulatory Approvals.
Section 3.3    Title to Purchased Interests. As of the date hereof, Sellers, collectively, are the record and beneficial owner of the Purchased Interests (which Purchased Interests constitute all of the issued and outstanding limited liability company interests of the Company), and, at the Closing, the Sellers and certain Specified Holders will be the record and beneficial owner of the Purchased Interests (which Purchased Interests constitute all of the issued and outstanding limited liability company interests of the Company). At the Closing, such Seller and such Specified Holder shall deliver to the Purchaser good and marketable title to the Purchased Interests owned by such Seller or such Specified Holder, as applicable, free and clear of all Liens (other than Liens arising under applicable securities Laws and Liens which shall be paid in full and released prior to or substantially concurrently with Closing).
Section 3.4    Legal Proceedings; Orders. There are no Actions or Orders pending or, to such Seller’s Knowledge, threatened against or affecting such Seller, that (a) seeks to prevent such Seller from consummating the Transactions or (b) that could reasonably be expected to prevent or make illegal any of the Transactions contemplated by any other Transaction Documents to which such Seller is or will be a party. No Seller is subject to any Order that relates to the business of the Company Group or any assets owned or used by any member of the Company Group except as would not, individually or in the aggregate, reasonably be expected to be material to the Company Group, taken as a whole.
Section 3.5    Brokers. Such Seller has not, directly or indirectly, incurred or entered into any Contract, nor is such Seller otherwise bound by any Contract with any Person that would entitle any broker, finder, or investment banker to any brokerage, finder’s, financial advisor’s, or other fee or commission in connection with the Transactions.
Section 3.6    Purchaser Units.
(a)    Holdco II Seller is acquiring Purchaser Units for investment for Holdco II Seller’s own account and not for the benefit of any other person or with a view to, or for sale in connection with, any distribution of such Purchaser Units in violation of applicable securities Laws. Holdco II Seller acknowledges that the Purchaser Units have not been registered under the Securities Act or the Exchange Act or registered or qualified by a prospectus, under any applicable securities Laws, and that the Purchaser Units may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such sale, transfer, offer, pledge, hypothecation or other disposition is pursuant to the terms of an effective registration statement under the Securities Act or are registered or qualified by a prospectus under any applicable securities Laws or pursuant to an exemption from registration under the Securities Act or the Exchange Act and any applicable securities Laws. Holdco II Seller recognizes that there will not be any public trading market for such shares of the Purchaser, and, as a result, Holdco II Seller may be unable to sell or dispose of its Purchaser Units unless subsequently registered under the Securities Act or an exemption from such registration is available.
(b)    Holdco II Seller is not subject to any of the “bad actor” disqualifications described in the Securities Act Rule 506(d)(1).
(c)    Holdco II Seller understands and agrees that the Purchaser Units are being acquired by Holdco II Seller in a transaction not involving any public offering within the meaning of the Securities Act, in reliance on an exemption therefrom. Holdco II Seller understands that the Purchaser Units have not been, and will not be, approved or disapproved by the SEC or by any other Governmental Authority, and that no such Governmental Authority has passed on the accuracy or adequacy of disclosures made to Holdco II Seller by the Purchaser. No Governmental Authority has passed on or made any recommendation or endorsement of the Purchaser Units or an investment in the Purchaser.
(d)    Holdco II Seller acknowledges and agrees that Holdco II Seller has relied upon the advice of his own tax advisors in connection with the acquisition of the Purchaser Units and, except for the representations and warranties expressly set forth in Article V, that none of the Purchaser or any of its Affiliates makes any representation or warranty as to the tax treatment of the Purchaser Units.
(e)    Holdco II Seller has no present commitment, plan or intention to assign, transfer or otherwise dispose of any Purchaser Units (or any rights with respect thereto).
Section 3.7    No Other Representations or Warranties. Such Seller hereby acknowledges and agrees that the representations and warranties made by the Purchaser in Article V are the sole representations and warranties being made by or on behalf of the Purchaser and its Affiliates and Representatives and exclusive of any other representations and warranties, including any implied warranties, and, except for the representations and warranties expressly set forth in Article V, none of the Purchaser or any of its Affiliates or Representatives has made, nor are any of them making, any express or implied representation or warranty regarding the accuracy, sufficiency, or completeness of any information provided to such Seller or any of their respective Representatives or prepared by or for the Purchaser or any of its Affiliates in connection with the Transactions, and no such Person shall be liable in respect of the accuracy, sufficiency, or completeness of any information provided to such Seller, the Company, or their respective Affiliates or Representatives. Only those representations or warranties made by the Purchaser to the Sellers in this Agreement, subject to the limitations and restrictions specified herein, shall have any legal effect.
ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as set forth in the Disclosure Letter, the Sellers and the Company hereby, jointly and severally, represent and warrant to the Purchaser as follows; provided that, for the avoidance of doubt and notwithstanding anything herein to the contrary, for purposes of the

Article IV, the Specified Holders shall be deemed not to make any representation or warranty hereunder:
Section 4.1    Organization and Qualification. The Company (a) is a limited liability company duly organized, validly existing, and in good standing under the Laws of the State of Delaware, (b) has the requisite power and authority to own, lease, and operate its properties and assets and to carry on its business as it is now being conducted, and (c) is duly qualified or licensed and in good standing to do business in each jurisdiction in which the nature of the business conducted by it or the ownership, leasing, or operation of its assets or properties makes such qualification or license necessary; except, in each case as set forth in clauses (b) and (c), where the failure to have such power and authority or to be so qualified, licensed, or in good standing, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. The Company has previously made available to the Purchaser correct and complete copies of the Company’s Organizational Documents as in effect as of the date hereof.
Section 4.2    Subsidiaries of the Company.
(a)    Section 4.2(a) of the Disclosure Letter sets forth a true and complete list of each Subsidiary of the Company, including name and jurisdiction of organization and capitalization thereof.
(b)    Each Subsidiary of the Company (i) is an entity duly organized, validly existing, and in good standing (where such concept is applicable) under the Laws of its jurisdiction of organization, (ii) has all requisite organizational power and authority to own, lease, and operate its properties and assets and to carry on its business as it is now being conducted, and (iii) is duly qualified or licensed and in good standing (where such concept is applicable) to do business in each jurisdiction in which the nature of the business conducted by it or the ownership, leasing, or operation of its assets or properties makes such qualification or license necessary; except, in each case as set forth in clauses (ii) and (iii), where the failure to have such power and authority or to be so qualified, licensed, or in good standing, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. The Company has previously made available to the Purchaser correct and complete copies of the Organizational Documents of each of the Subsidiaries as in effect as of the date hereof.
Section 4.3    Authorization of Agreement. The Company has the requisite limited liability company power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is or will be a party, to perform its obligations hereunder and thereunder, and, subject to the receipt of the Required Regulatory Approvals, to consummate the Transactions. The execution and delivery by the Company of this Agreement and the other Transaction Documents to which it is or will be a party and the consummation by the Company of the Transactions have been duly authorized by all necessary limited liability company action on the part of the Company and no other proceedings on the part of the Company is necessary to authorize this Agreement or to consummate the Transactions. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution, and delivery hereof by the other parties hereto, constitutes the legal, valid, and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

Section 4.4    No Conflict, Required Consents and Filings.
(a)    Except as may result from any facts or circumstances relating solely to the Purchaser or any of its Affiliates, and subject to the expiration or termination of the applicable waiting period under the HSR Act, receipt of the other Required Regulatory Approvals and the other consents, approvals, authorizations, and other requirements set forth in Section 4.4(b) or in Section 4.4(a) of the Disclosure Letter, the execution and delivery of this Agreement by the Company, the consummation of the Transactions, and the performance by the Company of its obligations under this Agreement do not and shall not (i) violate the Organizational Documents of the Company, (ii) violate or result in a material breach of any Law applicable to the Company or by with any of its material assets or properties are bound, (iii) violate or result in a material breach of any of the terms and conditions of, cause the termination of, or give any other contracting party the right to terminate, cancel, accelerate, or modify, or give rise to any right of first refusal, right of first offer, or similar right under, or constitute (or with notice or lapse of time, or both, constitute) a material default under any Material Contract, or (iv) result in the creation of any material Lien (other than a Permitted Lien) upon any of the assets or properties of the Company pursuant to the terms of any Material Contract to which the Company is a party, except to the extent that the occurrence of any of the foregoing items set forth in clauses (ii), (iii), or (iv) would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Company and its Subsidiaries taken as a whole.
(b)    Except as may result from any facts or circumstances relating solely to the Purchaser or any of its Affiliates, the execution and delivery of this Agreement by the Company, the consummation of the Transactions, and the performance by the Company of its obligations under this Agreement do not and shall not require the Company to obtain any material consent, license, permit, approval, waiver, or authorization of, or make any material registration, declaration, or filing with, any Governmental Authority, except for the Required Regulatory Approvals.
Section 4.5    Capitalization.
(a)    As of the date hereof, each Seller is the record and beneficial owner of, and has good and valid title to the Company Units set forth in Section 4.5(a) of the Disclosure Letter and such Company Units constitute all of the issued and outstanding limited liability company interests of the Company and, as of the Closing, the Purchased Interests will constitute all of the issued and outstanding limited liability company interests of the Company. Other than pursuant to this Agreement or the Company’s Organizational Documents, there is no contractual obligation pursuant to which any Seller has, directly or indirectly, granted any option, warrant, or other right to any Person to acquire any of the Company Units. Other than pursuant to the Company’s Organizational Documents, no Seller is party to any voting agreement, voting trust, registration rights agreement, or other similar agreement or arrangement with respect to the Company Units. Except pursuant to this Agreement and the Company’s Organizational Documents, there is no outstanding purchase or call option, warrant, convertible or exchangeable security, right of first offer or refusal, subscription right, preemptive right, or any similar rights or commitments requiring the issuance, delivery, or sale of Company Units. All of the Company Units (i) were duly authorized and validly issued and are fully paid, and nonassessable in accordance with the Organizational Documents of the Company and (ii) are not subject to restrictions on transfer, other than the restrictions on transfer imposed by applicable securities Laws or the Company’s Organizational Documents. As of the date hereof, except as set forth in Section 4.5(a) of the Disclosure Letter, there are no other Equity Interests of the Company issued or otherwise outstanding.
(b)    Except for the Dutch Minority Company Interests and as otherwise set forth in Section 4.5(b) of the Disclosure Letter, the Company is, directly or indirectly, to the record and beneficial owner of, and has good and valid title to, all the issued and outstanding Equity Interests of each Subsidiary set forth in Section 4.5(b) of the Disclosure Letter. Except for the Equity Interests of the Persons set forth in Section 4.5(b) of the Disclosure Letter and the Dutch Minority Company Interests, the Company does not own, control, or hold any material Equity Interest in any other Person. Except as set forth in the Organizational Documents of the members of the Company Group, neither the Company nor any other member of the Company Group has any obligation to acquire any material Equity Interests of or make any capital contribution to any Person who is not a member of the Company Group.
(c)    Section 4.5(c) of the Disclosure Letter sets forth a complete and accurate list of all issued and outstanding awards as of the date hereof under the Equity Plans (which shall be deemed to include, for the avoidance of doubt, all corresponding awards in the applicable Holdco Seller granted as “mirror units”), including the (i) holder, and (ii) number of units underlying the award. Each award under the Equity Plans (including, for the avoidance of doubt, corresponding awards the applicable Holdco Seller granted as “mirror units”) has been granted and administered in compliance in all material respects with all applicable Laws and all terms and conditions of the applicable Equity Plan. Except as set forth on Section 4.5(c) of the Disclosure Letter, an election pursuant to Section 83(b) of the Code was timely filed in connection with the granting of each such award under the Equity Plans (except for any phantom units granted pursuant to the MarshBerry Holding Company, LLC Phantom Award Plan MarshBerry Connect Platform LLC Phantom Award Plan or MarshBerry Holding Company, LLC Post Change-In-Control Special Phantom Award Plan) and the Company has a copy of each such election.
Section 4.6    Compliance with Law.
(a)    (i) Each member of the Company Group is, and for the last three (3) years has been, in compliance with all applicable Laws, (ii) no member of the Company Group is or during the past three (3) years has been under administrative, civil, or criminal investigation or indictment by any Governmental Authority and (iii) no member of the Company Group has received, at any time during the prior three (3) years, any written (or, to the Knowledge of the Company, verbal) notice from any Governmental Authority or any other Person regarding any actual or alleged violation of, or failure to comply in all material respects with, any Law applicable to any member of the Company Group, except, in each case of clauses (i) – (iii), where such actual or alleged violation or failure to comply, individually or in the aggregate, would not be material to the Company Group, taken as a whole.
(b)    The Company Group has since April 24, 2019 (with respect to Sanctions) and during the last five (5) years (with respect to Trade Controls): (i) complied in all material respects with applicable Trade Controls and in all respects with applicable Sanctions; (ii) maintained in place and implemented internal controls and systems to the extent necessary to comply with applicable Trade Controls and Sanctions; (iii) not engaged in a transaction or dealing, direct or indirect, with or involving a Sanctioned Country or Sanctioned Person; and (iv) not been the subject of enforcement actions or, to the Knowledge of the Company, investigations by any Governmental Authority or other legal proceeding with respect to any actual or alleged violations of Trade Controls or Sanctions, and has not been notified in writing of any such pending or, to the Knowledge of the Company, threatened actions. Neither the Company Group nor any director, officer, or to the Knowledge of the Company, any employee or agent of the Company Group is (A) a Sanctioned Person, (B) subject to debarment or any list-based designations under any Trade Controls law, or (C) to the Knowledge of the Company, engaged in transactions, dealings, or activities that might reasonably be expected to cause such person to become a Sanctioned Person.
Section 4.7    Financial Statements.
(a)    The Company has made available to the Purchaser correct and complete copies of (i) the audited consolidated balance sheets of the Company Group as of December 31, 2024, December 31, 2023, and December 31, 2022 (the balance sheet as of December 31, 2024, the “Company Group Balance Sheet”), (ii) the audited consolidated statements of operations, income, members’ equity, and cash flows for the years ended December 31, 2024, December 31, 2023, and December 31, 2022, and (iii) the unaudited consolidated balance sheet of the Company Group as of July 31, 2025 (“Interim Company Group Balance Sheet”) and the unaudited consolidated statements of income and cash flows as of July 31, 2025 (all of the foregoing financial statements and any notes thereto are collectively referred to as the “Company Group Financial Statements”).
(b)    The Company Group Financial Statements (i) have been prepared in all material respects from and are in all material respects in accordance with the books and records of the members of the Company Group and in accordance with GAAP applied consistently through the periods covered thereby and (ii) fairly present in all material respects the financial condition of the Company Group as of the respective dates thereof and the consolidated results of the operations of the Company Group for the respective fiscal periods covered thereby, except (A) as indicated in any notes thereto and (B) that the unaudited Company Group Financial Statements do not contain footnotes or other presentation items and are subject to normal year-end adjustments, none of which would reasonably be expected to be, individually or in the aggregate, material to the Company Group, taken as a whole.
(c)    The Company Group, taken as a whole, maintains a system of accounting and internal controls designed to provide reasonable assurances that financial transactions are executed in accordance with the general and specific authorization of the management of the Company Group and that all transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP. To the Knowledge of the Company, there have been no material weaknesses or significant deficiencies identified in the accounting and internal controls of the Company Group.
(d)    All accounts receivable of the Company Group constitute bona fide receivables in favor of the Company Group.
(e)    Operating expenses reflected on the Company Group Financial Statements, in all material respects, represent bona fide costs for the operation of the Company Group.

Section 4.8    Regulatory Compliance.
(a)    Each member of the Company Group holds, and at all times during the last three (3) years has held, all licenses, permissions, consents, and other approvals required for or in connection with the carrying on of the business of each member of the Company Group as required by all applicable Law in the places and in the manner in which the business of each member of the Company Group is now carried on (“Permissions”), except for such failures to hold Permissions that, individually or in the aggregate, would not reasonably be expected to be material to the Company Group, taken as a whole.
(b)    All Permissions held by members of the Company Group are in full force and effect, are not limited in duration or subject to any conditions, and have been complied with in all respects, except, in each case, for such failures, conditions or circumstances that, individually or in the aggregate, would not reasonably be expected to be material to the Company Group, taken as a whole. To the Knowledge of the Company, there are no circumstances that indicate that any Permissions will or may be revoked, not renewed, or made subject to any restrictions, requirements, or conditions, or which may confer a right of revocation. No conditions specific or particular to any member of the Company Group has been imposed by any applicable Governmental Authority in connection with the Permissions and no material written request for information from such bodies is outstanding or has not been complied with, except, in each case, for such conditions or circumstances that, individually or in the aggregate, would not reasonably be expected to be material to the Company Group, taken as a whole.
(c)    During the preceding three (3) years, each member of the Company Group has timely filed, and is current in all material filings required by the SEC or any other applicable Governmental Authority (each a “Regulatory Report”), and has timely paid in full all fees and assessments due and payable in connection therewith, except, in each case, for such failures to file or timely file (or pay or timely pay) that, individually or in the aggregate, would not reasonably be expected to be material to the Company Group, taken as a whole. Without limiting the foregoing, MarshBerry Capital is duly registered as a broker-dealer with the SEC and in each state and other jurisdiction in which it is required to be so registered. MarshBerry Capital is a member in good standing of FINRA and such other organizations in which its membership is required in order to conduct its business as now conducted and is in compliance with all applicable rules and regulations of FINRA and such other organizations, except, in each case, for such violations or instances of non-compliance that, individually or in the aggregate, would not reasonably be expected to be material to the Company Group, taken as a whole. As of their respective dates, the information contained in each Regulatory Report filed during the preceding three (3) years was true, complete and correct in all material respects, and no material deficiencies have been asserted in writing by any applicable Governmental Authority with respect to such Regulatory Reports. Each member of the Company Group has established, and at all times required by applicable Law during the preceding three (3) years, has had in place, written policies and procedures reasonably designed to achieve compliance with (A) applicable Laws and (B) applicable rules of such organizations in which membership is required in order to conduct the business of such member of the Company Group as now conducted (including, in the case of MarshBerry Capital, applicable FINRA rules).

(d)    Copies of all material correspondence between each member of the Company Group and any applicable Governmental Authority during the three (3)-year period ending on the date of this Agreement have been disclosed to the Purchaser.
(e)    In the past three (3) years, no fines or penalties have been imposed, or to the Knowledge of the Company, threatened by any applicable Governmental Authority in any jurisdiction in which business is conducted by a member of the Company Group and, to the Knowledge of the Company, there are no circumstances that would reasonably be expected to give rise to the possible imposition of any such fine or penalty, except, in each case, for such fines or penalties that, individually or in the aggregate, would not reasonably be expected to be material to the Company Group, taken as a whole.
(f)    In the past three (3) years, no member of the Company Group has been the subject of any formal inquiry or investigation by an applicable Governmental Authority (other than routine or periodic supervisory visits or equivalent inspections). The Company Group has not received written notice of any, and to the Knowledge of the Company there are no, current ongoing regulatory investigations by any applicable Governmental Authority that would reasonably be expected to result in any disciplinary action being taken against any member of the Company Group.
(g)    Except for any appropriate waiver or relief listed on Section 4.8(g) of the Disclosure Letter, neither MarshBerry Capital nor, to the Knowledge of the Company, any “associated person” (as such term is defined in the FINRA Bylaws) thereof is subject to a “statutory disqualification” (as such term is defined in Section 3(a)(39) of the Exchange Act), or is ineligible pursuant to Section 15(b) of the Exchange Act to act as a broker-dealer or as an associated person of a registered broker-dealer, and neither MarshBerry Capital nor, to the Knowledge of the Company, any “associated person” (as such term is defined in Section 3(a)(18) of the Exchange Act) thereof is subject to a disqualification that would be a basis for censure, limitations on the activities, functions, or operations of, or suspension or revocation of the registration of MarshBerry Capital as a broker-dealer, municipal securities dealer, government securities broker, or government securities dealer under Sections 15, 15B, or 15C of the Exchange Act. There is no Action pending against the Company or, to the Knowledge of the Company, threatened in writing against the Company (or pending or threated in writing against any “associated person” (as such term is defined in the FINRA Bylaws) thereof) that would reasonably be expected to result in either MarshBerry Capital or any such associated person becoming ineligible to act in such capacity or subject to a “statutory disqualification” (as such term is defined in Section 3(a)(39) of the Exchange Act). Each of the directors, officers, employees and associated persons supervised or controlled by MarshBerry Capital who is required to be registered or licensed as a broker-dealer, principal, registered representative, salesperson, investment advisory representative, principal, or insurance agent in connection with his, her or its activities for or with MarshBerry Capital with any applicable Governmental Authority has been duly registered or licensed to perform such Person’s duties as and to the extent required by any applicable Governmental Authority; in each such case, except where the failure to be so registered or licensed, individually or in the aggregate, would not reasonably be expected to be material to the Company Group, taken as a whole.
(h)    MarshBerry Capital has provided or made available to Purchaser true, complete, and correct copies of the Uniform Application for Broker-Dealer Registration on Form BD of

MarshBerry Capital on file with the SEC, reflecting all amendments thereof that are in effect as of the date of this Agreement (the “Form BD”). The information contained in such form was true and complete in all material respects at the time of filing and MarshBerry Capital has made all amendments to such form as it is required to make under applicable Law, except for such for failures to make such amendments that, individually or in the aggregate, would not reasonably be expected to be material to the Company Group, taken as a whole. Except as disclosed on MarshBerry Capital’s Form BD, neither MarshBerry Capital nor, to the Knowledge of the Company, any “associated person” (as such term is defined in Section 3(a)(18) of the Exchange Act) of MarshBerry Capital has been the subject of any Action, proceeding, or investigation pending before any applicable Governmental Authority that would be required to be disclosed on Form BD.
(i)    In the past three (3) years, MarshBerry Capital has maintained its minimum “net capital” (as such term is defined in Rule 15c3-1 under the Exchange Act) in compliance with all applicable Law imposed by the SEC or any other applicable Governmental Authority and in an amount sufficient to ensure that it has not been required to file notice under Rule 17a-11 under the Exchange Act.
(j)    Each member of the Company Group has established and had in place formal codes of ethics, written anti-money laundering programs, written customer identification programs, insider trading policies, personal trading policies, written supervisory procedures, and other material policies, in each case, to the extent required by applicable Law (the “Company Policies”) and to Knowledge of the Company there have not been any violations of such Company Policies, except, in each case, for such violations that, individually or in the aggregate, would not reasonably be expected to be material to the Company Group, taken as a whole. The Company Policies are reasonably designed to achieve compliance with applicable Law to which they relate.
(k)    All Persons carrying out a controlled function (as defined in FSMA) in relation to any member of the Company Group subject to the provisions of FSMA are approved as senior managers and have been so approved at all times when such approval was required. No such Person who was or is a director, officer, employee, consultant, or agent of any such member of the Company Group at the relevant time, has (in their capacity as such) been the subject of a formal inquiry or investigation by an applicable Governmental Authority (other than routine supervisory visits or equivalent inspections) and no fine, sanction, or other penalty has been imposed on such Persons by an applicable Governmental Authority.
Section 4.9    Absence of Certain Changes. Except as set forth on Section 4.9 of the Disclosure Letter, from the date of the Interim Company Group Balance Sheet through the date of this Agreement, (a) there has not been any Company Material Adverse Effect, (b) no member of the Company Group has taken any action that would have been prohibited by Section 6.1(b) if such action had been taken during the period from the date hereof through the Closing Date, and (c) the Company Group has operated its business in the ordinary course of business in all material respects (other than in the case of this clause (c) in respect of any action or inaction taken or not taken in connection with this Agreement or the Transactions).
Section 4.10    Absence of Undisclosed Liabilities. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company Group, taken as a whole, no member of the Company Group has any liability (whether accrued, contingent, absolute, determined, determinable, or otherwise), other than such liabilities (a) reflected or reserved against in the Company Group Financial Statements, (b) incurred in the ordinary course of business consistent with past practice since the date of the Company Group Balance Sheet, (c) incurred in connection with this Agreement and the Transactions, or (d) listed on Section 4.10 of the Disclosure Letter.
Section 4.11    Actions and Orders. There are no, and in the last three (3) years there have not been, any material Actions pending or, to the Knowledge of the Company, threatened, and, there are not, and in the last three (3) years there have not been, any material investigations by any Governmental Authority pending or, to the Knowledge of the Company, threatened, in each case, against any member of the Company Group or any present or former officer or director of such member of the Company Group in his or her capacity as such. There are no material unsatisfied judgments of any kind against any member of the Company Group. There are no material Orders outstanding involving any member of the Company Group.
Section 4.12    Benefit Plans.
(a)    Section 4.12 of the Disclosure Letter sets forth a true, complete, and accurate list of each Benefit Plan. No current or former employee, individual independent contractor, or consultant of the Company Group participates in or receives (or is eligible to receive) any compensation or benefits from any plan, program, arrangement, or agreement maintained, adopted, entered into, or contributed to by the Sellers or any Affiliate of the Sellers that is not the Company or a Subsidiary of the Company.
(b)    With respect to each Benefit Plan, the Company has made available to the Purchaser a true, complete, and accurate copy (or, to the extent no such copy exists, an accurate, written description of the material terms and conditions) thereof and, to the extent applicable, (i) the current plan document (including all amendments thereto) and trust documents, insurance contracts, or other funding arrangements, (ii) the most recent Internal Revenue Service determination, advisory, or opinion letter, (iii) the most recent summary plan description (including all amendments thereto) (and any other material summaries or employee communications), (iv) annual reports and attached schedules for each of the past three (3) plan years, (v) the three (3) most recent financial statements, actuarial valuation reports, and trustee reports, (vi) all material records, notices, and filings concerning Internal Revenue Service or U.S. Department of Labor audits or investigations with respect to any Benefit Plan during the six (6)-year period ending on the date of this Agreement, (vii) any non-routine correspondence with a Governmental Authority during the past three (3) years, and (viii) the written results of any required compliance testing for each of the past three (3) plan years.
(c)    Each Benefit Plan has been maintained, funded, and administered in accordance with its terms and applicable Law (including, without limitation, under ERISA, the Code, and other applicable Law) in all material respects. Each Benefit Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code and the related trust has received a favorable determination letter, or is entitled to rely on a favorable advisory or opinion letter, from the Internal Revenue Service as to its qualification that has not been revoked, and, to the Knowledge of the Company, there are no existing circumstances or events that have occurred that could reasonably be expected to adversely affect the qualified status of any such Benefit Plan or the related trust.
(d)    No member of the Company Group or any other Person has engaged in any prohibited transaction (as defined in Section 406 of ERISA or Section 4975 of the Code) or breach of fiduciary duty (as determined under ERISA) or other failure to act or comply in connection with the administration or investment of the assets with respect to any Benefit Plan that would be reasonably likely to subject any member of the Company Group to any liability imposed by ERISA, the Code, or other applicable Law (including liability on account of an indemnification obligation) except as would not, individually or in the aggregate, reasonably be expected to material to the Company Group, taken as a whole. All payments, contributions, or other amounts (including premium and benefit payments with respect to insurance policies) required to be made or paid by the Company or any of its Subsidiaries pursuant to each Benefit Plan have in all material respects been timely paid or accrued in accordance with GAAP or applicable international accounting standards.
(e)    No member of the Company Group or any ERISA Affiliate maintains, contributes to, or sponsors (or has ever maintained, contributed to, or sponsored), or has, or would reasonably be expected to have, any liability, actual or contingent, in respect of (i) a multiemployer plan as defined in Section 3(37) of ERISA, (ii) a multiple employer plan subject to Section 413(c) of the Code, (iii) a multiple employer welfare arrangement under ERISA, or (iv) a defined benefit pension plan (as defined in Section 3(35) of ERISA) or plan that is subject to Title IV or Section 302 of ERISA or Section 412, 430, or 4971 of the Code. No member of the Company Group or any ERISA Affiliate has any liability, actual or contingent, on account of a violation of Section 4980B of the Code or Part 6 of Subtitle B of Title I of ERISA.
(f)    No member of the Company Group provides post-employment health, medical, life insurance benefits, or welfare benefits to any current or former director, officer, employee, or independent contractor of any member of the Company Group, except as may be required under Section 4980B of the Code or Part 6 of Title I of ERISA and at the sole expense of a current or former director, officer, employee, or independent contractor.
(g)    Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will or would be expected to (either alone or together with any other event) (i) entitle any employee, officer, director, or individual independent contractor or consultant of the Company Group (whether current, former, or retired) or their beneficiaries to any payment of compensation or other payment, right, or benefit, (ii) accelerate the time of payment or vesting, trigger any payment or funding, or increase the amount or value (in each case, whether through a grantor trust or otherwise) of any compensation or benefits (including any forgiveness of indebtedness), (iii) increase the amount of compensation or benefits payable, or (iv) result in any limitation on the right of any member of the Company Group to amend, merge, terminate, or receive a reversion of assets from any Benefit Plan or related trust.
(h)    No amount or benefit that has been or could be received (whether in cash or property or the vesting of property) by any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) of any member of the Company Group could be characterized as an “excess parachute payment” within the meaning of Section 280G of the Code in connection with the Transactions (whether alone or together with any other event).
(i)    No member of the Company Group has any obligation to gross-up, indemnify, or otherwise reimburse any current or former employee, officer, director, or individual independent contractor or consultant of any member of the Company Group for any Tax incurred by such individual, including under Section 409A or Section 4999 of the Code.
(j)    No member of the Company Group maintains any plan or arrangement that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code). No compensation has been or would reasonably be expected to be includable in the gross income of any “service provider” (within the meaning of Section 409A of the Code) of any Company Group member as a result of the operation of Section 409A of the Code.
(k)    Except in each case as would not, individually or in the aggregate, reasonably be expected to material to the Company Group, taken as a whole with respect to each Benefit Plan, no Actions or other claims (other than routine claims for benefits) are pending or, to the Knowledge of the Company, threatened. None of the Benefit Plans are under audit, examination, or investigation by the Internal Revenue Service, the Department of Labor, the Pension Benefit Guaranty Corporation, or any other Governmental Authority nor, to the Knowledge of the Company, is any such audit, examination, or investigation threatened. During the six (6)-year period ending on the date of this Agreement, no filings have been made with respect to any Benefit Plan under the U.S. Employee Plans Compliance Resolution System or the U.S. Department of Labor Delinquent Filer Program.
(l)    The Company Group has complied with the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 and the regulations (including the proposed regulations) thereunder and the Patient Protection and Affordable Care Act of 2010 and the applicable regulations and guidance issued thereunder.
(m)    The obligations of all Benefit Plans that provide medical, health, or long-term disability insurance are fully insured by bona fide third-party insurers. No Benefit Plan is maintained through a human resources and benefits outsourcing entity, professional employer organization, or other similar vendor or provider.
(n)    Each Benefit Plan maintained outside of the United States (i) that is intended or required to be funded and/or book-reserved, is fully funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions, (ii) has been registered to the extent required, and has been maintained in good standing with applicable regulatory authorities to the extent required, and (iii) that is intended to qualify for special Tax treatment, meets all requirements for such treatment.
Section 4.13    Labor Matters.
(a)    The Company has delivered to the Purchaser a true, complete, and accurate list of each employee employed by a member of the Company Group, including those employees on vacation, leave of absence or disability, with such list indicating each employee’s name, employing entity, job title, hire date, annual base salary or wage rate, target annual bonus, work location, accrued and unused vacation or paid time off entitlements, exempt or non-exempt, visa status, full-time/part-time status, and indication whether on leave of absence, and if so, the reason for such leave and expected return to work date.
(b)    The Company has delivered to the Purchaser a true, complete, and accurate list of each individual independent contractor engaged by a member of the Company Group, with such list indicating for each such contractor where services are performed and compensation terms (flat fee, hourly, per deliverable, or otherwise).
(c)    No member of the Company Group is, or within the past three (3) years has been, a party to or bound by any collective bargaining, works council, or other similar Contract with a labor union, works council, or labor organization (a “Collective Bargaining Agreement”). No Collective Bargaining Agreement is being negotiated by any member of the Company Group. To the Knowledge of the Company, no Union is currently seeking, or within the past three (3) years has sought, to represent any member of the Company Group’s employees or independent contractors. There is no, and within the past three (3) years there has been no, labor disputes, strikes, slowdowns, labor grievances, arbitrations, work stoppages, or other similar labor activity involving employees of any member of the Company Group, including any Action that seeks the certification of a Union as bargaining agent for employees of any member of the Company Group, and, to the Knowledge of the Company, no such activity has been threatened. No notice to, consultation with, or consent of any Union is required in connection with the execution, delivery, or performance of this Agreement or the consummation of the Transactions.
(d)    Each member of the Company Group is, and for the past three (3) years has been, in material compliance with all applicable Laws and Orders relating to labor and employment matters, including those governing wages and hours, child labor, equal employment opportunity, fair employment practices, employment discrimination, employee classification, immigration, occupational health and safety, workers’ compensation, unemployment insurance, and the payment of social security and other employment-related Taxes. No member of the Company Group is delinquent in any material respect in the payment of any wages, salaries, bonuses, commissions, severance, vacation pay, benefits, or other compensation or remuneration to any current or former employee or independent contractor of such member. Each member of the Company Group has properly classified all of its employees as either exempt or non-exempt from overtime requirements under applicable Law, and no member of the Company Group has misclassified any employee as an independent contractor or any independent contractor as an employee under applicable Law.
(e)    There is no, and there has not been at any time during the past three (3) years, any Action pending, resolved, settled, or, to the Knowledge of the Company, threatened against any member of the Company Group arising under or relating to any applicable labor or employment Law, including, but not limited to, claims or allegations concerning wages and hours, employee classification, immigration compliance, occupational health and safety, discrimination, harassment, retaliation, wrongful termination, leaves of absence, labor relations, or any other employment-related matter, and no member of the Company Group is subject to any Order with respect to any such Action.

(f)    There is no, and there has not been at any time during the past three (3) years, any Action, allegation, complaint, breach of any policy of any member of the Company Group, or settlement or similar out-of-court or pre-litigation arrangement, in each case relating to sexual harassment, sexual misconduct, sex- or gender-based discrimination, or other inappropriate workplace conduct by or involving any current or former officer, director, executive, or member of senior management of any member of the Company Group. The Company Group has properly and thoroughly investigated all known allegations or complaints of such conduct during such period and, to the Knowledge of the Company, there are no substantiated allegations, unresolved matters, or existing circumstances that would reasonably be expected to give rise to any such Action.
(g)    No member of the Company Group has, within the past three (3) years, implemented any plant closing, mass layoff, reduction in force, furlough, or other employment action that would constitute a “mass layoff” or “plant closing” under the U.S. Worker Adjustment and Retraining Notification Act of 1988, as amended, or would otherwise require notice under any similar state, local, or applicable foreign Law requiring advance notice of layoffs, terminations, or employment losses, and no such action is currently underway or contemplated.
(h)    All current and former employees of the Company Group have been, during the period of their employment, authorized to work in the jurisdiction in which they were employed in accordance with applicable Law. The Company Group has maintained all documentation required by applicable Law to evidence such work authorization, including, where required, timely completed and properly retained verification forms or equivalent documentation. No member of the Company Group has received any written notice of, and, to the Knowledge of the Company, there is no basis for, any investigation, audit, or other inquiry by any Governmental Authority relating to work authorization or immigration compliance. No officer, director, executive, or member of senior management of any member of the Company Group is employed under a non-immigrant work visa or other work authorization that is limited in duration.
(i)    No member of the Company Group is or has at any time been an “employer” or is, or has in the last six (6) years been, an “associate of” or “connected with” an “employer” (as those terms in quotation marks are used in the UK Pensions Act 2004) of a UK defined benefit pension plan.
(j)    No present or former employee of the Company, or any member of the Company Group, has previously transferred to the Company, or any member of the Company Group, pursuant to the UK Transfer of Undertakings (Protection of Employment) Regulations 2006 (as amended), who at any time prior to such transfer was a member of a UK defined benefit pension plan, in circumstances where the Company, or any member of the Company Group, has (or could reasonably be expected to have) inherited any obligation (whether contingent or otherwise) to fund, or otherwise meet the cost of, any enhanced early retirement or redundancy pension benefits, which are derived from such former employer’s pension plan.
Section 4.14    Taxes.
(a)    All Tax Returns required to be filed by or with respect to any member of the Company Group have been timely filed (taking into account any applicable extensions), and all such Tax Returns are true, correct, and complete in all material respects. No member of the Company Group is currently the beneficiary of any extension of time within which to file any Tax Return (other than pursuant to automatic extensions to file Tax Returns obtained in the ordinary course of business).
(b)    All Taxes (whether or not to be due on any Tax Returns) due and payable by, or imposed on, any member of the Company Group (or for which a member of the Company Group is otherwise liable) have been duly and timely paid. All Taxes that are required to be paid or accrued by or with respect to the Company Group (or otherwise required to be reserved for in accordance with GAAP) for any Pre-Closing Tax Period will have either been paid prior to the Closing or taken into account in computing Indebtedness.
(c)    During the last five (5) years, no deficiencies for Taxes have been claimed, proposed, asserted, or assessed against any member of the Company Group.
(d)    No Tax Contest is currently pending, being conducted, or threatened in writing with respect to any Taxes of, or Tax matters with respect to, any member of the Company Group.
(e)    There are no outstanding agreements or consents extending or waiving (or having the effect of extending or waiving) the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from any member of the Company Group for any taxable period, and no request for any such waiver or extension is currently pending.
(f)    Each member of the Company Group has, or has caused to be, duly and timely withheld, collected, and paid over to the appropriate Governmental Authorities all material Taxes required to be so withheld, collected, and paid over and has complied in all material respects with all Tax information reporting provisions under all applicable Laws.
(g)    There are no Liens for Taxes upon the assets or properties of any member of the Company Group, other than Permitted Liens.
(h)    No member of the Company Group has (i) participated in a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) or (ii) in the past two (2) years, been a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code), in a distribution intended to qualify under Section 355(a) of the Code.
(i)    Each member of the Company Group is resident for Tax purposes only in the jurisdiction in which it is incorporated. No member of the Company Group is or has been subject to Tax in any jurisdiction other than its jurisdiction of incorporation by virtue of having a permanent establishment or other place of business or taxable presence in that jurisdiction.
(j)    During the last five (5) years, no jurisdiction in which any member of the Company Group does not file Tax Returns with respect to a particular type or category of Tax has made a written claim to the effect that such member is or may be required to file such Tax Returns or is or may be subject to Tax of such type in such jurisdiction.

(k)    No member of the Company Group (i) is a party to a Tax Sharing Agreement (other than any such agreement solely between members of the Company Group or pursuant to customary provisions in commercial contracts entered into in the ordinary course of business that are not primarily related to Taxes), (ii) is or was a member of any affiliated, consolidated, combined, unitary, group relief, or aggregate group for Tax purposes (other than any such group consisting solely of members of the Company Group), (iii) has any liability for any Tax of any Person other than a member of the Company Group under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Tax Law), as transferee or successor, by Contract (other than pursuant to customary provisions in commercial contracts entered into in the ordinary course of business that are not primarily related to Taxes) or otherwise, or (iv) is subject to any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Tax Law).
(l)    No member of the Company Group will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any period (or any portion thereof) beginning after the Closing Date as a result of (i) any installment sale or open transaction on or prior to the Closing Date, (ii) any accounting method change or agreement with any Governmental Authority filed or made on or prior to the Closing Date, (iii) the use of an incorrect method of accounting prior to the Closing Date, (iv) any prepaid amount received, or deferred revenue accrued, on or prior to the Closing Date, or (v) any intercompany transaction or excess loss account described in Section 1502 of the Code (or any corresponding provision of state, local, or applicable foreign Tax Law). No member of the Company Group has made an election pursuant to Section 965(h) of the Code.
(m)    No member of the Company Group (i) is, or has been a shareholder of, a “personal holding company” as defined in Section 542 of the Code (or any similar provision of state, local, or applicable foreign Law), (ii) is or has been a shareholder of a “passive foreign investment company” within the meaning of Section 1297 of the Code, (iii) is or been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code, or (iv) is or has been a shareholder of a “controlled foreign corporation” as defined in Section 957 of the Code (or any similar provision of state, local, or applicable foreign Law).
(n)    Each member of the Company Group has properly (i) collected and remitted sales, premium, value added, and similar Taxes with respect to sales made or services provided to its clients and (ii) for all sales made or services provided that are exempt from sales, premium, value added, and similar Taxes, and that were made without charging or remitting sales, premium, value added, or similar Taxes, received and retained any appropriate Tax exemption certificates and other documentation qualifying such sale as exempt from such Taxes.
(o)    No member of the Company Group (i) has ever been a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or treated as a U.S. corporation under Section 7874(b) of the Code or (ii) was created or organized in the United States such that any Subsidiary would be taxable in the United States as a domestic entity pursuant to Treasury Regulations Section 301.7701-5(a).
(p)    No member of the Company Group has any unpaid Tax liability as a result of Section 965 of the Code, including by reason of an election under Section 965(h) of the Code.

(q)    Each member of the Company Group has provided or made available to Purchaser all documentation relating to, and is in material compliance with all terms and conditions of, any Tax exemption, Tax holiday, Tax incentive, or other Tax reduction agreement or order of a territorial or non-U.S. government. To the Knowledge of the Company, the consummation of the transactions contemplated by this Agreement will not have any adverse effect on the continued validity and effectiveness of any such Tax exemption, Tax holiday, Tax incentive, or other Tax reduction agreement or order.
(r)    The Company is, and has been at all times since its formation, properly classified as a partnership for U.S. federal (and applicable state and local) income Tax purposes. No PTET Election has been made by or with respect to the Company or any member of the Company Group in any jurisdiction with respect to U.S. state or local income Tax.
(s)    Each member of the Company Group that is treated as a partnership for United States federal income Tax purposes has made (or is eligible to make) a valid election pursuant to Section 754 of the Code that is or will be in effect for the period that includes the Closing Date.
(t)    The prices and terms for the provision of any property or services by or to any member of the Company Group are arm’s length for purposes of the relevant transfer pricing Laws, and all related documentation required by such Laws has been timely prepared or obtained and, if necessary, retained.
(u)    No member of the Company Group has any item of income that could constitute subpart F income within the meaning of Section 952 of the Code or “global intangible low-taxed income” as defined in Section 951A of the Code with respect to any taxable period that includes the Closing Date (for this purpose, treating the Closing Date as the last day in such taxable period).
(v)    Section 4.14(v) of the Disclosure Letter sets forth, for each member of the Company Group, (i) the U.S. federal income Tax classification of such member and (ii) whether an entity classification election has been made with respect to such member pursuant to Treasury Regulations Section 301.7701-3(c) and with respect to each such member and each such election, the effective date of such election and the classification elected pursuant thereto.
Section 4.15    Properties.
(a)    Section 4.15(a) of the Disclosure Letter sets forth a correct and complete list, as of the date hereof, of all Leased Real Property. The Company has made available to the Purchaser correct and complete copies of the Real Property Leases. Except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company Group, taken as a whole, (i) a member of the Company Group has good and valid title to the leasehold, subleasehold, or license estate, as applicable, under each Real Property Lease free and clear of all Liens, other than Permitted Liens, and (ii) the Real Property Lease is a valid and binding obligation of the member of the Company Group party thereto, is in full force and effect, and is enforceable against such member of the Company Group and, to the Knowledge of the Company, against the other party or parties thereto, subject to the Enforceability Exceptions. No member of the Company Group, nor, to the knowledge of the Company, any other party or parties thereto, is in material breach, violation of, or default under any Real Property Lease and no written notice alleging a material uncured default has been sent or received by any member of the Company Group in connection with any Real Property Leases.
(b)    Neither the Company nor any of its Subsidiary owns any real property or any interests in any real property.
(c)    All of the land, buildings, structures, and other improvements used in the operation of the Company Group are included in the Leased Real Property.
Section 4.16    Intellectual Property.
(a)    Section 4.16(a) of the Disclosure Letter sets forth a correct and complete list of all Owned Intellectual Property that is registered or issued, or for which an application for registration or issuance is pending, with any Governmental Authority, including, as applicable, (i) record (and, if different, beneficial) owner(s) of such Owned Intellectual Property; (ii) the jurisdiction where the application, patent, or registration is located; (iii) the application, patent, or registration number; (iv) the application, issuance, or registration date; and (v) the Internet domain name registrar. All Owned Intellectual Property required to be listed in Section 4.16(a) of the Disclosure Letter is subsisting, in full force and effect, valid, and enforceable. A member of the Company Group is the sole and exclusive owner of all Owned Intellectual Property, free and clear of all Liens, other than Permitted Liens.
(b)    All material Intellectual Property developed by or for or otherwise purported to be owned by any member of the Company Group was conceived, invented, reduced to practice, authored, or otherwise created solely by either current or former employees of a member of the Company Group acting within the scope of their employment, or independent contractors of the Company Group, in each case, pursuant to agreements containing a valid, present assignment of such Intellectual Property to a member of the Company Group to the extent not otherwise owned by the Company Group by operation of applicable Law. Except as set forth in Section 4.16(c) of the Disclosure Letter, a member of the Company Group has an enforceable license or other right to use all material Intellectual Property used in or necessary for the operation of the businesses of the Company Group as presently conducted.
(c)    The use of the Owned Intellectual Property by the Company Group and the operation of its businesses as presently conducted does not infringe, misappropriate, dilute, or otherwise violate and, as conducted in the past three (3) years, has not infringed, misappropriated, diluted, or otherwise violated the Intellectual Property rights of any Person. There is no, and during the past three (3) years there has not been any, Action by any Person pending or threatened in writing against any member of the Company Group alleging any such infringement, misappropriation, dilution, or other violation.
(d)    No Person is engaging or in the past three (3) years has engaged in any activity that infringes, misappropriates, dilutes, or otherwise violates any material Owned Intellectual Property. No member of the Company Group has initiated or threatened to initiate any Action during the past three (3) years against any other Person alleging any such infringement, misappropriation, dilution, or violation of any Owned Intellectual Property.

(e)    The Company Group has implemented and maintains commercially reasonable practices to protect the confidentiality of the Company Group’s proprietary Software and other material confidential information owned or held by the Company Group, and has required all current and former employees and other Persons with access to such material confidential information to execute enforceable written Contracts requiring them to maintain the confidentiality of all such information and use all such information only for the benefit of the Company. To the Knowledge of the Company, there has been no unauthorized use or disclosure of or access to any such Software or other confidential information that is material to the business of the Company Group.
(f)    The Company Group is in actual possession of and has exclusive control over a complete and correct copy of the source code for all material proprietary Software owned by the Company Group. The Company Group has not disclosed, delivered, licensed, or otherwise made available, and does not have a duty or obligation (whether present, contingent, or otherwise) to disclose, deliver, license, or otherwise make available, any source code for any of its proprietary Software to any escrow agent or any other Person, other than an employee, independent contractor, or consultant of Sellers pursuant to a valid and enforceable written agreement prohibiting use or disclosure except in the performance of services for the Company Group. No Open Source Software has been incorporated in, linked to, distributed with, or otherwise used in connection with any proprietary Software of the Company Group in a manner that requires that any proprietary Software owned by the Company Group be (i) disclosed or distributed in source code form, (ii) be licensed for the purpose of making derivative works, or (iii) be redistributable at no charge. The Company Group is and has been in material compliance with all applicable Open Source Software licenses.
(g)    When accessing, using, acquiring, or otherwise obtaining third-party data or content from any source, including via public or private application interfaces, crawling, or scraping, each member of the Company Group complies, and in the past three (3) years has complied with, in all material respects, all applicable Contracts, including terms of use, terms of service, other terms and conditions, and all binding policies and guidelines incorporated into any of the foregoing and applicable Law. The Company’s use or employment of any deep learning, machine learning, or other artificial intelligence technologies (collectively, “AI Technologies”) complies in all material respects with any third-party Contracts and permissions and applicable Law relating to AI Technologies.
(h)    The computer systems, Software, hardware, networks, servers, workstations, routers, hubs, switches, data communication lines, firmware, networks platforms, and all other information technology systems, equipment, and assets owned by the Company Group and used in the current conduct of the businesses of the Company Group (collectively, the “Company Systems”) are adequate in all material respects for the current needs of the businesses of the Company Group. During the past three (3) years, there have been no (i) material failures or breakdowns of the Company Systems or (ii) security breaches or other unauthorized use or access to the Company Systems that resulted in any unauthorized access, use, modification, deletion, or corruption of any material information or data stored or contained therein or transmitted nearby. The Company Group maintains and complies with commercially reasonable disaster recovery and business continuity plans, procedures, and facilities. The Company has taken commercially reasonable measures to protect the confidentiality, integrity, and security of the Company Systems

(and all material data, information, and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification, or corruption. The Company Systems do not contain any material Malicious Code.
Section 4.17    Contracts.
(a)    Section 4.17(a) of the Disclosure Letter sets forth a correct and complete list, as of the date hereof, of each of the following Contracts, together with all amendments and supplements thereto, to which any member of the Company Group is a party and which is currently in effect (each, whether or not set forth on Section 4.17(a) of the Disclosure Letter, a “Material Contract”):
(i)    any contract with a Material Client, other than agreements pursuant to the Company’s standard engagement letter, or a Material Supplier;
(ii)    any Real Property Lease;
(iii)    any Collective Bargaining Agreement;
(iv)    any Contract for capital expenditures to be incurred after the date of this Agreement and involving payments of more than $450,000 by or on behalf of any member of the Company Group;
(v)    any Contract involving a joint venture or strategic alliance or partnership agreement or other similar Contract involving the sharing of profits or losses;
(vi)    any Contract under which any member of the Company Group (A) created, issued, incurred, assumed or guaranteed any Indebtedness or (B) granted a Lien on its assets securing Indebtedness for borrowed money;
(vii)    any Contract containing covenants by any member of the Company Group not to (A) compete with any Person, (B) engage in any line of business or activity in any geographic region, or (C) sell any products or services to, or obtain any products or services from, any Person in any geographic region;
(viii)    any Contract containing (A) any “most favored nations” terms and conditions granted by any member of the Company Group to any Person or (B) any exclusivity, right of first refusal, or right of first offer or similar preferential right granted by any member of the Company Group to any Person;
(ix)    any Contract evidencing an outstanding loan or advance made by any member of the Company Group to any Person (other than any other member of the Company Group), other than trade receivables and advances to employees for normally incurred business expenses arising in the ordinary course of business consistent with past practice;
(x)    any Affiliate Agreement;

(xi)    any Order, settlement, or conciliation agreement with any Governmental Authority under which the Company Group has any ongoing material obligations;
(xii)    any Contract involving the sale, transfer, or acquisition of any business for consideration in excess of $1,000,000 entered into by any member of the Company Group in the five (5) years preceding the date of this Agreement;
(xiii)    any Contract with any employee, director, officer, or independent contractor or consultant of the Company Group, in each case who is an individual, which (A) provides for base annual salary or compensation in excess of $350,000 or (B) provides for employment that is not “at-will”;
(xiv)    any Company IP Agreement; and
(xv)    any Contract including a covenant not to sue or assert or immunity from suit with respect to material Intellectual Property, including any coexistence agreements and settlement agreements with respect to material Intellectual Property.
(b)    Prior to the date hereof, the Company has made available to the Purchaser a correct and complete copy of each Material Contract. Each Material Contract is in full force and effect in all material respects in accordance with its respective terms with respect to the applicable member of the Company Group and is a legal, valid, and binding agreement of the applicable member of the Company Group and, to the Knowledge of the Company, each other party or parties thereto, assuming the due authorization, execution, and delivery by such other party or parties, subject to the Enforceability Exceptions. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company Group, taken as a whole, no member of the Company Group is in default under or in breach of, or in receipt as of the date hereof of any written notice of any default or breach under, any Material Contract in any material respects, nor, to the Knowledge of the Company, does any condition exist that with notice or lapse of time or both would reasonably be expected to result in a material default or breach thereunder (other than, with respect to the Company Payoff Indebtedness, any default or breach as a result of the consummation of the Closing). To the Knowledge of the Company, the other party or parties to each Material Contract are not in material default of the terms of such Material Contract. As of the date hereof, no member of the Company Group has received written notice from any party to a Material Contract indicating that such party intends to cancel, not renew, or terminate such Material Contract.
Section 4.18    Clients and Suppliers.
(a)    Section 4.18(a) of the Disclosure Letter sets forth a correct and complete list, for the twelve (12)-month period ended December 31, 2024, of (i) the ten (10) largest clients of the Company Group (taken as a whole), in each case measured by the revenue earned by the Company Group (taken as a whole) during such twelve (12)-month period in respect of services provided to each such customer (the “Material Clients”) and (ii) the ten (10) largest suppliers of goods and services to the Company Group (taken as a whole), in each case measured by the expenditure by the Company Group (taken as a whole) during such twelve (12)-month period in respect of goods and services provided by each such supplier (the “Material Suppliers”).

(b)    No Material Client or Material Supplier has notified the Company Group in writing that it intends to terminate or modify, or, to the Knowledge of the Company, threatened to terminate or modify, in any manner materially adverse to the Company Group, any Contract of such Material Client or Material Supplier, as applicable, with the Company Group.
Section 4.19    Environmental. Each member of the Company Group is, and has for the past three (3) years been, in compliance in all material respects with all applicable Environmental Laws. There has been no material Release or disposal of any Hazardous Substance by, at the direction of, for or on behalf of any member of the Company Group or, to the Knowledge of the Company, any other Person from, at, on, or under any real property currently or, to the Knowledge of the Company, formerly owned, leased, or operated by a member of the Company Group in a manner or concentration that has resulted in a material liability to any member of the Company Group under any Environmental Law. No member of the Company Group has received any notice of a pending or, to the Knowledge of the Company, threatened Action by a Governmental Authority or other Person with respect to any alleged material non-compliance with any Environmental Law. No member of the Company Group has any agreement with or is subject to any Order by a Governmental Authority with respect to any Hazardous Substance cleanup or violation of Environmental Laws. No member of the Company Group has received any notice alleging that it has a material liability pursuant to Environmental Laws in connection with any location where its wastes have come to be disposed.
Section 4.20    Permits. The Company Group possesses all material permits, licenses, franchises, applications, rights, privileges, approvals, certifications, consents, waivers, concessions, exemptions, Orders, registrations, notices, and authorizations from, or filings with, any Governmental Authority (collectively, “Permits”) necessary for each member of the Company Group to own, lease, and operate its properties and to carry on its business as currently conducted, and such Permits are valid, are in full force and effect, and are sufficient in all material respects for the business presently conducted by the Company Group, taken as a whole. In the past three (3) years, no member of the Company Group has received any written claim or notice that (a) any member of the Company Group is not in material compliance with, or regarding any actual or possible violation of, the terms of any Permits (nor, to the Knowledge of the Company, does there exist any condition that with the passage of time or the giving of notice or both would result in such material non-compliance) or (b) any Permit will be suspended, terminated, revoked, adversely modified, or canceled other than non-renewals or modifications in the ordinary course of business.
Section 4.21    Affiliate Transactions. Section 4.21 of the Disclosure Letter sets forth all Affiliate Agreements in effect as of the date hereof. A correct and complete copy of each Affiliate Agreement, as in effect as of the date hereof, has been made available to the Purchaser prior to the date hereof. No director, officer, or management level employee of any member of the Company Group or Affiliate of any member of the Company Group (which Affiliate is not itself a member of the Company Group) nor, to the Knowledge of the Company, any spouse or child of any of such Persons, nor, to the Knowledge of the Company, any legal entity in which any of such Persons has a material economic interest (a) owns any material property or asset, tangible or intangible, that is used in the conduct of the business of such member of the Company Group, (b) to the Knowledge of the Company, has any material cause of action pending against such member of the Company Group, or (c) is a party to or the beneficiary of any Contract with such member of the Company Group; except the Affiliate Agreements.

Section 4.22    Insurance. Section 4.22 of the Disclosure Letter sets forth a correct and complete copies of all material insurance policies held by any member of the Company Group for the benefit of any member of the Company Group as of the date hereof, correct and complete copies of which have been made available to the Purchaser (collectively, the “Company Group Insurance Policies”). Except as set forth in Section 4.22 of the Disclosure Letter, (a) as of the date hereof, (i) all Company Group Insurance Policies are in full force and effect, (ii) all premiums due and payable in respect of such insurance policies have been timely paid, and (iii) no member of the Company Group has reached or exceeded its policy limits for any such insurance policies, (b) the Company Group has complied in all material respects with the provisions of each Company Group Insurance Policy under which it is the insured party, and (c) as of the date of this Agreement, no member of the Company Group has received any notice of cancellation of any Company Group Insurance Policy, and there is no material claim by any member of the Company Group pending under any Company Group Insurance Policy as to which coverage has been denied or disputed, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company Group, taken as a whole.
Section 4.23    Assets. Each member of the Company Group has valid title to (or a valid leasehold interest in or right to use) all of the material tangible person property owned by it and reflected on the Company Group Balance Sheet, free and clear of all Liens (other than Permitted Liens), except with respect to dispositions of assets permitted under Section 6.1(b). The material equipment included in the assets reflected on the Company Group Balance Sheet is in reasonably good operating condition and repair in all material respects, subject to normal wear and tear and except as would not materially affect the current operations of the Company Group.
Section 4.24    Anti-Corruption.
(a)    During the past five (5) years, no member of the Company Group, or any director, officer, or employee, or, to the Knowledge of the Company, any representative, consultant, or other Person acting for or on behalf of any member of the Company Group, has offered, made, authorized, promised, or agreed to make, directly or indirectly, any contribution, gift, or payment of money or anything of value to, or accepted or received any contribution, gift, or payment of money of anything of value from, any Government Official for the purpose of: (i) influencing any act or decision of such Government Official in his or her official capacity; (ii) inducing such Government Official to do, or omit to do, any act in relation to his or her lawful duty; (iii) securing any improper advantage; or (iv) inducing such Government Official to influence or affect any act or decision of any Governmental Authority, in each case, in order to assist the Company Group or any member of the Company Group or any director, officer, employee, representative, consultant, or other Person acting for or on behalf of the Company Group or any member thereof, in obtaining or retaining business for or with, or directing business to, any Person or to secure any other improper benefit or advantage, in each case, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company Group, taken as a whole.
(b)    No member of the Company Group, any director, officer, or employee, or, to the Knowledge of the Company, any representative, consultant, or other Person acting for or on behalf of the Company Group or any member thereof, has directly or indirectly violated any Anti-Corruption Laws except as would not, individually or in the aggregate, reasonably be expected to be material to the Company Group, taken as a whole.

(c)    The Company Group has (i) complied in all material respects with all Anti-Corruption Laws and (ii) maintains policies and procedures reasonably designed to ensure compliance in all material respects with all Anti-Corruption Laws.
(d)    During the past five (5) years, no member of the Company Group has been the subject of any material allegation, investigation, inquiry, disclosure, or enforcement proceeding by any Governmental Authority regarding any actual or suspected violation of any Anti-Corruption Laws, and no such material allegation, investigation, inquiry, disclosure, or proceeding is pending or, to the Knowledge of the Company, threatened.
Section 4.25    Brokers. Except as set forth on Section 4.25 of the Disclosure Letter, none of the Company Group has, directly or indirectly, incurred or entered into any Contract, nor is the Company Group otherwise bound by any Contract with any Person that would entitle any broker, finder, or investment banker is or shall be entitled to any brokerage, finder’s, or other fee or commission in connection with the Transactions.
Section 4.26    Privacy and Data Security.
(a)    Each member of the Company Group, and, to the Knowledge of the Company, all affiliates and/or third parties with respect to the Processing of Personal Information on behalf of, and/or sharing Personal Information with, the Company Group (collectively, “Data Partners”), comply and have for the last three (3) years complied with all applicable (i) Privacy Laws, (ii) policies, notices, and/or statements related to privacy, security, or the Processing of Personal Information (each, a “Privacy Policy”), and (iii) contractual commitments related to privacy, security, or the Processing of Personal Information (collectively, the “Privacy Requirements”). Each member of the Company Group has for the last three (3) years provided a Privacy Policy to individuals prior to the collection of any Personal Information, and all such Privacy Policies are and have for the last three (3) years been materially accurate and, to the Knowledge of the Company, not misleading or deceptive, including by omission.
(b)    The execution, delivery, and performance of this Agreement and the Transactions do not and will not: (i) conflict with or result in a material violation or breach of any Privacy Requirements; (ii) require the consent of or provision of notice to any Person concerning such Person’s Personal Information; (iii) give rise to any right of termination or other right to impair or limit the Purchaser’s rights to own and Process any Personal Information used in or necessary for the operation of the Company Group’s business; or (iv) otherwise prohibit the transfer of Personal Information to the Purchaser.
(c)    The Company Group has for the last three (3) years had contracts in place with all Data Partners, which impose on such Data Partners obligations related to privacy, security, and the Processing of Personal Information that, at a minimum, comply with Privacy Requirements. The Company Group takes commercially reasonable steps to monitor all Data Partners to verify their compliance with Privacy Requirements.
(d)    The Company Group has for the last three (3) years implemented, maintained, and complied with, and required all Data Partners to at all times implement, maintain, and comply with, technical, physical, and organizational measures, plans, procedures, controls, and programs, including a written information security program, that comply with Privacy Requirements and are designed to protect Personal Information and confidential information against a Security Incident. The Company Group regularly evaluates its written information security program through commercially reasonable security audits, penetration testing, and/or vulnerability scanning. Such activities may identify potential vulnerabilities; however, certain identified items may, upon review, be determined to be inapplicable, not reasonably capable of remediation, or otherwise not presenting a material risk in the context of the Company Group’s operations. The Company Group has addressed, all high, or critical vulnerabilities determined to be applicable and reasonably remediable. Neither the Company Group, nor, to the Knowledge of the Company, any Data Partner with respect to its Processing of Personal Information on behalf of the Company Group, has experienced any Security Incidents.
(e)    In relation to any Security Incident and/or actual or alleged violation of a Privacy Requirement, neither the Company Group nor, to the Knowledge of the Company, any Data Partner has (i) notified or been required to notify any Person or (ii) received any notice, inquiry, request, claim, complaint, correspondence, or other communication from, or, to the Knowledge of the Company, been the subject of any investigation or enforcement action by, any Person. To the Knowledge of the Company, there are no facts or circumstances that could give rise to the occurrence of (i) or (ii).
(f)    The Company Group maintains insurance coverage containing commercially reasonable policy terms and limits that are reasonable to the risk of liability relating to any Security Incident, unauthorized Processing of Personal Information, or violation of the Privacy Requirements, and no claims have been made under such insurance policy(ies).
Section 4.27    No Other Representations or Warranties. The Company hereby acknowledges and agrees that the representations and warranties made by the Purchaser in Article V are the sole representations and warranties being made by or on behalf of the Purchaser and its Affiliates and Representatives and are exclusive of any other representations and warranties, including any implied warranties, and, except for the representations and warranties expressly set forth in Article V, none of the Purchaser or any of its Affiliates or Representatives have made, nor are any of them making, any express or implied representation or warranty regarding the accuracy, sufficiency, or completeness of any information provided to the Sellers, Company or any of their respective Affiliates or Representatives or prepared by or for the Purchaser or any of its Affiliates in connection with the Transactions, and no such Person shall be liable in respect of the accuracy, sufficiency, or completeness of any information provided to the Sellers, Company, or their respective Affiliates or Representatives. Only those representations or warranties made by the Purchaser to the Company and the Sellers in Article V, subject to the limitations and restrictions specified herein, shall have any legal effect.

ARTICLE V.
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER PARTIES
The Purchaser Parties, jointly and severally, hereby represent and warrant to the Sellers and the Company as follows:
Section 5.1    Organization and Qualification. Such Purchaser Party (a) is a legal entity duly organized, validly existing, and in good standing under the Laws of the jurisdiction of its formation, (b) has the requisite power and authority to own, lease, and operate its properties and assets and to carry on its business as it is now being conducted, and (c) is duly qualified or licensed and in good standing to do business in each jurisdiction in which the nature of the business conducted by it or the ownership, leasing, or operation of its assets or properties makes such qualification or license necessary; except, in the case of clauses (b) and (c), where the failure to have such power and authority or to be so qualified, licensed, or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Purchaser Material Adverse Effect. The Purchaser has previously made available to the Sellers correct and complete copies of its Organizational Documents as in effect as of the date hereof.
Section 5.2    Authorization of Agreement. Such Purchaser Party has the requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder under this Agreement and the other Transaction Documents to which such Purchaser Party is or will be a party and, subject to the receipt of the Required Regulatory Approvals, to consummate the Transactions. The execution and delivery of this Agreement and the other Transaction Documents by such Purchaser Party and the consummation by such Purchaser Party of the Transactions have been or will be prior to Closing duly authorized by all necessary action on the part of such Purchaser Party and no action, approval or other proceedings on the part of such Purchaser Party are necessary to authorize this Agreement or the other Transaction Documents or to consummate the Transactions. This Agreement has been duly executed and delivered by such Purchaser Party and, assuming the due authorization, execution, and delivery hereof by the Sellers and the Company, constitutes the legal, valid, and binding obligation of such Purchaser Party, enforceable against such Purchaser Party in accordance with its terms, subject to the Enforceability Exceptions.
Section 5.3    No Conflict; Required Filings and Consents.
(a)    Except as may result from any facts or circumstances relating solely to the Sellers or any of its Affiliates, the execution and delivery by such Purchaser Party of this Agreement and the other Transaction Documents, the consummation of the Transactions, and the performance by such Purchaser Party of its obligations under this Agreement and the other Transaction Documents do not and shall not (i) violate the Organizational Documents of such Purchaser Party, (ii) violate or result in a material breach of any Law applicable to such Purchaser Party or any of its assets or properties, (iii) violate or result in a material breach of any of the terms and conditions of, cause the termination of, or give any other contracting party the right to terminate, cancel, accelerate, or modify, or give rise to any right of first refusal, right of first offer, or similar right under, or constitute (or with notice or lapse of time, or both, constitute) a material default under any material Contract to which such Purchaser Party is a party, or (iv) result in the creation of any material Lien

(other than a Permitted Lien) upon any of the assets or properties of such Purchaser Party pursuant to the terms of any Contract to which such Purchaser Party is a party.
(b)    Except as may result from any facts or circumstances relating solely to the Sellers and the Company or any of their respective Affiliates, and other requirements set forth in Section 4.4(b) of the Disclosure Letter, the execution and delivery of this Agreement and the other Transaction Documents by such Purchaser Party, the consummation of the Transactions, and the performance by such Purchaser Party of its obligations under this Agreement and the other Transaction Documents do not and shall not require such Purchaser Party to obtain any material consent, permit, approval, Order, or authorization of, or make any material registration, declaration or filing with, any Governmental Authority, except for the Required Regulatory Approvals.
Section 5.4    Capitalization. As of the date hereof, 138,472.28 Purchaser Units are issued and outstanding. All of the issued and outstanding Equity Interests of the Purchaser were duly authorized, validly issued, fully paid, and non-assessable.
Section 5.5    Purchaser Units. Upon issuance, the Purchaser Units constituting the Unit Consideration will be duly authorized, validly issued, fully paid, and non-assessable and will not be subject to any Liens or restrictions on transfer other than restrictions under this Agreement, in the Organizational Documents of Purchaser or the applicable Holdco Seller, and applicable securities Laws.
Section 5.6    No Equityholder Approval. The issuance and delivery by the Purchaser of the Unit Consideration to the Holdco Sellers does not require any vote or other approval or authorization of any holder of any Person, other than any approval that has been obtained prior to or concurrently with the execution of this Agreement.
Section 5.7    Brokers. No broker, finder, or investment banker is or shall be entitled to any brokerage, finder’s, financial advisor’s, or other fee or commission in connection with the Transactions as a result of any action, agreement, commitment, or arrangement made by or on behalf of such Purchaser Party or any of its Affiliates, in each case, except for any such fee or commission payable solely by Purchaser or its Affiliates.
Section 5.8    Compliance with Law; Actions and Litigation. Except as would not reasonably be expected, individually or in the aggregate, to result in a Purchaser Material Adverse Effect, such Purchaser Party is, and for the last three (3) years has been, in compliance with all applicable Laws. There are no Actions or Orders pending or, to the Knowledge of such Purchaser Party, threatened against or affecting, or, to the Knowledge of such Purchaser Party, any material investigations pending or threatened, against or relating to such Purchaser Party, any of such Person’s respective assets or properties or any present or former officer or director of such Person in his or her capacity as such, in each case, except as not had and would not reasonably be expected, individually or in the aggregate, to have a Purchaser Material Adverse Effect. None of such Purchaser Party, its Subsidiaries or its Affiliates is disqualified by operation of law, rule or regulation, including the federal securities Laws or FINRA rules, from owning or controlling a broker-dealer. Neither such Purchaser Party nor any of its director, officers, employees or associated persons (with the meaning of Section 3(a)(18) of the Exchange Act) is subject to any “statutory disqualification” enumerated in Section 3(a)(39)(A)-(D) of the Exchange Act.

Section 5.9    Financing.
(a)    Delivery of Financing Commitments. Concurrently with the execution of this Agreement, the Purchaser has delivered to Company a true, correct, and complete copy of the executed Debt Commitment Letter and the Debt Fee Letter, which Debt Fee Letter has been redacted to remove only those items related to specific fees payable on the Closing Date to a Debt Financing Source and other customary economic terms (none of which redacted terms impose additional conditions on the availability of, or otherwise adversely affect the conditionality or the aggregate amount of, the Debt Financing at the Closing).
(b)    Status of Financing Commitments. As of the date of this Agreement:
(i)    the Debt Commitment Letter is in full force and effect and represents a valid, binding, and enforceable obligation of the Purchaser and, to the knowledge of the Purchaser Parties, each other party thereto, with respect to the subject matter therein, subject to the Enforceability Exceptions;
(ii)    the Debt Commitment Letter has not been amended, supplemented, waived, or modified in any manner and, to the Purchaser’s knowledge, no such amendment, supplement, waiver, or modification is contemplated;
(iii)    the commitments under the Debt Commitment Letter have not been withdrawn, rescinded, reduced, replaced, or terminated and, to the Purchaser’s knowledge, no such withdrawal, rescission, reduction, replacement, or termination is contemplated;
(iv)    no event has occurred, which, with or without notice, lapse of time, or both, would constitute a breach or default on the part of such Purchaser Party or any other party thereto under the Debt Commitment Letter or that would result in the failure of the funding obligations thereunder;
(v)    the Purchaser has fully paid (or caused to be paid) any and all commitment fees and other amounts that are due and payable on or prior to the date of this Agreement in connection with the Debt Financing; and
(vi)    none of the Purchaser Parties nor any of their Affiliates has entered into any agreement, side letter, or other arrangement relating to the Debt Financing, other than as set forth in the Debt Commitment Letter and the Debt Fee Letter, that could affect the availability, conditionality or amount of the Debt Financing on the Closing Date.
(c)    Adequate Proceeds. The aggregate proceeds of the Debt Financing together with available cash at the Purchaser will be sufficient to consummate the transactions contemplated hereby, including the making of all payments to be made by or on behalf of Purchaser on the Closing Date (the “Required Amounts”).
(d)    Conditions to Commitments. There are no conditions precedent related to the funding of the full amount of the Debt Financing, other than the Financing Conditions. Such Purchaser Party has no reason to believe that it or any other party thereto will be unable to satisfy on a timely basis any term of the Debt Commitment Letter, nor does such Purchaser Party have knowledge that any of the Debt Financing Sources will not perform their respective funding obligations thereunder.
(e)    Effect on Condition to Sellers’ Obligations. Notwithstanding anything to the contrary contained herein, each Seller agrees that a breach of the representations and warranties in this Section 5.9 will not, in and of itself, result in the failure of a condition precedent in Section 8.3(a) to such Seller’s obligations under this Agreement, if (notwithstanding such breach) the Purchaser is willing and able to consummate the transactions contemplated hereby on the Closing Date.
(f)    Financing Not a Condition. Such Purchaser Party understands and acknowledges that its obligations under this Agreement are not in any way contingent upon or otherwise subject to or conditional upon any Purchaser Party’s consummation of any financing arrangements, any of the Purchaser Party’s obtaining of any financing, or the availability, grant, provision, or extension of any financing to the Purchaser.
Section 5.10    Investment Representations. The Purchaser acknowledges that the Purchased Interests are to be acquired by the Purchaser for investment for its own account, not as a nominee or agent, and not with a view to the sale or distribution of any part thereof, and the Purchaser has no present intention of selling, granting participation in, or otherwise distributing the Purchased Interests. The Purchaser does not have a Contract with any Person to sell, transfer or grant participation to such Person, or to any third party, with respect to the Purchased Interests. The Purchaser understands that the Purchased Interests have not been registered under the Securities Act, on the grounds that the sale and transfer of securities hereunder is exempt from registration under the Securities Act, and that Sellers’ reliance on such exemption is predicated in part on the representations set forth herein. The Purchaser represents that it is an “accredited investor” as such term is defined in Regulation D promulgated under the Securities Act, has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its acquisition of the Purchased Interests, and has the ability to bear the economic risks of such acquisition. The Purchaser understands that no public market now exists for the Purchased Interests and that there is no assurance that a public market will ever exist for the Purchased Interests. The Purchaser has had the opportunity to review and analyze the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company Group and has been provided access to the personnel, properties, premises and records of the Company Group in order to determine the suitability of its acquisition of the Purchased Interests.
Section 5.11    R&W Insurance Policy. The Purchaser Parties acknowledges that their respective obligations set forth in this Agreement and the other Transaction Documents are not contingent or conditioned upon the effectiveness of the R&W Insurance.
Section 5.12    No Other Representations and Warranties. Such Purchaser Party hereby acknowledges and agrees that the representations and warranties made by the Sellers and the Company in Article III and Article IV (as modified by the Disclosure Letter) are the sole representations and warranties being made by the Sellers and the Company, respectively, and are exclusive of any other representations and warranties, including any implied warranties, and, except for the representations and warranties expressly set forth in Article III and Article IV, , none of the Sellers, the Company, nor any of their respective Affiliates or Representatives has made, nor are they making, nor is such Purchaser Party relying on, any express or implied representation or warranty regarding the accuracy, sufficiency, or completeness of any information provided to such Purchaser Party or its Affiliates or Representatives or prepared by or for the Sellers or the Company in connection with the Transactions, and no such Person shall be liable in respect of the accuracy, sufficiency, or completeness of any information provided to the Sellers, the Company, or their respective Affiliates or Representatives. Only those representations or warranties made to such Purchaser Party in Article III and Article IV (as modified by the Disclosure Letter) of this Agreement, subject to the limitations and restrictions specified herein, shall have any legal effect. Any and all statements or information communicated by the Sellers, the Company, any of their respective Representatives, or any other Person outside of this Agreement, including by way of the documents provided in response to such Purchaser Party’s due diligence requests and any management presentations provided, whether verbally or in writing, are deemed to have been superseded by this Agreement, it being agreed that no such prior or contemporaneous statements or communications outside of this Agreement shall survive the execution and delivery of this Agreement.
ARTICLE VI.
CONDUCT PRIOR TO THE CLOSING
Section 6.1    Company Group Interim Covenants.
(a)    During the period commencing on the date of this Agreement and ending at the Closing or such earlier date as this Agreement may be terminated in accordance with its terms (the “Pre-Closing Period”) except (i) as expressly required by this Agreement (including with respect to the Holdco Sellers Reorganization), (ii) as set forth in Section 6.1 of the Disclosure Letter, (iii) as consented to in writing by the Purchaser (which such consent shall not be unreasonably withheld, conditioned, or delayed), or (iv) as required by Law, the Company shall, and shall cause each other member of the Company Group to, (A) operate its business in the ordinary course of business consistent with past practice in all material respects, and (B) use commercially reasonable efforts to maintain and preserve its business organization and material business relationships.
(b)    During the Pre-Closing Period, except as expressly required by this Agreement (including with respect to the Holdco Sellers Reorganization), as set forth in Section 6.1 of the Disclosure Letter or as consented to in writing by the Purchaser (which such consent shall not be unreasonably withheld, conditioned, or delayed) or as required by Law, the Company shall not, and shall cause each other member of the Company Group not to:
(i)    amend or restate the Organizational Documents of any member of the Company Group;
(ii)    other than redemptions, repurchases or forfeitures of Equity Interests, equity incentives or equity-based incentives by or from any director, officer, employee, or individual contract or consultant of any member of the Company Group in the ordinary course of business, issue, redeem, sell, pledge, split, or encumber the Equity Interests of any member of the Company Group (including any warrants, options, convertible or exchangeable Equity Interests, subscriptions, rights (including any pre-emptive or similar rights), calls, or other rights to purchase or acquire any Equity Interests of any member of the Company Group) or any phantom equity or other equity-linked incentives of any member of the Company Group or the Holdco Sellers or enter into any agreement with respect thereto or make any changes (by recapitalization, reclassification, stock dividend, stock split, combination, reorganization or otherwise) in the capital structure of, or amend the terms of any Equity Interests of, any member of the Company Group;
(iii)    sell, lease, convey, transfer, exchange, swap, or otherwise dispose of or incur any Lien (other than a Permitted Lien) on any material portion of its assets or properties, except in the ordinary course of business, consistent with past practice and dispositions of obsolete assets;
(iv)    except for Tax distributions in accordance with the Organizational Documents of the Company, declare or pay any dividend or other distribution with respect to the Equity Interests of any member of the Company Group, or otherwise make any payments in cash or in kind, or advance or loan any funds to, the Sellers or any of its Affiliates, except for (A) dividends or distributions paid in cash in the ordinary course of business consistent with past practice prior to the Adjustment Time or (B) dividends or distributions paid by any of the Company’s wholly owned Subsidiaries to the Company or another wholly owned Subsidiary of the Company; provided that, with respect to the foregoing clause (A), any such dividend or distribution of cash that is in respect of revenue that is estimated to be received prior to the Adjustment Time may only be made to the extent such revenue is included in the calculation of the Bonus Amount;
(v)    acquire or make any investment in a material portion of the assets or equity of any business or Person, involving the payment by the Company Group;
(vi)    enter into or adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization, or other material reorganization;
(vii)    enter into, cancel, terminate, modify, or amend any Material Contract or contract that would be a Material Contract if in effect on the date hereof, or knowingly release or waive any material rights thereunder;
(viii)    (A) incur, create, refinance, replace, prepay, guarantee, assume, increase the balance of, or repay or decrease the balance of any indebtedness for borrow money, other than borrowings and repayments of Indebtedness under the Credit Agreements prior to the Adjustment Time, (B) incur, create, refinance, replace, prepay, guarantee, assume, increase the balance of, or repay or decrease the balance of any loan advance or indebtedness for borrowed money in excess of $100,000 between or among members of the Company Group, other than in the ordinary course of business consistent with past practice, (C) guarantee the obligations of any other Person that is not a member of the Company Group, or (D) mortgage or pledge any material assets of any member of the Company Group, tangible or intangible or create any Lien thereupon (other than any Permitted Lien);

(ix)    make any loans, advances, or capital contributions, or commitments to or investments in any Person in excess of $100,000, except for advances of expenses made in the ordinary course of business consistent with past practice;
(x)    cause MarshBerry Capital to maintain net capital that is an amount less than its minimum required “net capital” (as set forth in Rule 15c3-1 under the Exchange Act);
(xi)    make any capital expenditures other than (A) capital expenditures in the ordinary course of business or (B) as set forth in the capital expenditure forecast set forth in Section 6.1(b)(xi)(B) of the Disclosure Letter;
(xii)    make any changes in financial accounting methods, principles, or practices, except as required by changes in GAAP or applicable Law;
(xiii)    except as required by applicable Law or the terms of a Benefit Plan in effect on the date of this Agreement, (A) increase the base wage or salary payable to, or any other components of compensation and benefits of, any current or former director, officer, employee, or individual independent contractor or consultant of any member of the Company Group, (B) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits to any current or former director, officer, employee, or individual independent contractor or consultant of any member of the Company Group, (C) grant or increase any retention, bonus, change of control, equity incentive or equity-based incentive, severance or termination payments or benefits to, or enter into or amend any employment, retention, bonus, change of control, equity incentive, equity-based incentive or severance or termination agreement with any current or former director, officer, employee, or individual independent contractor or consultant of any member of the Company Group, except with respect to cash bonuses not in excess of $75,000, individually, or $450,000, in the aggregate, in the ordinary course of business, (D) hire or terminate the employment or service arrangement of any director, officer, employee, or individual independent contractor or consultant, other than hires and terminations in the ordinary course of business consistent with past practice with respect to individuals with an annual base salary of less than $200,000 or terminations for cause, (E) establish, adopt, enter into, terminate, or amend any Benefit Plan (or plan, program, policy, or agreement that would be a Benefit Plan if in effect on the date of this Agreement), or (F) promote any employee of the Company Group, other than the promotion of non-executive employees with an annual base salary (whether before or after the promotion) not in excess of $250,000 in the ordinary course of business consistent with past practice;
(xiv)    enter into any new line of business outside of the existing business segments of the members of the Company Group;
(xv)    to the extent requiring payment by or to the Company Group in excess of $100,000 after Closing or requiring any continuing material obligations of the Company Group after Closing, settle or compromise any Action involving any amount to be paid by the Company Group, any criminal Action, any settlement or compromise involving an admission of guilt, or any Action involving the imposition of injunctive or equitable relief against any member of the Company Group;
(xvi)    (A) make, change, or revoke any Tax election, (B) adopt or change any method of Tax accounting or change any annual Tax accounting period, (C) file any amended Tax Return or claim a refund of an amount of Taxes, (D) prepare or file any Tax Return other than on a basis consistent with past practice (except as otherwise required by Law), (E) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) or other agreement with any Tax authority, (F) settle or compromise any Tax Proceeding, (G) surrender any right to claim a refund of Taxes, (H) seek any Tax ruling from any Governmental Authority, (I) grant any extension or waiver of the statute of limitations period applicable to any Tax Proceeding or for the collection of any Taxes, (J) initiate any voluntary disclosure, amnesty, or similar program with respect to Taxes, or (K) fail to timely file any Tax Return or timely pay any Taxes;
(xvii)    negotiate or enter into any new, or amend or otherwise modify or waive any provision under, or terminate any Collective Bargaining Agreement;
(xviii)    lease, license (other than non-exclusive licenses of Owned Intellectual Property granted by the Company in the ordinary course of business consistent with past practices), sublicense, pledge, sell, or otherwise dispose of, abandon, waive, relinquish, or fail to renew, permit to lapse, transfer, assign, encumber, or subject to any Lien (other than Permitted Liens) any material Owned Intellectual Property; or
(xix)    authorize any of, or commit or agree to take any of, the foregoing actions.
Section 6.2    Pre-Closing Access and Information. During the Pre-Closing Period, the Sellers and the Company shall, and shall cause the members of the Company Group to, solely in connection with the Transactions or to the extent relating to the preparations for the transition of ownership of the Company Group at the Closing, (a) afford to the Purchaser and the Purchaser’s Representatives reasonable access during normal business hours upon reasonable prior notice, to the officers, directors and other senior management-level personnel, books, and records of the Company Group as may be reasonably requested by the Purchaser, (b) furnish to the Purchaser and the Purchaser’s Representatives such information concerning the business, properties, contracts, personnel, books, and records, as may be reasonably requested from time to time by the Purchaser, and (c) provide such cooperation as may be reasonably requested by the Purchaser in order to facilitate the integration and transition of ownership of the Company Group’s business and operations at the Closing; provided that, in each case, any actions pursuant to this Section 6.2 shall not unreasonably interfere with the conduct of business or operations of the Company Group. Notwithstanding the foregoing, no Seller or member of the Company Group shall be required to provide access to or to disclose information the disclosure of or access to which that the Company reasonably believes (after conferring with counsel) is prohibited under applicable Law, Order or Contract or which would cause a Seller or any member of the Company Group to waive its attorney-client privilege or the application of attorney-work-product doctrine with respect to such information; provided, that such Seller or Company Group member shall use reasonable best efforts to seek to provide access to such information in a manner that does not violate such Law,

Order or Contract or result in such waiver, as applicable. Notwithstanding anything to the contrary herein, during the Pre-Closing Period, no Purchaser Party shall, and each Purchaser Party shall cause its Affiliates and Representatives not to, contact any officer director, manager, employee, independent contractor, client, customer, supplier, vendor or other business relation of any member of the Company Group with respect to the Transactions, in each case, without the prior written consent of the Company.
Section 6.3    Affiliate Agreements. At or prior to the Closing, the Sellers and the Company shall cause all Affiliate Agreements set forth in Section 6.3 of the Disclosure Letter to be terminated (such Affiliate Agreements, the “Terminated Affiliated Arrangements”) without any ongoing material obligation or liability of any party thereto; provided that contingent indemnification obligations under the Credit Agreements that expressly survive termination thereof shall survive in accordance with their terms.
Section 6.4    Third-Party Consents. The Sellers and the Company shall, and shall cause their respective Subsidiaries to, use commercially reasonable efforts to obtain as promptly as reasonably practicable after the date of this Agreement the consents of third parties and give notices to third parties as necessary in order to keep in effect and avoid the breach, violation of, termination of, or adverse change to, any Material Contract set forth in Section 4.4(a) of the Disclosure Letter to which any member of the Company Group is a party, and the Purchaser Parties shall use commercially reasonable efforts to cooperate with the Sellers and the Company in connection therewith. Notwithstanding the foregoing, following the date of this Agreement, in no event shall the Sellers, the Company, the Purchaser Parties, or any of their respective Affiliates be obligated to bear any expense or pay any fee or grant any concession in connection with obtaining any third-party consents as contemplated by this Section 6.4, except the payment of nominal administrative or similar fees or charges.
Section 6.5    Payoff Letters. The Company shall deliver to the Purchaser at least three (3) Business Days prior to the Closing a draft payoff letter in customary form and substance reasonably acceptable to the Purchaser and including a release of all obligations (including guarantees, but excluding any contingent indemnification obligations that are not then due and payable and that by their terms are to survive the termination of the instruments evidencing the underlying credit facilities) and all Liens related to each Company Payoff Indebtedness upon payment in full of the payoff amount stated therein, from the holders of the Company Payoff Indebtedness (or their agent or representative) (each, a “Payoff Letter”), which Payoff Letter shall provide for the holders of such Company Payoff Indebtedness to deliver, subject to the receipt of the applicable payoff amounts, all related Lien release documentation to the Company or its designees prior to or upon the Closing and payment of such Company Payoff Indebtedness; provided, that (i) in no event shall this Section 6.5 require the Company to cause any such termination or release other than substantially concurrently with the Closing and payment of such Company Payoff Indebtedness and (ii) all funds required to effect such repayment shall be provided by the Purchaser in accordance with Section 2.7(a)(viii).
Section 6.6    Exclusive Dealing. During the period from the date of this Agreement through the Closing or the earlier termination of this Agreement, the Sellers and the Company shall, and shall cause the Company Group and their respective Representatives not to, take any action to knowingly initiate, solicit, or engage in discussions or negotiations with, or knowingly provide any information to, or enter into any agreement with, any Person (other than the Purchaser Parties and their Representatives) concerning any Alternative Transaction. The Sellers and the Company shall, and shall cause the Company Group and their respective Representatives to, cease and cause to be terminated any existing discussions, communications, or negotiations with any Person (other than the Purchaser Parties and their Representatives) conducted heretofore with respect to any Alternative Transaction.
Section 6.7    Efforts to Consummate. Subject to the terms and conditions herein provided (including the limitations in Section 6.3, Section 6.4, Section 6.8 and this Section 6.7), from the date hereof until the earlier of the termination of this Agreement and the Closing Date, the Purchaser Parties, the Sellers, and the Company shall each use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper, or advisable to consummate and make effective as promptly as practicable the Transactions (including the satisfaction, but not waiver, of the Closing conditions set forth in Article VII); provided that, notwithstanding the forgoing, none of the Sellers or any Member of the Company Group shall be required to (a) expend money to remedy any breach of any representation or warranty hereunder, (b) commence any litigation, or (c) subject to compliance with Section 6.3, Section 6.4 or Section 6.8, obtain any consent required for the Transaction.
Section 6.8    Government Notification.
(a)    The Purchaser, the Company, and the Sellers shall (i) file with the United States Federal Trade Commission and the United States Department of Justice, as promptly as practicable, but in no event later than fifteen (15) Business Days following the execution and delivery of this Agreement, the notification and report form required for the Transactions and any supplemental information requested in connection therewith pursuant to the HSR Act and (ii) use its reasonable best efforts to obtain all necessary waivers, consents, orders, authorizations, and approvals and to effect all necessary registrations, declarations, filings, notices, petitions, statements, applications, and submissions (including under any applicable state securities or “blue sky” laws) and to remove any injunctions or other impediments or delays, legal or otherwise, in order to consummate and make effective the Transactions for the purpose of securing to the parties hereto the benefits contemplated by this Agreement. The Purchaser, the Company, and the Sellers shall furnish to each other’s counsel such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act or any other applicable Law. None of the Sellers, the Company, or the Purchaser or any of their respective Affiliates shall enter into any agreement with any Governmental Authority to extend any waiting period under the HSR Act without the prior written consent of the other parties (such consents shall not be unreasonably conditioned, delayed, or withheld).
(b)    The Sellers, the Company, and the Purchaser shall: (i) use their reasonable best efforts to promptly cause the expiration or termination of the applicable waiting period (and any extensions thereof) under the HSR Act for the consummation of this Agreement and the Transactions; (ii) keep each other apprised of the status of any substantive communications with, and any inquiries or requests for additional information that may be formally or informally requested by any Governmental Authority; and (iii) as promptly as practicable, supply any additional information and documentary materials that may be requested during the initial waiting period and, unless mutually agreed otherwise, certify substantial compliance with any requests for additional information and documentary materials that may be issued pursuant to the HSR Act or any other applicable Law. The Sellers, the Company, and the Purchaser agree to use their reasonable best efforts to avoid or eliminate each and every impediment under any Law that may be asserted by any Governmental Authority or any other Person so as to enable the parties to expeditiously close the Transactions; provided, however, nothing herein shall be deemed to require the Sellers, the Company, or any Purchaser Party to consent to any divestiture or other structural or conduct relief in order to obtain clearance from any Governmental Authority.
(c)    The parties shall, and shall instruct their respective counsel to, cooperate with each other and use reasonable best efforts to facilitate and expedite the identification and resolution of any issues arising under the HSR Act or any other applicable Law at the earliest practicable dates. Neither the Sellers, the Company, or Purchaser or their respective Representatives shall participate in any substantive meeting or discussion with any Governmental Authority with respect to any such filings, applications, investigation, or other inquiry without giving the other parties prior notice of the meeting or discussion and, to the extent permitted by the relevant Governmental Authority, the opportunity to attend and participate in such meeting or discussion (which, at the request of any party, shall be limited to outside antitrust counsel only). The Purchaser and the Company shall each approve the content of any material communications, presentations, white papers, or other written materials to be submitted to any Governmental Authority in advance of any such submission; provided that such materials may be redacted to (i) remove references to commercially or competitively sensitive information and (ii) address reasonable attorney-client privilege or confidentiality concerns.
(d)    Purchaser shall pay all filing or similar fees in connection with the filing required in connection with the Transactions under the HSR Act and any other Required Regulatory Approvals.
Section 6.9    FINRA Filing. The Purchaser shall (a) promptly following the execution and delivery of this Agreement, but in no event later than fifteen (15) Business Days following the date hereof, make, or cause to be made, a joint application to FINRA pursuant to FINRA Rule 1017 for approval of a change in ownership, control, or business operations of Lincoln LLC and MarshBerry Capital relating to the Purchaser’s acquisition of the Company (the “FINRA Filing”) and (b) use reasonable best efforts to prepare and submit applications for approval or notice filings required, if applicable, under applicable state securities laws with respect to a change in ownership or control of Lincoln LLC and MarshBerry Capital with respect to Governmental Authorities in the U.S. states that require such approvals or filings at or prior to the Closing (such states, the “BD Consent States”). The Purchaser shall provide the Company with a reasonable opportunity to review and provide comments on any draft materials and applications relating to the FINRA Filing, and any application for approval or notice filing with respect to the BD Consent States, if applicable, and the Purchaser shall consider in good faith the Company comments regarding such materials; provided that, the Company shall have the right to approve, not to be unreasonably withheld, in relation to those portions of the FINRA Filing that apply to MarshBerry Capital. The Company Group shall furnish to the Purchaser such necessary information and reasonable assistance as the Purchaser may reasonably request in connection with the preparation of the FINRA Filing. The Purchaser shall promptly apprise the Company of the occurrence and substance of each material communication (i) from or to FINRA or the SEC with respect to the FINRA

Approval and (ii) from or to any other relevant Governmental authority in relation to any application for approval or notice filing with respect to BD Consent States. Without the prior written consent of the Company, the Purchaser shall not, and shall not permit any of its Subsidiaries to, agree to any material restriction or condition imposed by FINRA in connection with the FINRA Approval. Each Party shall use its reasonable best efforts to obtain FINRA Approval with respect to the FINRA Filing. If the FINRA Approval is granted affirmatively pursuant to a FINRA determination made prior to Closing, the Purchaser shall promptly notify the Company in writing that the FINRA Approval has been so obtained and shall provide to the Company evidence that the FINRA Approval has been so obtained. The Purchaser shall pay all filing or similar fees in connection with the FINRA Filing.
Section 6.10    FCA Filing.
(a)    The UK Purchaser shall, and the Company shall cause MB International to, use all reasonable endeavors (so far as lies within their respective powers) and shall co-operate fully in all actions necessary to procure that the FCA Approval is satisfied as soon as practicable, and shall not take any action that could reasonably be expected to adversely affect the satisfaction of the FCA Approval. The UK Purchaser shall use all reasonable endeavors (so far as lies within its powers) to submit the change in control notification in respect of the FCA Approval to the FCA as soon as possible after the date of this Agreement.
(b)    The Company shall cause MB International to:
(i)    use all reasonable endeavors to ensure that the UK Purchaser is provided with any information or documents within IMAS’s possession or control as is reasonably required to enable the UK Purchaser to make the change in control notification to the FCA and to respond to any communications from the FCA in relation to such change in control notification; and
(ii)    ensure that IMAS, as soon as possible following the date of this Agreement, notifies the FCA in writing of the proposed acquisition and cessation of control in accordance with the requirements set out in Chapter 11 of the FCA’s Supervision Manual.
(c)    If at any time the Company, MB International or the UK Purchaser becomes aware of any event, circumstance or condition that would be reasonably likely to prevent the FCA Approval being satisfied it shall forthwith inform the other party.
(d)    Each party shall notify the other promptly upon it becoming aware that the FCA Approval has been satisfied.
(e)    Nothing in this Section 6.10 shall require the UK Purchaser to disclose confidential, commercially sensitive or legally privileged information regarding itself or its Representatives to another party, except to the extent necessary in order to ensure that the FCA Approval and any notifications required are satisfied, in which case such disclosure shall be on a confidential external counsel-to-counsel basis only or by way of disclosure directly to any competent governmental, administrative or supervisory authority.

Section 6.11    Cooperation with Debt Financing.
(a)    Cooperation. Prior to the earlier of Closing or the valid termination of this Agreement, the Company shall, and shall cause the members of the Company Group and its and their respective personnel and advisors to, use its and their commercially reasonable efforts to provide such assistance with the Debt Financing in respect of the Company Group as is reasonably requested by the Purchaser, including, but not limited to:
(i)    delivery to the Purchaser of (A) the Debt Financing Deliverables and (B) the Company Group Financial Statements;
(ii)    participation, including by officers of appropriate seniority and experience, in and assistance with the preparation, negotiation, execution, and delivery of the Debt Financing Documents;
(iii)    participation, including by officers of appropriate seniority and experience, in and assistance with the preparation of customary and appropriate marketing materials reasonably required in connection with the Debt Financing;
(iv)    taking such actions as may be required or reasonably requested by the Purchaser in connection with the repayment of the Company Payoff Indebtedness, including the delivery of any applicable notices of repayment;
(v)    delivery at least three (3) Business Days prior to the Closing Date of all Debt KYC Deliverables, to the extent requested by the Purchaser in writing at least eight (8) Business Days prior to the Closing Date; and
(vi)    taking such actions as are reasonably requested by the Purchaser to facilitate the satisfaction on a timely basis of all conditions precedent to obtaining the Debt Financing that are within its reasonable control, including to facilitate the perfection or pledging of collateral (in each case effective as of and not prior to the Closing), including with respect to delivery of original copies of certificated securities.
Notwithstanding the foregoing, neither the Company nor any other member of the Company Group nor their respective personnel and advisors:
(A)    other than any customary authorization letters regarding the Company Group, shall be required to approve, execute, or deliver any Debt Financing Document or take any other corporate or similar action in respect of the Debt Financing that, in each case, is not effective or conditioned, as applicable, upon the Closing (and solely to the extent approved, executed, and delivered by those officers and directors of the Company Group who shall continue to act in such capacities following the Closing);
(B)    shall be required to incur any expense, liability or obligation (including any indemnification obligation) in connection with the Debt Financing that is not contingent on the Closing, or pay or reimburse any commitment or other fee or expense in connection with the Debt Financing prior to the Closing;

(C)    shall be required to take any action other than at the Purchaser’s request;
(D)    shall be required to take any action that would conflict with, violate, or result in a breach of or default under its organizational documents, this Agreement, or any other material Contract or Law to which it or its property is bound;
(E)    shall be required to take any action that could subject any director, manager, officer, or employee of the Company Group to any actual or potential personal liability;
(F)    shall be required to provide access to or disclose information that the Company determines in good faith (after consultation with counsel) would jeopardize any attorney client privilege of, or conflict with any confidentiality requirements applicable to, the Company or any of its Subsidiaries;
(G)    shall be required to take any action that it determines in good faith would unreasonably interfere with the ongoing commercial operations of the Company and its Subsidiaries;
(H)    shall be required to deliver or cause the delivery of any legal opinions or accountants’ comfort letters or reliance letters in connection with the Debt Financing; or
(I)    shall be required to (i) provide any post-Closing or pro forma financial information or adjustments desired to be incorporated into any information used in connection with the Debt Financing (including any synergies or cost savings), any projections or other forward-looking statements relating to all or any component of the Debt Financing, or any pro forma capitalization table, or (ii) prepare or deliver any description of all or any component of the Debt Financing, or any financial statements that are not available to it and prepared in the ordinary course of its financial reporting practice.
(b)    Expense Reimbursement. The Company’s cooperation with the Debt Financing pursuant to this Section 6.11 shall be at the Purchaser’s sole cost and expense. Upon request by the Company, whether or not Closing occurs, following the earlier of the Closing Date or the termination of this Agreement pursuant to its terms, the Purchaser shall promptly reimburse the Company and its Subsidiaries, as applicable, for all reasonable and reasonably documented out-of-pocket fees, costs and expenses incurred by them in connection with their cooperation with the Debt Financing pursuant to this Section 6.11.
(c)    Indemnification. Whether or not Closing occurs, the Purchaser Parties shall, jointly and severally, indemnify and hold harmless the Sellers, the Company, its Subsidiaries, their Affiliates and their respective Representatives, from and against any and all liabilities or losses suffered or incurred by them in connection with the arrangement of the Debt Financing and any other financing that the Purchaser Parties may raise in connection with the transactions contemplated hereby, any cooperation provided pursuant to this Section 6.11, and any information utilized in connection therewith, except to the extent resulting from the gross negligence, fraud, or willful misconduct of the Company or any of its Affiliates or Representatives or arising from incorrect or misleading information provided by the Company or any of its Affiliates.
(d)    Use of Logos. The Company hereby consents to the reasonable use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided, that, such logos shall be used solely in a manner that is reasonable and customary for such purpose, is not intended to nor reasonably likely to harm, disparage, or otherwise adversely affect the Company or its Subsidiaries or its or their reputation or goodwill or its or their intellectual property, and does not violate any Contract to which such Person is a party or by which it is bound.
(e)    Sharing of Information. Notwithstanding any other provision set forth herein or in any other agreement between any Purchaser Party (or any of its Affiliates) and Company (or any of its Affiliates), none of the Purchaser Parties may share non-public or confidential information regarding the Company, its Subsidiaries, and their respective businesses with the Debt Financing Sources, and that the Purchaser, its Affiliates, and the Debt Financing Sources may share such information with potential debt investors in connection with any marketing efforts in connection with the Debt Financing; provided, that, the recipients of such information enter into to customary (including “click through”) confidentiality arrangements with the Purchaser.
(f)    Effect on Condition to the Purchaser Parties’ Obligations. Notwithstanding anything to the contrary in this Agreement, the condition set forth in Section 8.2(b), as it applies to the Sellers’ and the Company’s obligations under this Section 6.11, shall be deemed satisfied unless (i) the Company has knowingly and willfully failed to satisfy its obligations in any material respect under this Section 6.11, (ii) the Purchaser has notified the Company of such failure in writing a reasonably sufficient amount of time prior to the Closing to afford the Company with a reasonable opportunity to cure such failure, and (iii) such failure has been the primary cause of the Purchaser Parties’ failure to receive the proceeds of the Debt Financing.
(g)    Financing Not a Condition. The Purchaser Parties acknowledge and agree that the receipt or availability of any funds or financing (including the obtaining the Debt Financing or any Debt Replacement Financing) is not a condition to their obligations under this Agreement. If any funds or financing (including the Debt Financing or any Debt Replacement Financing) has not been obtained, the Purchaser Parties shall continue to be obligated, until such time as the Agreement is terminated in accordance with its terms and subject to the waiver or fulfillment of the conditions set forth herein, to complete the transactions contemplated by this Agreement.
Section 6.12    Purchaser’s Debt Financing Efforts.
(a)    The Purchaser agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary or advisable to arrange the Debt Financing as promptly as practicable following the date of this Agreement and to consummate the Debt Financing on the Closing Date. Such actions shall include, but not be limited to, the following:
(i)    (A) maintaining in effect the Debt Commitment Letter and (B) not (x) cancelling any commitments under the Debt Commitment Letter or (y) reducing the commitments under the Debt Commitment Letter unless the aggregate amount of the Debt Financing following such reduction, together with cash on hand at the Purchaser, is sufficient to fund the Required Amounts at the Closing; provided that the Purchaser may replace or amend the Debt Commitment Letter as set forth in clause (b) below;
(ii)    negotiating, executing, and delivering Debt Financing Documents that reflect (A) the terms contained in the Debt Commitment Letter or (B) such other terms as may be acceptable to both the Purchaser and the applicable Debt Financing Sources; provided that such other terms do not contain any Prohibited Modification (as defined below);
(iii)    satisfying on a timely basis (or seeking a waiver of) all Financing Conditions set forth in the Debt Commitment Letter that are within the Purchaser’s or any of its Subsidiaries’ control;
(iv)    paying all commitment or other fees and amounts that become due and payable under or with respect to the Debt Commitment Letter as they become due and payable;
(v)    drawing the full amount of the Debt Financing, in the event that the Financing Conditions set forth in the Debt Commitment Letter been satisfied or, upon funding, would be satisfied;
(vi)    upon the request of the Company, the Purchaser will confirm (A) with its financing sources their intent and ability to perform, and the availability of the Debt Financing, under the Debt Commitment Letter, subject only to satisfaction or waiver of the Financing Conditions, and (B) that neither it nor its financing sources are aware of any event or condition that could reasonably be expected to result in the failure of a Financing Condition; and
(vii)    enforcing its rights under or with respect to the Debt Financing;
(b)    The Purchaser shall not, without the prior written consent of the Company, agree to, or permit, any amendment, restatement, replacement, supplement, or other modification of, or waiver or consent under, the Debt Commitment Letter or other documentation relating to the Debt Financing that (individually or in the aggregate) would:
(i)    reasonably be expected to adversely affect the Purchaser’s ability to consummate the transactions contemplated to occur under this Agreement on the Closing Date;
(ii)    reduce the aggregate amount of the Debt Financing unless the Purchaser has sufficient cash on hand in an amount equal to such reduction and otherwise sufficient to pay the Required Amounts;
(iii)    impose new or additional conditions or expand upon (or amend or modify in any manner) the conditions precedent to the Debt Financing from those conditions set forth in the Debt Commitment Letter as of the date hereof,

(iv)    adversely affect the ability of the Purchaser to enforce its rights against the other parties to the Debt Commitment Letter, the Debt Fee Letter or any Debt Financing Document; or
(v)    reasonably be expected to prevent, delay, impede, or impair the Closing (each of the foregoing, a “Prohibited Modification”).
The Purchaser shall promptly deliver to the Company copies of any such amendment, restatement, amendment and restatement, replacement, supplement, modification, waiver, or consent. Notwithstanding the foregoing, the Purchaser may amend or replace the Debt Commitment Letter as contemplated therein as of the date hereof to add lenders, lead arrangers, bookrunners, agents, or similar entities that have not executed the Debt Commitment Letter as of the date hereof.
(c)    The Purchaser shall consult with and provide to the Company, upon reasonable request, copies of all agreements and other documents relating to the Debt Financing and shall keep the Company reasonably informed on a current basis and in reasonable detail of material developments in respect of the Debt Financing. Without limiting the foregoing, the Purchaser shall give the Company prompt written notice of any Debt Financing Failure Event of which the Purchaser or its Affiliates becomes aware. As soon as reasonably practicable, the Purchaser shall provide any information reasonably requested by the Company relating to any Debt Financing Failure Event; provided, that providing such information will not violate any applicable privilege or confidentiality obligation.
(d)    If any of the Debt Financing Failure Events described in clauses (a) through (c) of the definition thereof occurs, the Purchaser shall use its commercially reasonable efforts, promptly and in consultation with the Company, to (i) arrange for alternative debt financing (“Debt Replacement Financing”), including from alternative sources, in an amount that when added with other available funds would be sufficient to pay the Required Amounts, and (ii) obtain a new financing commitment letter that provides for such Debt Replacement Financing and which shall not include any Prohibited Modification. The Purchaser shall not be obligated (i) to procure Debt Replacement Financing on terms and conditions (including structure, covenants, and pricing) that are, taken as a whole, materially less favorable than the terms and conditions of the Debt Financing described in the Debt Commitment Letter (including any flex provisions in the Debt Fee Letter) as determined by the Purchaser in good faith or (ii) to obtain any Debt Replacement Financing from financing sources that are not reasonably acceptable to the Purchaser or its Affiliates. The Purchaser shall deliver to the Company true, correct, and complete copies of all contracts or other arrangements pursuant to which any alternative source shall have committed to provide any portion of the Debt Replacement Financing (provided that any fee letters in connection therewith may be redacted in a manner consistent with the Debt Fee Letter provided as of the date hereof). The provisions of this Section 6.12 shall be applicable to the Debt Replacement Financing, and all references to the Debt Financing shall be deemed to include such Debt Replacement Financing and all references to the Debt Commitment Letter and Debt Financing Documents shall include the applicable documents for the Debt Replacement Financing.
(e)    Notwithstanding anything to the contrary, nothing in this Section 6.12 shall require (i) the incurrence of any debt financing other than the Debt Financing or any Debt Replacement Financing or (ii) the payment of fees in connection with the Debt Financing in excess of the amounts contemplated by the Debt Commitment Letter. The foregoing notwithstanding, compliance by the Purchaser with this Section 6.12 shall not relieve the Purchaser of its obligation to consummate the Closing and the other transactions contemplated by this Agreement whether or not the Debt Financing or any Debt Replacement Financing is available.
ARTICLE VII.
ADDITIONAL AGREEMENTS
Section 7.1    Notification of Certain Matters. During the Pre Closing Period, the Sellers and the Company, on the one hand, and the Purchaser Parties, on the other hand, shall give prompt notice to the other upon becoming aware of (a) any written notices, complaints, investigations, or hearings (or communications indicating that the same may be contemplated) of any Governmental Authorities with respect to the Transactions, (b) any written notices or other written communications from any third Persons alleging that the consent of such Person is or may be required with respect to the Transactions, (c) the institution of any material Action involving any member of the Company Group relating to the Transactions or (d) any breach or inaccuracy of any of the representations, warranties, covenants, or agreements made by them in this Agreement to the extent such breach or inaccuracy has or would reasonably be expected to result in a failure of the conditions set forth in Section 8.2 or Section 8.3, respectively.
Section 7.2    Public Announcements. No press release or public announcement related to this Agreement or the Transactions, or, prior to the Closing, any other announcement or communication related to the Transaction to the clients or vendors of the Company Group, shall be issued or made by any Party or any Affiliate thereof without the joint approval of the Purchaser and the Company, except (a) that the Purchaser and its Affiliates, on the one hand, and Sellers and the Company Group, on the other hand, shall be permitted to make announcements from time to time to the respective employees, clients, vendors, and other business relations of as may be reasonably determined to be necessary to comply with applicable Law or the requirements of any Contract, (b) that nothing contained in this Section 7.2 shall limit or restrict the right of the Sellers, the Company, the Purchaser, or any of their respective Affiliates in respect of any Action that may arise or be commenced between the Sellers or the Company, on the one hand, and the Purchaser or any Affiliate thereof, on the other hand, with respect to the Transactions, and (c) the Purchaser Parties and their respective Affiliates, on the one hand, and the Sellers, on the other hand, shall be permitted to make announcements from time to time to direct or indirect equityholders, or other potential or actual investors (including any investment fund managed or advised by a direct or indirect equityholder) for marketing, fundraising, informational reporting, or regulatory purposes (in each case, subject to customary confidentiality restrictions); provided that, with respect to any disclosure pursuant to the foregoing clauses (a) or (c), each Party shall provide the other Parties with the proposed form of such disclosure in advance and shall consider in good faith any proposed changes to such disclosure; provided, further, that, if any such disclosure is, upon the advice of counsel, required by applicable Law, the Party making such disclosure shall provide as much advance notice to the other Parties as is reasonably practicable and shall cooperate with the other Parties to limit such disclosure (including by seeking a protective order or other appropriate remedy).

Section 7.3    Confidentiality. In further consideration for the payment of the Transaction Consideration and in order to protect the value of the Purchased Interests purchased by the Purchaser (including the goodwill inherent in the Company and each member of the Company Group as of the Closing), upon the Closing of the Transactions, the Sellers agree as a direct or indirect owner of Company Units, or an employee, officer, or director of the Company (as applicable), the Sellers had access to and contributed to information and materials of a highly sensitive nature (including Confidential Information) of the Company, its current and future, direct and indirect, Subsidiaries, parent (including, without limitation, the Purchaser), and related entities. Each Seller agrees that unless such Seller first secures the written consent of an authorized representative of the Purchaser, during the period from Closing until the date that is the 5 year anniversary of Closing, such Seller shall not disclose to others, any Confidential Information, except (a) to the extent such disclosure is required by Law or any Order (in which event such Seller shall, to the extent practicable, inform the Purchaser in advance of any such required disclosure, shall cooperate with the Purchaser as reasonably requested by purchaser in obtaining a protective order or other protection in respect of such required disclosure, and shall limit such disclosure to the extent reasonably possible while still complying with such requirements), (b) to such Seller, its Affiliates, its direct and indirect equityholders and their respective accountants, legal, and other advisors and representatives who need to know such Confidential Information in connection with Tax reporting, their direct or indirect ownership of the Company Units and Purchaser Units, or the Transactions or for informational reporting or regulatory purposes (in each case, subject to customary confidentiality restrictions), or (c) following the Closing, to the extent required in the performance of such Seller’s duties to the Purchaser and its Subsidiaries (including, from and after the Closing, the Company Group). The Sellers shall use the same level of care that they use to protect their own confidential information (but, in no event, less than reasonable care) to safeguard Confidential Information and to protect it against disclosure.
Section 7.4    Further Assurances. Subject to the terms and conditions of this Agreement, each Party agrees to execute such documents and other papers and use commercially reasonable efforts to take or cause to be taken all action and to perform or cause to be performed all things and acts reasonably necessary, proper, or advisable to carry out the provisions of this Agreement and to consummate the Transactions. No document executed pursuant to this Section 7.4 shall be deemed to expand or limit the rights and obligations of the parties hereto beyond those provided in this Agreement or provide for any additional rights or obligations of the parties hereto that are not provided for in this Agreement. In the event of any conflict between the terms of any such documents and this Agreement, the terms of this Agreement shall control.
Section 7.5    R&W Insurance Policy. The Purchaser Parties will pay, bear the cost and be responsible for all premiums, costs, payments, fees (including underwriter fees), or expenses incurred in connection with binding and issuing the R&W Insurance Policy and, promptly following the execution of this Agreement, the Purchaser Parties will pay the required deposit fee and all other payments or fees and take all necessary actions to bind coverage under the R&W Insurance Policy. Purchaser will comply in all material respects with all of its obligations under the R&W Insurance Policy necessary to the binding and maintaining of the R&W Insurance Policy. The R&W Insurance Policy shall provide that Euclid Transactional, LLC (the “R&W Insurer”) shall have no rights of subrogation against the Company Group, nor against any officer, director, member, employee, or agent of the Company Group and the R&W Insurer has waived any and all such rights of subrogation, except in the case of Fraud, and then only with respect to the actual individual or entity committing such Fraud. For the avoidance of doubt, the Purchaser Parties acknowledge and agree that the obtaining of the R&W Insurance Policy is not a condition to the Closing and the Purchaser Parties shall remain obligated, subject only to the satisfaction or waiver of the conditions set forth in Article VIII of this Agreement, to consummate the Transactions.
Section 7.6    Indemnification and Insurance.
(a)    The Purchaser Parties agree that the indemnification obligations set forth in the Company’s and each of its Subsidiary’s Organizational Documents as in effect as of the date hereof shall survive the Closing and shall not be amended, repealed, or otherwise modified for a period of six (6) years after the Closing in any manner that would adversely affect the rights thereunder of any Person who on or prior to the Closing is or was a director, manager or officer (“D&O Indemnified Person”) of any member of the Company Group.
(b)    The Company shall obtain (at the Company’s cost), at or prior to the Closing, a prepaid insurance and indemnification policy (i.e., tail coverage) (“D&O Tail Policy”) with a term of six (6) years covering each Person covered by the current policies of the directors’ and officers’ liability insurance maintained by the Company and each of its Subsidiary that provides coverage for matters occurring prior to the Closing that is no less favorable than the Company’s or such Subsidiary’s existing policy (true and complete copies, which have been previously provided to the Purchaser Parties) or, if substantially equivalent insurance coverage is unavailable, the best available coverage.
(c)    The provisions of this Section 7.6 are intended for the benefit of, and will be enforceable by, each D&O Indemnified Person and such D&O Indemnified person’s heirs and representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have had by Law, contract or otherwise.
Section 7.7    Releases.
(a)    Effective as of the Closing, each Seller, on behalf of itself and its former, current, and future equityholders, controlling persons, directors, officers, employees, agents, representatives, Affiliates, members, managers, general or limited partners, successors, or assigns (or any former, current, or future equityholder, controlling person, director, officer, employee, agent, representative, Affiliate, member, manager, general or limited partner, successor, or assign of any of the foregoing), hereby fully and unconditionally releases, acquits, and forever discharges each member of the Company Group, the Purchaser Parties, and each of their respective former, current, and future equityholders, controlling persons, directors, officers, employees, agents, representatives, Affiliates, members, managers, general or limited partners, successors, or assigns (or any former, current, or future equityholder, controlling person, director, officer, employee, agent, representative, Affiliate, member, manager, general or limited partner, successor, or assign of any of the foregoing) from any and all manner of actions, causes of actions, claims, obligations, demands, damages, costs, expenses, compensation, or other relief, whether known or unknown, whether at law or in equity, arising out of or relating to, or accruing from such Seller’s ownership of the Company Group prior to the Closing, in each case, except (a) in respect of Fraud, (b) to the extent arising out of or related to this Agreement or the other Transaction Documents, including the Employment Agreements and the MarshBerry Holding Company, LLC Post Change-In-

Control Special Phantom Award Plan, (c) for any rights under the exculpation or indemnification (including the advancement of expenses) provisions in the Organizational Documents of a member of the Company Group, (d) for any rights under the directors’ and officers’ liability insurance maintained by any member of the Company Group, (e) for any rights for unemployment compensation or any state disability insurance benefits pursuant to the terms of applicable state law or any rights under COBRA, (f) for any rights for accrued and unpaid compensation or employee benefits from any member of the Company Group, (g) for any rights to reimbursement for business expenses incurred and documented in accordance with the policies of the Company as currently in effect, and (h) for any rights with respect to contingent obligations under the Credit Agreements.
(b)    Effective as of the Closing, each Purchaser Party, on behalf of itself and its former, current, and future equityholders, controlling persons, directors, officers, employees, agents, representatives, Affiliates, members, managers, general or limited partners, successors, or assigns (or any former, current, or future equityholder, controlling person, director, officer, employee, agent, representative, Affiliate, member, manager, general or limited partner, successor, or assign of any of the foregoing), hereby fully and unconditionally releases, acquits, and forever discharges each Seller and each of their respective former, current, and future equityholders, controlling persons, directors, officers, employees, agents, representatives, Affiliates, members, managers, general or limited partners, successors, or assigns (or any former, current, or future equityholder, controlling person, director, officer, employee, agent, representative, Affiliate, member, manager, general or limited partner, successor, or assign of any of the foregoing) from any and all manner of actions, causes of actions, claims, obligations, demands, damages, costs, expenses, compensation, or other relief, whether known or unknown, whether at law or in equity, arising out of or relating to, or accruing from the operation of and such Seller’s ownership of the Company Group and their businesses prior to the Closing, in each case, except (a) in respect of any claim by Purchaser based on Fraud by such Seller in each case subject to the limitations contained herein and (b) pursuant to the terms of this Agreement or the other Transaction Documents in each case subject to the limitations contained herein and therein.
Section 7.8    Employee Matters.
(a)    For a period of 12 months following the Closing Date, Purchaser shall, or shall cause the Company Group to, provide to Company Group Employees as of immediately prior to the Closing who continue to be employed by Purchaser or any Affiliate thereof (the “Continuing Employees”) on an employee-by-employee basis, (i) base salaries or hourly wage levels and incentive compensation opportunities no less favorable than the base salaries or hourly wage levels and incentive compensation opportunities provided to the applicable Continuing Employee immediately prior to Closing and (ii) employee welfare and retirement benefits (excluding equity and equity-based compensation plans, non-qualified deferred compensation plans, retention, change in control or, transaction bonus payments and defined benefit pension plans), vacation benefits, and severance benefits which are no less favorable in the aggregate than the benefits provided to the Continuing Employees immediately prior to the Closing (disregarding any termination of the Company 401(k) Plan pursuant to Section 7.8(c), if applicable). Additionally, until all benefits payable under the MarshBerry Holding Company, LLC Post Change-In-Control Special Phantom Award Plan have been satisfied, Purchaser shall, following the Closing Date, continue to sponsor, and as applicable administer, such plan according to its plan terms (as in effect as of Closing Date).
(b)    For purposes of eligibility and vesting (but not benefit accrual other than severance and vacation) under the Benefit Plans of Purchaser provided to the Continuing Employees following the Closing Date (the “Purchaser Plans”), Purchaser shall, or shall cause the Company Group to, credit each Continuing Employee with his or her years of service with the Company, the Subsidiaries and any predecessor entities, to the same extent as such Continuing Employee was entitled immediately prior to the Closing to credit for such service under any similar Benefit Plan. Purchaser shall also use commercially reasonable efforts to credit such Company Group Employees for any deductibles and out-of-pocket expenses paid under the Sellers’ Benefit Plans in the year in which the Closing occurs.
(c)    Upon reasonable advanced written request by Purchaser to be provided no later than ten (10) Business Days after the date hereof, no later than five (5) Business Days prior to the Closing, the Company Group shall adopt resolutions effecting the termination of any Benefit Plan that is a 401(k) plan (each, a “Company 401(k) Plan”), with the termination of the Company 401(k) Plans effective not later than the day immediately preceding the Closing Date and contingent on the occurrence of the Closing. The Company Group shall provide the form of resolutions for the foregoing to Purchaser for its review and approval not less than five (5) Business Days prior to such adoption, which approval shall not be unreasonably withheld or delayed. In the event the Company 401(k) Plan is terminated pursuant to the foregoing, Purchaser shall cause Company to timely make any amendments required for changes in Law through the termination date to the Company 401(k) Plan and each Continuing Employee shall be given the opportunity to receive a distribution of his or her account balance under the Company 401(k) Plan and shall be given the opportunity to elect a direct rollover of such account balance, including the rollover of any outstanding plan loans, to the Purchaser’s 401(k) Plan, subject to and in accordance with the provisions of such plan and applicable Law. Company and Purchaser shall cooperate in order to facilitate any such distribution or rollover and to affect an eligible rollover distribution for those Continuing Employees who elect to rollover their account balances directly to Purchaser’s 401(k) Plan.
(d)    Reasonably promptly following the date hereof, the Company shall provide Purchaser a complete and accurate list of the grant date for each issued and outstanding award under the MarshBerry Holding Company, LLC Officer and Director Equity Plan.
(e)    The provisions of this Section 7.8 are for the sole benefit of the Parties and except as required by Law, nothing herein, expressed or implied, is intended or shall be construed to (i) constitute an employment agreement, (ii) confer upon or give to any Person, other than the Parties and their respective permitted successors and assigns, any legal or equitable or other rights or remedies with respect to the matters provided for in this Section 7.8 under or by reason of any provision of this Agreement, or (iii) prohibit Purchaser (or any of its Subsidiaries) from terminating the employment of any Company Group Employee following the Closing Date. Without limiting the foregoing, in no event shall any Company Group Employee be deemed to be a third party beneficiary, or otherwise entitled to enforce, any provision of this Agreement. Further, without limiting the generality of this Section 7.8, nothing in this Agreement is intended to or shall be treated as an amendment to, or be construed as amending, any Benefit Plan, benefit plan of

Purchaser, or other benefit plan, program or agreement sponsored, maintained or contributed to by any Seller, any member of the Company Group, Purchaser or any of their respective Affiliates.
Section 7.9    Section 280G. Prior to the Closing Date, with respect to any payment or benefit that may become due in connection with the transactions contemplated by this Agreement (including, without limitation, upon the occurrence of an event after the Closing Date), the Company shall, or shall cause the appropriate entity to, deliver to its equityholders entitled to vote a written disclosure statement that satisfies the stockholder approval requirements of Section 280G(b)(5)(B) of the Code, soliciting the consent of its equityholders for the payments and benefits due in connection with the transactions contemplated hereby, such that, if approved by the requisite majority of the shareholders, such payments and benefits shall not be deemed to be “parachute payments” (within the meaning of Section 280G(b)(2)(A) of the Code and the Treasury Regulations). To the extent required, prior to soliciting the consent of its equityholders, the Company shall, or shall cause the appropriate entity to, take commercially reasonable steps to, obtain from each “disqualified individual” (within the meaning of Section 280G(c) of the Code and the regulations thereunder) who has the right (even if contingent) to receive any “parachute payments”, a written agreement waiving such disqualified individual’s rights to some or all of such payments and/or benefits and accepting in substitution therefor the right to receive such payments only if approved by the equityholders of the Company in a manner that complies with Section 280G(b)(5)(B) of the Code and the Treasury Regulations, so that any remaining payments and/or benefits will not be deemed to be “excess parachute payments” (within the meaning of Section 280G of the Code and the Treasury Regulations) (such payments and/or benefits, solely to the extent waived, the “280G Waived Benefits”). If any of the 280G Waived Benefits fail to be approved as contemplated above, such 280G Waived Benefits will not be retained by or made or provided to the “disqualified individual.” To the extent applicable, prior to the Closing Date, the Company shall deliver to the Purchaser evidence reasonably acceptable to the Purchaser that a vote of the applicable entity’s equityholders was solicited in accordance with the foregoing provisions of this Section 7.9 and in conformance with Section 280G of the Code, and that either (a) the requisite number of votes of the applicable equityholders were obtained with respect to the 280G Waived Benefits (the “280G Approval”), or (b) the 280G Approval was not obtained, and, as a result, no 280G Waived Benefits will be retained, made or provided, as applicable. In addition, the Company shall, no less than ten (10) days prior to the Closing, deliver to the Purchaser, prior to seeking waivers or the 280G Approval, drafts of such all such waivers, 280G Approval materials and the related analysis (including any underlying calculations and analysis and such 280G Approval materials shall include the addition of any compensation arrangements being entered into by, or at the direction of, the Purchaser, provided the Purchaser has given the Company the information with respect to such Purchaser compensation arrangements needed to be included in the 280G Approval materials and all other information regarding such compensation arrangements as may be required to be taken into account under Section 280G of the Code by no later than fifteen (15) days prior to the Closing Date) for the Purchaser’s review and approval, which approval shall not be unreasonably withheld or delayed.
Section 7.10    Retention Agreements; Employee Restrictive Covenant Agreements. As promptly as practicable following the date hereof, each of the Purchaser and the Company shall cooperate and deliver, or cause to be delivered, (a) to each of the individuals set forth on Section 1.1(a) to the Disclosure Letter under the heading “Retention Parties” a Retention Agreement and (b) to each Restricted Party an Employee Restricted Covenant Agreement. The Company shall cooperate and use commercially reasonable efforts to cause a duly executed copy of each Retention Agreement and each Employee Restrictive Covenant Agreement to be delivered by the applicable individual prior to the Closing Date.
Section 7.11    Contingent Payment Difference. Within fifteen (15) Business Days following the final and binding determination of all deferred contingent payment amounts under the FirstChoice Purchase Agreement, the Purchaser shall pay to the Sellers and, following execution of the Distribution Agreements, each Specified Holder, Other Holder and Cashed Out Holder, as applicable (but subject to Section 2.12), by wire transfer of immediately available funds, an amount in cash (if any) equal to the Contingent Payment Difference.
Section 7.12    FCAA Indemnity & RWI Payments. There is a pending claim (the “2022 RWI Policy Claim”) under the Buyer-Side Representations and Warranties Insurance Policy dated August 1, 2022 (the “2022 RWI Policy”) that was issued by Travelers Excess and Surplus Lines Company (“Travelers”) in connection with the FirstChoice Purchase Agreement. From and after the Closing, the Purchaser shall, and shall cause the Company to, continue to pursue such 2022 RWI Policy Claim in the ordinary course of business and consistent with the diligence with which it was pursued by the Company prior to the Closing Date; provided that, Purchaser shall not be required to commence any litigation, arbitration or other formal legal proceeding with respect to the 2022 RWI Policy Claim. Within fifteen (15) Business Days following receipt of any indemnity payment amounts under the FirstChoice Purchase Agreement or any amounts recovered under the 2022 RWI Policy (collectively, net of any out-of-pocket costs incurred by Purchaser or its Affiliates in connection with the collection of any such amounts, the “Paid Indemnity / RWI Payment Amount”), the Purchaser shall pay to the Sellers (but subject to Section 2.12), by wire transfer of immediately available funds, in cash amount equal to the Paid Indemnity / RWI Payment Amount.
Section 7.13    Holdco Sellers Reorganization. Prior to the Closing, each Holdco Seller shall, and shall use commercially reasonable efforts to cause its respective equityholders to, effect or cause and take all such actions as are required of such Holdco Seller (and, in the case of the equityholders, such equityholder) so that, prior to the Closing, the Holdco Sellers Reorganization shall have been completed. In connection with the completion of the Holdco Sellers Reorganization, prior to the Closing, each Specified Holder shall (a) execute a limited joinder to this Agreement (each a “Limited Joinder”) pursuant to which each Specified Holder shall become a party to this Agreement solely in regard to the rights of the Specified Holder’s identified herein and for the purposes expressly identified in Article III and Section 11.18 and (b) execute a joinder to the Earnout Agreement pursuant to which each Specified Holder shall become a party to the Earnout Agreement as a “Seller” thereunder.
ARTICLE VIII.
CONDITIONS
Section 8.1    Conditions to Obligations of Each Party. The respective obligations of each Party to complete the Closing shall be subject to the satisfaction at, or prior to and as of, the Closing of the following conditions, any or all of which may be waived in writing by the Parties to the extent permitted by applicable Law:

(a)    No Orders. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Order, which is in effect and which has the effect of making the Transactions illegal or otherwise prohibiting consummation of the Transactions.
(b)    Required Regulatory Approvals. (i) The applicable waiting period, together with any extensions thereof, under the HSR Act shall have expired or been terminated; (ii) the FCA Approval shall be been obtained; and (iii) the FINRA Approval shall have been obtained.
Section 8.2    Additional Conditions to Obligations of the Purchaser Parties. The obligations of the Purchaser Parties to complete the Closing are also subject to the satisfaction as of the Closing of each of the following conditions, any or all of which may be waived in writing by the Purchaser to the extent permitted by applicable Law:
(a)    Representations and Warranties. Each of the representations and warranties of the Company, and each Seller:
(i)    set forth in Section 3.1, Section 3.3, Section 3.5, the first sentence of Section 4.1, Section 4.2, Section 4.3, Section 4.5 and Section 4.25 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date (except to the extent such representations and warranties address matters as of particular dates, in which case, such representations and warranties shall be true and correct in all material respects on and as of such dates); and
(ii)    otherwise set forth in Article III or Article IV without regard to any qualifications relating to materiality, Company Material Adverse Effect, or similar phrases, shall be true and correct in all respects on and as of the date of this Agreement and on and as of the Closing Date (except to the extent such representations and warranties address matters as of particular dates, in which case, such representations and warranties shall be true and correct in all respects on and as of such dates), in each case, except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, does not constitute a Company Material Adverse Effect.
(b)    Covenants and Agreements of the Company and the Sellers. The Company and the Sellers shall have performed or complied in all material respects with all of their covenants and agreements required by this Agreement to be performed or complied with by them prior to the Closing.
(c)    No Company Material Adverse Effect. Since the date of this Agreement, there shall not have been any Company Material Adverse Effect.
(d)    Employment Agreements. No Employment Agreement or Employee Restrictive Covenant Agreement of John Wepler or Phil Trem shall have been terminated, rescinded, repudiated, or otherwise cancelled by John Wepler or Phil Trem and each of John Wepler and Phil Trem shall be employed by the Company Group on a full-time basis as of the Closing Date; provided that, for the avoidance of doubt, each of John Wepler and Phil Trem shall be considered to be employed on a full-time basis to the extent John Wepler or Phil Trem, as applicable, is on short-term disability or other bona fide medical leave on the Closing Date in accordance with the Company’s group health and welfare policies in effect as of the date hereof.
(e)    Holdco Sellers Reorganization. The Holdco Sellers Reorganization shall have been consummated or will be consummated immediately prior to the Closing.
Section 8.3    Additional Conditions to Obligations of the Sellers. The obligations of the Sellers to complete the Closing are also subject to the satisfaction at, or prior to and as of, the Closing of each of the following conditions, any or all of which may be waived in writing by each Seller to the extent permitted by applicable Law:
(a)    Representations and Warranties. Each of the representations and warranties of each of the Purchaser Parties:
(i)    Set forth in Section 5.1, Section 5.2, Section 5.5, and Section 5.7 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date (except to the extent such representations and warranties address matters as of particular dates, in which case, such representations and warranties shall be true and correct in all material respects on and as of such dates);
(ii)    otherwise set forth in Article V, without regard to any qualifications relating to materiality, Purchaser Material Adverse Effect, or similar phrases, shall be true and correct in all respects on and as of the date of this Agreement and on and as of the Closing Date (except to the extent such representations and warranties address matters as of particular dates, in which case, such representations and warranties shall be true and correct in all material respects on and as of such dates), in each case, except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, does not constitute a Purchaser Material Adverse Effect.
(b)    Covenants and Agreements. The Purchaser Parties shall have performed or complied in all material respects with all of their respective covenants and agreements required by this Agreement to be performed or complied with by them prior to the Closing.
ARTICLE IX.
PROCEDURES RELATING TO TAXES
Section 9.1    Tax Returns.
(a)    The Sellers shall timely prepare and file, or cause to be timely prepared and filed, all Pre-Closing Taxable Period Returns that are due (taking into account any applicable extensions) on or before the Closing Date. The Sellers shall pay, or cause to be paid, all Taxes due in respect of any Tax Return they are responsible for filing pursuant to this Section 9.1(a) to the applicable Governmental Authority prior to the Closing Date. The Purchaser shall timely prepare and file, or cause to be timely prepared and filed, all Pre-Closing Taxable Period Returns that are required to be filed (taking into account any applicable extensions) after the Closing Date and any Straddle Period Return. All reasonable third-party costs and expenses incurred in connection with the preparation and filing of (i) any Pre-Closing Taxable Period Return shall be borne and Paid by

Sellers and (ii) any Straddle Period Return shall be allocated between the Purchaser, on the one hand, and Sellers, on the other hand, based on the principles of Section 9.1(c).
(b)    Any Pre-Closing Taxable Period Returns and Straddle Period Returns prepared and filed by the Purchaser pursuant to Section 9.1(a) for which the Sellers have liability pursuant to this Agreement or under applicable Law shall be prepared in a manner consistent with past practice, except as otherwise required by applicable Law. The Purchaser shall deliver any such (i) income Tax Returns and (ii) non-income Tax Returns prepared inconsistent with past custom and practice, in each case, described in the immediately preceding sentence to the Representative for its review and comment at least twenty (20) days prior to the date on which such Tax Return is required to be filed (taking into account any applicable extensions of time to file), or (in the case of any non-income Tax Return) such shorter time as is commercially reasonable. In any case where the Representative and Purchaser cannot resolve any dispute regarding any such Tax Return, the parties may submit such dispute to the Independent Accountants for resolution consistent with the terms of Section 2.8(b)(iii), applied mutatis mutandis.
(c)    For purposes of this Agreement, in the case of any Taxes of any member of the Company Group that are payable with respect to any taxable period that begins on or before, and ends after, the Closing Date (a “Straddle Period”) (i) real, personal, and intangible property Taxes and any other similar Taxes levied on a per diem basis of any Person for a Pre-Closing Tax Period shall be equal to the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the total number of days in the Straddle Period, and (ii) any other Taxes of any Person for any Pre-Closing Tax Period shall be computed as if such Tax period ended at the end of the day on the Closing Date, including for purposes of Section 706 of the Code and Treasury Regulations Section 1.706-4(a)(3)(iii); provided that any Taxes of the Company Group arising as a result of any income inclusion under Sections 951 or 951A of the Code shall be deemed to arise in a Pre-Closing Tax Period to the extent such inclusion is attributable to the income of a non-U.S. entity arising in any Pre-Closing Tax Period with such inclusion calculated as if the taxable year (as determined for U.S. federal income Tax purposes) of such non-U.S. entity ended on the Closing Date.
(d)    Following the Closing Date, the Purchaser and the Representative shall notify each other in writing within ten (10) Business Days after receipt by any such Party or any of its Affiliates of written notice of the commencement of any Tax Proceeding of any member of the Company Group with respect to any Pre-Closing Tax Period or Straddle Period for which any other Party may have liability under this Agreement or pursuant to applicable Law (a “Tax Contest”). The Purchaser shall have the exclusive right to control the conduct of any Tax Contest; provided, that, if either (i) the Sellers agree in writing that any such Tax Contest relates solely to Taxes in a Pre-Closing Tax Period for which the Sellers have and assume total liability or (ii) the Tax Contest relates solely to Taxes in a Pre-Closing Tax Period and the outcome of the Tax Contest could reasonably be expected to result in the application of the last sentence of this Section 9.1(d) and, in each case, the Sellers otherwise comply with this Section 9.1(d), the Representative may elect to control such Tax Contest; provided further, that the controlling Party shall keep the applicable non-controlling Party informed of the progress, correspondence, and submissions related to such Tax Contest and shall not settle, compromise, and/or concede any portion of such Tax Contest for which the other non-controlling Party could have liability without the prior written consent of the applicable non-controlling Party, which consent shall not be unreasonably withheld, delayed, or conditioned. Notwithstanding anything to the contrary, the Parties agree that with respect to any Tax matter related to any Tax Return of any Company Group member governed under the Partnership Tax Audit Rules for which an “imputed underpayment” under Section 6225 of the Code is assessed after the Closing Date, the Parties shall make (or cause to be made) a timely and proper election under Section 6226(a) of the Code (and any corresponding elections under applicable state and local Law) with respect thereto or otherwise take any action reasonably requested by the Purchaser or any of its Affiliates that ensures that the Sellers are economically responsible for any such imputed underpayment.
Section 9.2    Assistance and Cooperation.
(a)    The Sellers and the Purchaser agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information (including access to books and records) and assistance as is reasonably requested for the filing of any Tax Returns, and the preparation, prosecution, defense, or conduct of any Tax Contest or any Tax Proceeding involving any member of the Company Group.
(b)    The Sellers shall reasonably cooperate with Purchaser in the conduct of any Tax Proceeding involving or otherwise relating to the Company Group (or their respective income or assets). Any information obtained under this Section 9.2(b) shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or in the conduct of any Tax Proceeding.
(c)    Notwithstanding anything herein to the contrary, (i) in no event shall any Person be entitled to review, inspect, or receive originals or copies of any Tax Returns of the Purchaser or any of its Affiliates (other than members of the Company Group) and (ii) the Purchaser shall have the sole and exclusive right to control any Tax Proceeding in respect of Taxes of the Purchaser or any of its Affiliates (other than any Tax Contest solely involving the members of the Company Group).
Section 9.3    Transfer Taxes. Except as otherwise provided in this Section 9.3, each of the Purchaser, on the one hand, and the Sellers (and, following execution of the Distribution Agreements, each Specified Holder, Other Holder and Cashed Out Holder, as applicable), on the other hand, shall be responsible for fifty percent (50%) of any sales, use, value added, transfer, stamp, registration, documentary, excise, real property transfer, or similar Taxes incurred as a result of the Transactions (collectively, “Transfer Taxes”); provided that, for the avoidance of doubt and notwithstanding anything to the contrary, Transfer Taxes shall not include, and Sellers (and, following execution of the Distribution Agreements, each Specified Holder, Other Holder and Cashed Out Holder, as applicable) shall be responsible for any and all Taxes arising from the Holdco Sellers Reorganization. The Party responsible by Law for filing any Tax Return or other document related to any Transfer Taxes described in the preceding sentence hereby agrees to file in a timely manner any such Tax Return or other document and shall provide the other Party with evidence reasonably satisfactory to the other Party that such Tax Return or other document has been filed and that such Transfer Taxes have been paid. Notwithstanding the foregoing, the Purchaser shall be responsible for and shall pay any Transfer Taxes incurred as a result of the purchase (or transfer) and sale (or acquisition) of the UK Company Interests, the Dutch Majority

Company Interests, and the Dutch Minority Company Interests and shall file (or cause to be filed) in a timely manner any Tax Return or other document related to any such Transfer Taxes and shall provide the Sellers with evidence reasonably satisfactory to the Sellers that such Tax Return or other document has been filed and that such Transfer Taxes have been paid. The Purchaser and the Sellers shall reasonably cooperate in the preparation and execution of any Tax Returns required to be filed in respect of any Transfer Taxes.
Section 9.4    Tax Sharing Agreement. Any and all Tax Sharing Agreements to which any member of the Company Group is a party shall be terminated as of the Closing Date and, from and after the Closing Date, no member of the Company Group shall have any liability to make any payment pursuant to any such agreement for any past or future period.
Section 9.5    Prohibited Acts. Except as otherwise required by applicable Law, without the prior written consent of the Representative, which consent shall not be unreasonably withheld, delayed, or conditioned, the Purchaser will not, and will not permit any member of the Company Group, or any of its or their Affiliates, to (a) file, amend, re-file or otherwise modify any Tax Return of any member of the Company Group for any Pre-Closing Tax Period (except with respect to any such Tax Return filed pursuant to Section 9.01(b)), (b) extend or waive the applicable statute of limitations with respect to a Tax of any member of the Company Group for any Pre-Closing Tax Period, (c) make, change or rescind any Tax election with respect to any member of the Company Group for any Pre-Closing Tax Period (except with respect to an election made pursuant to Section 754 of the Code), (d) file any ruling or request with any Tax authority that relates to Taxes or Tax Returns of any member of the Company Group for any Pre-Closing Tax Period, (f) file an administrative adjustment request under Section 6227(a) of the Code, or any similar or successor provision of the Partnership Tax Audit Rules or other Tax Law in any jurisdiction, for any Pre-Closing Tax Period, (g) enter into any voluntary disclosure agreement or program with any Tax authority regarding any Tax or Tax Returns of any member of the Company Group for any Pre-Closing Tax Period, or (h) cause any member of the Company Group to engage in a transaction after the Closing on the Closing Date that is outside the ordinary course of business and not otherwise contemplated by this Agreement, in each case, if any such action would reasonably be expected to increase the Tax liabilities of any Seller (and, following execution of the Distribution Agreements, any Specified Holder, Other Holder and Cashed Out Holder, as applicable), whether pursuant to this Agreement or otherwise.
Section 9.6    Transaction Tax Deductions. Any and all Transaction Tax Deductions shall be treated for income Tax purposes as having been incurred by the members of the Company Group in, and reflected as a deduction on the income Tax Returns of the members of the Company Group for, the Pre-Closing Tax Period (limited, in the case of a Tax period ending on or prior to the Closing Date, to the extent at least “more likely than not” permitted under applicable Law).
ARTICLE X.
TERMINATION
Section 10.1    Termination. This Agreement may be terminated at any time prior to the Closing:
(a)    by mutual written consent of the Purchaser and the Company;

(b)    by the Purchaser, if there has been any breach of or failure to perform any representation, warranty, covenant, or agreement on the part of the Sellers or the Company set forth in this Agreement, which breach or failure to perform (i) would cause the conditions set forth in Section 8.2(a) or (b) to not to be satisfied and (ii) if curable, has not been cured on or prior to the earlier of the Outside Date or thirty (30) days following receipt by the Company of written notice of such breach or failure to perform from the Purchaser; provided, that, at the time of such termination, no Purchaser Party shall be in breach of this Agreement, which causes a condition to Closing set forth in Section 8.3(a) or Section 8.3(b) to fail to be satisfied;
(c)    by the Company, if there has been any a breach of or failure to perform any representation, warranty, covenant, or agreement on the part of any Purchaser Party set forth in this Agreement, which breach or failure to perform (i) would cause the conditions set forth in Section 8.3(a) or (b) to not to be satisfied and (ii) if curable, has not been cured on or prior to the earlier of the Outside Date or thirty (30) days following receipt by the Purchaser of written notice of such breach or failure to perform from the Sellers; provided, that, at the time of such termination, the Sellers and the Company shall not be in breach of this Agreement, which causes a condition to Closing set forth in Section 8.2(a) or Section 8.2(b) to fail to be satisfied;
(d)    by the Purchaser, if there shall be any Law or Order that is final and nonappealable preventing the consummation of the Transactions on the terms set forth herein or that makes consummation of the Transactions on the terms set forth herein illegal; provided, however, that Purchaser shall not be entitled to terminate this Agreement pursuant to this Section 10.1(d) if the Purchaser is then in material default or breach of this Agreement and such default or breach has been the primary cause of or has primarily resulted in, such Law or Order having been issued;
(e)    by the Company, if there shall be any Law or Order that is final and nonappealable preventing the consummation of the Transactions on the terms set forth herein or that makes consummation of the Transactions on the terms set forth herein illegal; provided however, that Company shall not be entitled to terminate this Agreement pursuant to this Section 10.1(e) if the Company or the Sellers are then in material default or breach of this Agreement and such default or breach has been the primary cause of or has primarily resulted in, such Law or Order having been issued;
(f)    by the Purchaser, if on or after the Outside Date the Closing shall not have occurred; provided, however, that the Purchaser shall not be entitled to terminate this Agreement pursuant to this Section 10.1(f) if any Purchaser Party’s breach of this Agreement is a proximate cause of the failure of the Transactions to occur by the Outside Date or has prevented the consummation of the Transactions;
(g)    by the Company, if on or after the Outside Date the Closing shall not have occurred; provided, however, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 10.1(g) if the Company’s or any Seller’s breach of this Agreement a proximate cause of the failure of the Transactions to occur by the Outside Date, or has prevented the consummation of the Transactions; or
(h)    by the Company, if (i) the Company have given written notice to Purchaser that (A) all of the conditions set forth in Section 8.1 and Section 8.2 have been satisfied (other than those that, by their nature, are to be satisfied at the Closing, but subject to such conditions being capable of being satisfied if the Closing were to occur), in each case, at the time the Closing is required to have occurred in accordance with Section 2.2; and (B) the Sellers are ready, willing, and able to take the actions within their control to consummate the Closing; and (ii) the Purchaser Parties fail to consummate the Closing within two (2) Business Days following receipt of such notice or, if sooner, by the Outside Date.
Section 10.2    Effect of Termination. In the event of the termination of this Agreement pursuant to Section 10.1, this Agreement shall immediately become void, there shall be no liability or obligation on the part of the Purchaser Parties, the Sellers, the Company, any of their respective Affiliates, or their or their Affiliates’ respective Representatives, equityholders, managers, or partners, and all rights and obligations of any Party shall cease, except that any such termination shall not relieve any Person from any liability or Losses from Fraud or willful or intentional breach of this Agreement. Notwithstanding the foregoing, the provisions of this Section 10.2, Section 6.11(b), Section 6.11(c), and Article XI shall remain in full force and effect and survive any termination of this Agreement. For purposes of this Agreement, the failure of any Party, for any reason, to consummate the Closing (including delivery of the Transaction Consideration or the Purchased Interests, as applicable) pursuant to, and when required by, the terms of this Agreement shall constitute a willful and intentional breach of this Agreement and, in the event of the Sellers terminate this Agreement after a failure by any Purchaser Party to consummate the Closing pursuant to, and when required by, the terms of this Agreement, the Sellers will automatically be deemed to have terminated this Agreement pursuant to Section 10.1(h). Each Party may (and, in the case of the Company, may on behalf of itself and the Sellers) petition a court to award damages in connection with any such breach of the terms and conditions set forth in this Agreement, and the Parties agree that such damages shall not be limited to reimbursement of expenses or out-of-pocket costs, and shall include the benefit of the bargain lost by the Sellers and the Company, on the one hand, or the Purchaser Parties, on the other hand (taking into consideration relevant matters, including other transaction opportunities and the time value of money). The Company may, additionally, on behalf of the Sellers, enforce such award and accept damages for such breach. Nothing in this Article X shall be deemed to impair the right of any Person to seek or compel specific performance by a Party of its obligations under this Agreement.
ARTICLE XI.
GENERAL PROVISIONS
Section 11.1    No Survival. Each of the representations, warranties, covenants, and agreements set forth herein (other than the representations and warranties set forth in Sections 4.8, Section 4.27 and Section 5.12, which shall survive the Closing indefinitely) or in any certificate delivered pursuant hereto (in each case subject to the express limitations and qualifications therein) shall terminate at and as of and not survive the Closing, other than each covenant and agreement set forth in this Agreement that by its terms is required to be performed following the Closing, which shall survive the Closing in accordance with its terms. Without limiting the foregoing, the sole and exclusive recourse of the Purchaser Parties for any breach or inaccuracy in the representations and warranties herein or in any certificate delivered pursuant hereto shall be against the R&W Insurance Policy. No Party or any of its respective Affiliates shall have any Liability with respect to any representation, warranty, covenant, or agreement from and after the time that such representation, warranty, covenant, or agreement terminates or ceases to survive hereunder; provided, that nothing in this Section 11.1 shall limit (a) any claim or recovery that may be available to Purchaser under the R&W Insurance Policy (regardless whether Purchaser successfully binds the R&W Insurance Policy or fails to bind such an insurance policy) or (b) any claim of Fraud.
Section 11.2    Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given (a) upon receipt, if delivered personally, (b) three (3) days after being mailed by registered or certified mail (postage prepaid, return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like changes of address), or (c) immediately when sent by email (upon confirmation of receipt, machine generate being sufficient) to the email address specified below (or at such other email address for a party as shall be specified by like changes of email addresses):
If to the Purchaser Parties, to:
Lincoln International
110 N. Wacker Drive Floor 51
Chicago, IL 60606
Email: [***]
Attention: Legal Department
with a copy (which shall not constitute notice) to:
Latham & Watkins
330 North Wabash, Suite 2800
Chicago, IL 60611
Email: daniel.breslin@lw.com; Steven.Stokdyk@lw.com
Attention: Daniel Breslin; Steven Stokdyk
If to the Sellers or, prior to the Closing, the Company, to:
Marsh, Berry & Company, LLC
28601 Chagrin Blvd., Suite 400
Woodmere, OH 44122
Email: [***]
Attention: Michael Metz
and
AMC MB Mini-Master, LP
c/o Atlas Merchant Capital LLC
477 Madison Avenue, 22nd Floor
New York, NY 10022
Email: [***]

Attention: David Schamis
with a copy (which shall not constitute notice) to:
Calfee, Halter & Griswold LLP
1405 East Sixth Street
Cleveland, Ohio 44114
Attention: Michael B. Hurley & Daniella C. Vespoli
Email: mhurley@calfee.com; dvespoli@calfee.com
and
Debevoise & Plimpton LLP
66 Hudson Boulevard East
New York, NY 10001
Attention: Gregory V. Gooding; Andrew G. Jamieson
Email: gvgooding@debevoise.com; agjamieson@debevoise.com
Section 11.3    Headings; Table of Contents. The headings and table of contents contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
Section 11.4    Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.
Section 11.5    Entire Agreement. This Agreement (together with the Exhibits and Schedules hereto and the Disclosure Letter) and the other Transaction Documents constitute the entire agreement of the parties with respect to their subject matter, and supersede all prior agreements and undertakings, both written and oral, among the parties or between any of them, with respect to the subject matter hereof, other than the Confidentiality Agreement.
Section 11.6    Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests, or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void; provided, that, without written consent of any party hereto, each Purchaser Party may assign its rights hereunder, in whole or in part, to any of its Subsidiaries, but no such assignment shall relieve any Purchaser Party of any liability or obligation hereunder; provided, further, that the Purchaser Parties may collaterally assign their rights under this Agreement to any of the Debt Financing Sources or any agent or collateral trustee for such Debt Financing Sources. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns.

Section 11.7    Parties in Interest. Except as expressly stated herein, this Agreement shall be binding upon and inure solely to the benefit of each Party, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement, except that the Debt Financing Sources shall be express third-party beneficiaries of, and may enforce, Section 11.19 and any of the provisions of this Agreement reflecting the agreements set forth in Section 11.19.
Section 11.8    Fees and Expenses. Except as otherwise specifically provided in this Agreement, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses whether or not the Transactions are consummated.
Section 11.9    Amendment. Except as otherwise provided in Section 11.19 below, this Agreement may be amended by the Parties at any time. This Agreement may not be amended except by an instrument in writing signed by the Purchaser, the Company, and the Representative.
Section 11.10    Extension; Waiver. At any time prior to the Closing Date, any Party entitled to the benefits thereof, may, to the extent permitted by Law (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any other Transaction Document, and (c) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. Such extension or waiver shall not be deemed to apply to any time for performance, inaccuracy in any representation or warranty, or noncompliance with any agreement or condition, as the case may be, other than that which is specified in the extension or waiver. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.
Section 11.11    Specific Performance. The Parties hereby acknowledge and agree that the failure of any Party to perform its agreements and covenants hereunder will cause irreparable injury to the other parties for which damages, even if available, will not be an adequate remedy. Accordingly, each Party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such Party’s obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder, without proof of actual damages or any requirement to post a bond, this being in addition to any other remedy to which a Party is entitled at law or in equity. Each Party agrees that it shall not oppose (and hereby waives any defense in any action for) the granting of an injunction, specific performance, or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance or other equitable remedy is not an appropriate remedy for any reason at law, in equity or otherwise.
Section 11.12    Remedies Cumulative. Except as otherwise explicitly provided for elsewhere herein, all rights and remedies existing under this Agreement are cumulative to, and not exclusive to, and not exclusive of, any rights or remedies otherwise available.
Section 11.13    Governing Law; Waiver of Jury Trial. EXCEPT AS OTHERWISE PROVIDED IN SECTION 11.19 BELOW, THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE DOMESTIC LAWS OF THE STATE OF

DELAWARE, WITHOUT GIVING EFFECT TO ANY CHOICE OF LAW OR CONFLICTING PROVISION OR RULE (WHETHER OF THE STATE OF DELAWARE OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF DELAWARE TO BE APPLIED. IN FURTHERANCE OF THE FOREGOING, THE INTERNAL LAW OF THE STATE OF DELAWARE WILL CONTROL THE INTERPRETATION AND CONSTRUCTION OF THIS AGREEMENT, EVEN IF UNDER SUCH JURISDICTION’S CHOICE OF LAW OR CONFLICT OF LAW ANALYSIS, THE SUBSTANTIVE LAW OF SOME OTHER JURISDICTION WOULD ORDINARILY APPLY. EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT SUCH PARTY MAY LEGALLY AND EFFECTIVELY DO SO, TRIAL BY JURY IN ANY SUIT, ACTION, OR PROCEEDING ARISING HEREUNDER.
Section 11.14    Consent to Jurisdiction. EXCEPT AS OTHERWISE PROVIDED IN SECTION 11.19 BELOW, EACH PARTY HERETO AGREES AND CONSENTS TO THE EXCLUSIVE JURISDICTION OF ANY DELAWARE STATE OR FEDERAL COURT SITTING IN WILMINGTON, DELAWARE, AND ANY APPROPRIATE APPELLATE COURTS THEREFROM, WITH RESPECT TO ALL MATTERS RELATING TO THIS AGREEMENT AND TO THE TRANSACTIONS (EXCEPT AS SET FORTH IN ANOTHER TRANSACTION AGREEMENT), WAIVES ALL OBJECTIONS BASED ON LACK OF VENUE AND FORUM NON CONVENIENS, AND IRREVOCABLY CONSENTS TO THE PERSONAL JURISDICTION OF ALL SUCH COURTS. THE PARTIES FURTHER AGREE THAT ANY FINAL AND NON-APPEALABLE JUDGMENT AGAINST ANY OF THEM IN ANY PROCEEDING DESCRIBED IN THE FIRST SENTENCE OF THIS SECTION 12.14 SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN ANY OTHER JURISDICTION WITHIN OR OUTSIDE THE UNITED STATES BY SUIT ON THE JUDGEMENT, A CERTIFIED COPY OF WHICH SHALL BE CONCLUSIVE EVIDENCE OF THE FACT AND AMOUNT OF SUCH JUDGEMENT.
Section 11.15    Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same instrument. This Agreement shall become effective when each Party shall have executed this Agreement. This Agreement may be delivered by facsimile or .pdf transmission.
Section 11.16    Interpretation. The interpretation of this Agreement shall be governed by the following rules of construction: (a) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include all other genders as the context requires; (b) references to the terms Article, Section, clause, subclause, paragraph, Exhibit, and Schedule are references to the Articles, Sections, clauses, subclause, paragraphs, Exhibits, and Schedules to this Agreement unless otherwise specified; (c) the terms “hereof,” “herein,” “hereby,” “hereto,” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto; (d) references to “$” shall mean U.S. dollars; (e) any reference to any Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise; (f) the word “including” and words of similar import when used in the Transaction Documents shall mean “including without limitation,” unless otherwise specified; (g) the word “or” shall not be exclusive; (h) references to “written” or “in writing” include in electronic form; (i) the parties have each participated in the negotiation and drafting of this Agreement and if an ambiguity or question of interpretation should arise, this

Agreement shall be construed as if drafted jointly by the parties thereto and no presumption or burden of proof shall arise favoring or burdening either party by virtue of the authorship of any of the provisions in this Agreement; (j) a reference to any Person includes such Person’s successors and permitted assigns; (k) any reference to “days” means calendar days unless Business Days are expressly specified; (l) when calculating the period of time before which, within which, or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day; (m) reference to a Person in a particular capacity shall exclude such Person in any other capacity; and (n) from and after such time as the Holdco Sellers Reorganization is completed, any reference in this Agreement to “Sellers” shall no longer be deemed to apply to Holdco Seller and any reference to “Holdco Sellers” shall only be deemed to apply to Holdco II Seller.
Section 11.17    Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement and not otherwise), no past, present, or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor, or representative or Affiliate (collectively, the “Non-Party Affiliates”) of any of the foregoing shall have any liability (whether in contract, tort, equity, or otherwise) for any one or more of the representations, warranties, covenants, agreements, or other obligations or liabilities of any one or more of the Sellers, the Company, the Purchaser Parties, or any other party under this Agreement (whether for indemnification or otherwise) or of or for any claim based on, arising out of, or related to this Agreement or the Transactions and each party thereto waives and releases all such liabilities, claims and obligations against any such Non-Party Affiliates. Non-Party Affiliates are expressly intended as third party beneficiaries of this Section 11.17.
Section 11.18    Representative.
(a)    As of the date hereof until such time as the Post-Closing Adjustment is finally determined pursuant to Section 2.8 (such period, the “Adjustment Period”), all references to the “Representative” herein shall be deemed to refer to Atlas Merchant Capital LLC in its capacity as representative of the Sellers (and, following execution of the Distribution Agreements and (as applicable) Limited Joinders, the Specified Holders, Other Holders and Cashed Out Holders, as applicable) and, from and after the end of the Adjustment Period, all references to the “Representative” herein shall be deemed (immediately and automatically without any action by any Person) to refer to Holdco II Seller in its capacity as representative of the Sellers (and, following execution of the Distribution Agreements, the Specified Holders, Other Holders and Cashed Out Holders, as applicable), in each case, for all purposes under this Agreement, the other Transaction Documents and the other agreements, instruments, and documents contemplated thereby as further described in this Section 11.18; provided, however, and not withstanding anything herein to the contrary, during the Adjustment Period, Atlas Merchant Capital LLC agrees to reasonably cooperate with Holdco II Seller and its accountants and other representatives in connection with any and all matters arising out of or related to the Earnout Agreement and the Earnout Amount.
(b)    The Sellers (and, following execution of the Distribution Agreements and (as applicable) Limited Joinders, the Specified Holders, Other Holders and Cashed Out Holders, as applicable, collectively, the “Other Specified Sellers”) hereby agree that the Representative is hereby irrevocably appointed as the representative, agent, proxy, and attorney in fact (coupled with an interest) for all of the Sellers and the Other Specified Sellers for all purposes under this Agreement, the other Transaction Documents and the other agreements, instruments, and documents contemplated thereby, including the full power and authority on such Seller’s or such Other Specified Seller’s behalf (without the prior approval of any Seller): (i) to consummate the Transactions and the other agreements, instruments, and documents contemplated hereby or executed in connection herewith; (ii) to negotiate claims and disputes arising under, or relating to, this Agreement, the other Transaction Documents and the other agreements, instruments, and documents contemplated hereby or executed in connection herewith (including, for the avoidance of doubt, the Post-Closing Adjustment contemplated by Section 2.8 and the Post-Closing Amounts); (iii) to satisfy any and all obligations or liabilities of any Seller, any Other Specified Sellers or the Representative in the performance of any of their commitments hereunder (including, for the avoidance of doubt, the Post-Closing Adjustment contemplated by Section 2.8 and the Post-Closing Amounts); (iv) to execute and deliver any amendment or waiver to this Agreement, the other Transaction Documents and the other agreements, instruments, and documents contemplated hereby or executed in connection herewith; and (v) to take all other actions to be taken by or on behalf of any Seller or any Other Specified Sellers in connection with this Agreement, the other Transaction Documents and the other agreements, instruments, and documents contemplated hereby or executed in connection herewith. Such agency and proxy are coupled with an interest, are therefore irrevocable without the consent of the Representative, and shall survive the death, incapacity, bankruptcy, dissolution, or liquidation of each Seller and each Other Specified Seller. All decisions, actions, exercises of rights, power, authority, or determination by the Representative shall be binding upon each Seller and each Other Specified Seller, as if such Person had taken such decision, action, exercise of rights, power, authority, or determination in its individual capacity, and the Escrow Agent and the Purchaser Parties may rely upon such decision, action, exercise of right, power, authority, or such determination of the Representative as the decision, action, exercise, right, power, authority, or determination of such Person, and none of the Sellers nor any Other Specified Person shall have the right to object, dissent, protest, or otherwise contest the same. The Representative shall have no duties or obligations hereunder, including any fiduciary duties, except those set forth herein, and such duties and obligations shall be determined solely by the express provisions of this Agreement. The Representative is serving in that capacity solely for purposes of administrative convenience, and is not individually liable in such capacity for any of the obligations of the other Sellers or the Other Specified Sellers hereunder.
(c)    Notwithstanding anything herein to the contrary, the Representative shall not be liable to the Sellers or the Other Specified Sellers for actions taken pursuant to this Agreement, the other Transaction Documents (including the Escrow Agreement or the Earnout Agreement) or the other Transaction Documents and the other agreements, instruments, and documents contemplated thereby, except to the extent such actions shall have been determined by a court of competent jurisdiction to have constituted fraud or bad faith (it being understood that any act done or omitted pursuant to the advice of counsel, accountants, and other professionals and experts retained by the Representative shall be conclusive evidence of good faith). Effective as of the date hereof, and without any further act of any of the Sellers, the Other Specified Sellers, the Representative and its Non-Recourse Parties shall be indemnified, held harmless, and reimbursed by each Seller and each Other Specified Seller severally, and not jointly, against all costs, expenses (including reasonable attorneys’ fees), judgments, fines, and amounts paid or incurred by the Representative and its Non-Recourse Parties arising out of the fact that it is or was acting as the Representative pursuant to the terms of this Agreement (including, for the avoidance of doubt, the Post-Closing Adjustment contemplated by Section 2.8 or the Post-Closing Amounts) (the “Representative Losses”). Any and all amounts paid or incurred by the Representative and its Non-Recourse Parties in connection with any claim, action, suit, or proceeding to which the Representative or such other Person is made a party by reason of the fact that it is or was acting as the Representative pursuant to the terms of this Agreement are on behalf of the Sellers and the Other Specified Sellers (and, not for the avoidance of doubt, on behalf of the Representative in any other capacity, as a Seller or otherwise) and shall be Representative Losses.
(d)    Neither the Representative nor any of its Non-Recourse Parties shall incur any liability to any Seller or any the Other Specified Sellers by virtue of the failure or refusal of the Representative or any of its Non-Recourse Parties for any reason to consummate the Transactions or relating to the performance of their duties hereunder. The Representative and its Non-Recourse Parties shall have no liability in respect of any action, claim, or proceeding brought against any such Person by any Seller or any Other Specified Sellers, regardless of the legal theory under which such liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise, if any such Person took or omitted taking any action in good faith.
(e)    If the Representative pays or causes to be paid any amounts in connection with any obligation or liability of a Seller or any Other Specified Seller in connection with the Transactions (including, for the avoidance of doubt, the Post-Closing Adjustment contemplated by Section 2.8 or the Post-Closing Amounts), any such payments and the reasonable expenses of the Representative incurred in administering or defending the underlying dispute or claim shall be first deducted from the Representative Holdback Account and thereafter be reimbursed by and be obligations of each Seller and each Other Specified Sellers severally, and not jointly, for such amount(s).
(f)    All references to the “Representative” herein mean such Person in its capacity as representative of the Sellers (and, following execution of the Distribution Agreements and (as applicable) Limited Joinders, the Specified Holders, Other Holders and Cashed Out Holders, as applicable) and not, for the avoidance of doubt, in any other capacity, as a Seller or otherwise.
Section 11.19    Debt Financing Source Provisions. Notwithstanding anything in this Agreement to the contrary (but in all cases subject to and without in any way limiting the rights, remedies, and claims of the Purchaser or any of its Affiliates under or pursuant to the Debt Commitment Letter or any other agreement entered into with respect to the Debt Financing), each Party:
(a)    agrees not to bring, or support any Person in bringing, or permit any of its Affiliates to bring, or support any person in bringing, any legal proceeding against, or seek to recover monetary damages from, any Debt Financing Sources in any way arising out of or relating to this

Agreement, the Debt Commitment Letter, or any contract entered into with respect the Debt Financing, or the performance of any services thereunder, whether in contract or in tort or otherwise, in any forum, other than the Federal court of the United States of America sitting in the Borough of Manhattan or, if that court does not have subject matter jurisdiction, in any state court located in the City and County of New York;
(b)    agrees that any proceeding against any of the Debt Financing Sources in any way arising out of or relating to this Agreement, the Debt Commitment Letter, or any contract entered into with respect to the Debt Financing, or the performance of any services thereunder, whether in contract or in tort or otherwise, shall be subject to the exclusive jurisdiction of, and shall be brought and heard and determined exclusively in, the Federal court of the United States of America sitting in the Borough of Manhattan or, if that court does not have subject matter jurisdiction, in any state court located in the City and County of New York, and any appellate court thereof and irrevocably submits itself and its property with respect to any such legal proceeding to the exclusive jurisdiction of such court;
(c)    irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of any such legal proceeding in the Federal court of the United States of America sitting in the Borough of Manhattan or, if that court does not have subject matter jurisdiction, in any state court located in the City and County of New York, and any appellate court thereof;
(d)    agrees that, except as expressly set forth in the Debt Commitment Letter or the Debt Financing Documents and except to the extent relating to the interpretation of any provisions in this Agreement (including any provision in the Debt Commitment Letter or the Debt Financing Documents that expressly specifies that the interpretation of such provision shall be governed by the laws of the State of Delaware), any such legal proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state);
(e)    agrees that service of process upon such party in any such legal proceeding shall be effective if notice is given in accordance with the notice provisions of this Agreement;
(f)    knowingly, intentionally, and voluntarily waives (to the fullest extent permitted by Law) trial by jury in any proceeding brought against the Debt Financing Sources in any way arising out of or relating to this Agreement, the Debt Commitment Letter, or any other contract entered into with respect to the Debt Financing or the performance of any services thereunder;
(g)    agrees that the Debt Financing Sources are express third-party beneficiaries of, and may enforce, this Section 11.19; and
(h)    agrees that the provisions in this Section 11.19, including the definitions used in this Section 11.19 (as used in this Section 11.19), shall not be amended, waived, or otherwise modified, in each case, in any way materially adverse to the Debt Financing Sources without the prior written consent (not to be unreasonably withheld, conditioned, or delayed) of the Debt Financing Sources party to the Debt Commitment Letter.

Notwithstanding anything to the contrary contained herein, none of Sellers or, prior to the Closing, the Company Group, shall have any rights or claims against any Debt Financing Source in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby, and no Debt Financing Source shall have any liability or obligation to, or be subject to any action, suit, proceeding or claim from, Sellers or, prior to the Closing, the Company Group, in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby, whether at law or equity, in contract, in tort or otherwise; provided that nothing in this Section 11.19 shall in any way limit the rights, remedies, and claims of the Purchaser Parties or any of their Affiliates under or pursuant to the Debt Commitment Letter or any other agreement entered into with respect to the Debt Financing.
[Signature page follows]

IN WITNESS WHEREOF, each of the undersigned has caused this Agreement to be signed, all as of the date first written above.

LINCOLN INTERNATIONAL, LP

By:	/s/ Robert Bruce Barr
Name: Robert Bruce Barr
Title: Director

By:	/s/ Lawrence James Lawson
Name: Lawrence James Lawson, III
Title: Director

By:	/s/ Robert Todd Brown
Name: Robert Todd Brown
Title: Director

LINCOLN INTERNATIONAL HOLDINGS LIMITED

By:	/s/ Theodore Heidloff
Name: Theodore Heidloff
Title: Director

LINCOLN INTERNATIONAL PARENT B.V.

By:	/s/ Robert Bruce Barr
Name: Robert Bruce Barr
Title: Director

LINCOLN INTERNATIONAL B.V.

By:	/s/ Eric Hendricus Wijs
Name: Eric Hendricus Wijs
Title: Managing Director
[Signature Page to the Equity Purchase Agreement]

MARSHBERRY HOLDCO, INC.

By:	/s/ Michael Metz
Name: Michael Metz
Title: Executive VP and Chief Operating Officer

MARSHBERRY HOLDCO II, LLC

By:	/s/ Michael Metz
Name: Michael Metz
Title: Chief Operating Officer

AMC MB MINI-MASTER, LP

By:	/s/ David I. Schamis
Name: David I. Schamis
Title: Director

DB FLF MBH LLC

By:	/s/ Dustin Schiavi
Name: Dustin Schiavi
Title: Authorized Signatory

MARSHBERRY HOLDING COMPANY, LLC

By:	/s/ Michael Metz
Name: Michael Metz
Title: Executive VP and Chief Operating Officer

ATLAS MERCHANT CAPITAL LLC

By:	/s/ David I. Schamis
Name: David I. Schamis
Title: Director
[Signature Page to the Equity Purchase Agreement]